5/20


03050638

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Enterprises Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED MAY 29 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34642 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/21/03



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

ANNUAL REPORT 2002



STRONG RECURRENT EARNINGS BASE

VALUE ADDED MANAGEMENT CULTURE

CONTINUOUS PROFIT GROWTH

STRICT AND TRANSPARENT CORPORATE GOVERNANCE

SUSTAINABLE LEADERSHIP IN OUR STRATEGIC SECTORS

CONTENTS

General Information

Registered Office

34/F, West Tower, Shun Tak Centre,
168–200 Connaught Road Central,
Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Internet Address

http://www.behl.com.hk

Company Secretary

Mr. Tam Chun Fai *CFA AHKSA*

Share Registrars

Tengis Limited
28/F, BEA Harbour View Centre,
56 Gloucester Road,
Wanchai, Hong Kong

Directors

Executive Directors

Mr. Hu Zhao Guang *(Chairman)*
Mr. Yi Xi Qun *(Vice Chairman)*
Mr. Xiong Da Xin
(Executive Vice Chairman and President)
Mr. Bai Jin Rong *(Executive Vice President)*
(Resigned on 23 December 2002)
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Xing Chun Hua
Mr. Zheng Wan He
Mr. Wei En Hong
Mr. Li Fu Cheng
Mr. Bi Yu Xi
Mr. Li Man
Mr. Li Zhong Gen

Non-executive Director

Mr. Fang Fang

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang



Professionals

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

Principal Bankers

In Hong Kong:

Bank of China, (Hong Kong) Limited
Bank of Communications, Hong Kong Branch
BNP Paribas, Hong Kong Branch
China Construction Bank, Hong Kong Branch
Credit Lyonnais, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Ltd.
Rabobank, Hong Kong Branch
Standard Chartered Bank

In Mainland China:

Agricultural Bank of China
Bank of China
Beijing City Commercial Bank
China Construction Bank
China Merchants Bank
China Minsheng Banking Corp., Ltd.
Guangdong Development Bank
The Industrial and Commercial Bank of China



CORPORATE STRUCTURE

The Group is currently engaged in four major sectors of business: infrastructure, consumer products, tourism and retail services and technology.

Infrastructure sector includes management and operation of the Capital Airport Expressway, the operation concession of the Shenzhen Shiguan Road and a water treatment plant.

Consumer products sector includes manufacture, distribution and sale of beer, wine, dairy products and processed meat and seafood products.

Tourism and retail services sector includes provision of tourism, retail and hotel services.

Technology sector is mainly represented by the Group's 53.93% interest in Beijing Development (Hong Kong) Limited ("Beijing Development"), 80% interest in Beijing Enterprises Holdings High-Tech Development Co., Ltd. and 40% interest in Beijing International Switching System Ltd ("BISC") which is a joint venture with Siemens AG producing switching system. The Group has also started several technology related projects such as Smart-card, GPS, magnetic suspension train, biotech engineering and geothermal energy system etc.



- **Beijing Holdings Limited** — 50.37%
- **Other entities, most of which are under the control of the Beijing Municipal Government** — 49.63%

Beijing Enterprises Investments Limited

61.69%

Beijing Enterprises Holdings Limited — 38.31% **Public Investors**

Infrastructure
- 96% Capital Airport Expressway
- 53.08% Shenzhen Shiguan Road
- 100% Water Treatment Plant

Consumer products
- 80% Yanjing Co. Ltd.
  - 69.31% Yanjing Brewery^γ
- 51% Winery
- 95% Western Food
- 74.77% Sanyuan Foods
  - 50% Beijing McDonald's
    - 50% Guangdong McDonald's

Tourism & Retail Services
- 50.13% Wangfujing Department Store*
- 40% Beijing Tourism Development
  - 82% Great Wall Hotel
  - 75% Holiday Inn Hotel
  - 50.5% Jianguo Hotel
  - 75% Badaling Tourism
  - 75% Long Qing Xia Tourism

Technology
- 53.93% Beijing Development (Hong Kong) Limited#
- 80% Beijing Enterprises Holdings High-Tech Development Co.
- 40% Beijing International Switching System Co.
- varies New Technology Initiatives

* *Separately listed on The Shanghai Stock Exchange*

γ *Separately listed on The Shenzhen Stock Exchange*

Separately listed on The Stock Exchange of Hong Kong Limited



Achievements

With the establishment of a sponsored level one American Depositary Receipts (ADR) program in May 2002, the Company can broaden its investor base, particularly among institutional investors in the U.S. in future.

In October 2002, the Group's successful reorganisation of tourism segment enhances its continued growth in tourism business.

In October 2002, Beijing Yanjing Brewery Company Limited successfully issued the 5-year convertible bonds in an aggregate principal amount of RMB700 million with a face value of RMB100 each in the PRC securities market.

The passing of CSRC listing hearing is a milestone for San Yuan's A share listing.

Financial position

	2002 year end	2001 year end
	HK$m	HK$m
Cash	**3,673**	4,072
Short-term loans	**1,780**	2,856
Long-term loans	**3,128**	1,837
Net debt	**(1,235)**	(621)
Net debt equity ratio	**16.8%**	8.8%
Minority interests	**3,148**	3,174
Net Assets	**7,343**	7,105

Net Assets (HK$'000)


1997
1998
1999
2000
2001
2002
7,343,000



Earnings

Turnover for the year amounted to HK$7.01 billion, representing an increase of 13% over last year.

Turnover (HK$'000)


1997
1998
1999
2000
2001
2002
7,011,698

Net profit attributable to shareholders for the year amounted to HK$410 million.

Net Profit Attributable to Shareholders (HK$'000)


*1997
1998
1999
2000
2001
2002
410,238

* *Net profit attributable to shareholders excluded interest earned on subscription monies, gain on deemed disposed of a subsidiary and refunds of value-added tax and business tax of an associate.*

Earnings per share amounted to HK$0.66.

Proposed final dividend of HK$0.18 per share, giving total annual dividend of HK$0.28 per share.



CHAIRMAN'S STATEMENT



Hu Zhao Guang
Chairman

I am pleased to announce the final results of Beijing Enterprises Holdings Limited (the "Company") and its subsidiaries (the "Group") for the year ended 31 December 2002. Consolidated turnover rose to HK$7.01 billion, representing an increase of 13% over previous year. Net profit attributable to shareholders amounted to HK$410 million. Earnings per share amounted to HK$0.66.

The Board of the Company (the "Board") recommended the payment of a final dividend of HK$0.18 per share, making a total dividend of HK$0.28 per share for the year.

Although most of our business strived to maintain growth in 2002, however, owing to the sluggish market performance of some business sectors and the realignments of state policy, the Group's overall profit recorded a substantial decline.

For 2002, responding to the tough environment, the Board and the management of the Company undertook both substantial and effective work in solidifying the risk warning system, conducting a serious assessment and monitoring of the possible risks and its respective durations instantly. While striving to raise profitability, the Group continued to drive the triple development strategies of expansion, technology and reorganisation. During the year, the Group not only made remarkable progress in capital and financial market but also in formation and implementation of the planning for the Olympics.



In respect of the implementation of the expansion strategy, most of the Group companies saw steady growth in profitability with incessant strength in corporate prowess. Profit after tax of Sanyuan Foods, Badaling Tourism, Longqingxia Tourism and Beijing Peking University UBL Biotech Co., Ltd showed steady growth together with the Water Treatment Plant providing stable cash inflows for the Group.

Important progress has been made according to schedule in the reorganisation strategy: With the incorporation of Beijing Tourism Development Company Limited in October 2002, the offshore reorganisation of the Group's tourism resources was subsequently completed in Hong Kong. Sanyuan Foods has accelerated its implementation of low-cost expansion to overseas with its first equity joint venture being set-up and operated in Western Australia in April 2003. Take the advantages on both domestic and foreign in term of its resources and markets, Sanyuan foods intends to build an international brand name and enhance the international competitiveness of the company itself and its products.

Proactive implementation of the Group's technology strategy has shown healthy development in Beijing Development, which is the Group's information technology ("IT") flagship. The IT business was initially set-up by injecting telecommunication project into Beijing Development in 2002 which has become an important pillar of the new profit platform of the Group.

Despite the significant uncertainties prevailing in the global economy in 2003, the trends of economic development in the PRC and Beijing City reveals that they will be able to maintain their sustainable, speedy and healthy development. We believe that the Group's principal business segments will achieve better development opportunities in 2003 and in the coming few years.

Consumer segment: Subsequent to China's accession to WTO, the production and sales of the Group's food related industry had become highly localised. The revocation of trade protection measures, such as customs duties, has minimal effects to our food products in terms of economic fluctuations. Hence with the pulling effects of the Olympic economy, market demands will continue to expand.

Infrastructure and high technology segments: In recent years, as the host to the 2008 Olympic Games, Beijing City has been increasing their investments in infrastructure and information technology which will push Beijing City to an unprecedented level of economic growth. The Group is actively pursuing the Olympics development opportunity relating to the construction of "Digital Beijing" and "Technology Olympics".



Tourism and retail service segments: With economic development in recent year and the proximity of the Olympics, the domestic tourism had heated up with enormous market opportunities for businesses like Jianguo Hotel, Badaling Great Wall, Longqingxia Tourism and Hot Spring Holiday Resort. At the same time, the Government has continued to implement the policy of expanding domestic demands to stimulate consumption which will lead to a stable growth of trend for the domestic retailing market.

In 2003, the Group will actively strive in the investments of Olympics project to secure breakthroughs by seeking Olympics related infrastructure projects and learning the best way to gain entry points for participating in the Olympics construction projects. The Group companies are also gearing up their efforts in capitalising commercial opportunities which were initiated by the Olympics. Apart from the Group companies actively campaigning for franchising concessions to become the official distributors of designated Olympics products, the Group will also leverage on the Olympic concept by actively expanding the recognition of the Group's brand name through organising, sponsoring and participating in various activities such as promotional, tourism and industrial development of the Olympics.

As a red chip company with government background, we will capitalise on the opportunities presented by the economic key strategy of Beijing, and will continue to adhere to our objective in creating the highest benefits to shareholders and insisting on our active and solid development directions, creating new performance continuously as well as repaying the supports and well wishes of our shareholders and friends.

In the meantime, I would like to take this opportunity to express my appreciation to the diligence and dedication of fellow directors and the Group's employees.

  

Chairman

Hong Kong
15 April 2003



Business Overview

Despite a very difficult market condition in the PRC, the Group managed to grow its market share and revenue in most business sectors in year 2002. However, the net profit attributable to the shareholders was dragged down significantly by the sharp downturn in the business of our major associate, BISC. The telephone switching industry in China encountered the most severe challenge in 2002 mainly due to restructure of the fixed line divisions of the China Telecommunication Bureau and slow down in order as a result of over capacity in the fixed line market. The consolidated turnover of the Company was HK$7.01 billion for the year ended 31 December 2002, increased by approximately 13% comparing to last year. Net profit attributable to shareholders was HK$410 million, down 29% comparing to last year.

Infrastructure



Capital Airport Expressway

Traffic volume increased by 15% to 33.9 million vehicles for the year mainly driven by prosperous air traffic volume of Beijing Capital International Airport. The net turnover and profit after tax of Capital Airport Expressway amounted to HK$331 million and HK$172 million respectively, representing 5% and 1% growth respectively over last year. The new toll scheme has become effective from 1 September 2002. Revenue derived from small vehicles was negatively affected. However, traffic volume was further stimulated by lower toll charge and reduction in revenue has been moderated by stronger traffic volume growth in the last quarter.



Water Treatment Concession

Net profit after amortisation on cost of the Concession was HK$140 million (2001: HK$145 million) for year 2002. This project continued to provide steady cash flow to the Group.

Consumer products



Beer

Sales volume reached 2,080,000 tons in year 2002, almost 26% higher than last year. Net turnover increased by 20% to HK$2.42 billion mainly due to acquisition of Yanjing Brewery (Liquan) Company Limited during the year. The net profit after tax was down by 14% to HK$163 million mainly due to higher advertisement and marketing expenses in a very competitive market as well as certain one off provisions in two brewery factories in Shangdong.



Yanjing Brewery, our A share listed subsidiary, completed the issue of RMB700 million convertible bonds in the mainland market. The proceeds from the issue are being used to upgrade existing facilities and to acquire more regional breweries like Yanjing Brewery (Liquan) Company Limited in Gui Lin and Fujian Yanjing Brewery Company Limited.

Dairy products and fast food

The sales volume of Sanyuan Food grew healthily in year 2002. Net turnover increased by 11% to HK$1.05 billion. Net profit after tax jumped 40% to HK$94 million when compared to 2001. The profit growth was mainly enhanced by significant margin improvement as a result of lower raw milk price and certain profit realized from disposal of investment.



The total number of outlets operated under the franchises of Beijing McDonalds' and Guangdong McDonalds' increased to 88 and 61 respectively at the end of 2002. Optimal economy of scale is being achieved through expanding the number of outlets at different locations.



Services



Tourism services

In 2002, the number of visitors to Badaling Great Wall totalled 4.06 million, increased by 10% compared to last year. The net turnover and profit after tax of Badaling Tourism amounted to approximately HK$91 million and HK$16.3 million respectively. The basis of revenue recognition for Badaling Tourism was changed to record only the 40% share of entrance fees, reducing the revenue and the associated cost correspondingly. The net profit for year 2002 was affected by the change in income tax rate to 33%.



In 2002, the number of visitors to Longqingxia tourism site increased by 15% to 746,000, the net turnover increased 18% while net profit after tax jumped 156% to HK$6.6 million when compared to last year.




JIANGUO

Hotel services

The average occupancy rate of Jianguo Hotel improved by 4% to 79% in the year 2002 . Net turnover was flat at HK$108 million. Net profit after tax declined slightly to HK$8.1 million. Room rates were still under pressure due to abundant supply of up market hotels in Beijing.



Retail services

The net turnover of Wangfujing Department Store Group ("Wangfujing Group") grew moderately by 1% to HK$2.03 billion. The net profit after tax of Wangfujing Group was HK$4.1 million for the year ended 31 December 2002 mainly due to lower investment income and realised loss from the property development division. Wangfujing Group is actively disposing some of its non-core assets of which the proceeds are intended to use for debt reduction and expansion of its nationwide chain department stores.

Technology



BISC (an associate)

During the year, BISC suffered a 62% decline in net turnover. Net profit after tax declined by 78% to HK$89 million. The industrial downturn was mainly caused by restructure of fixed line division of China Telecommunication Bureau. The slow down in order was also attributed to the over capacity in the fixed line markets in mainland China. Despite the slowing down of the business, the accounts receivable of BISC was reduced by almost 50%, relieving its capital pressure and exposure of bad and doubtful debt.

Other technology businesses

Beijing Development (Hong Kong) Limited ("Beijing Development"), the information technology flagship of the Group, recorded a substantial growth in revenue in 2002, especially in the segment of information technology business. It has built a strong market position in the educational information technology sector in Beijing and will continue to focus on the provision of information technology systems to primary and secondary schools in Beijing and the provision of internet and communication services to enterprises in Beijing.


北京發展(香港)有限公司
Beijing Development (Hong Kong) Limited



The Group has increased its investments in Beijing Ever Source Technology Development Limited, a joint venture company with unique patent technology to utilise geothermal energy as a source of energy for domestic consumption purpose. Many buildings in Beijing have now equipped with this geothermal energy system for maintaining a steady room temperature within the buildings.

Capitalisation and Financial Position

Shareholders' equity increased to approximately HK$7.3 billion while minority interests amounted to approximately HK$3.15 billion as at 31 December 2002. Net borrowings (total borrowings minus cash and bank balances) was HK$1,235 million at year end date representing 17% net debt to equity ratio. Bank borrowings were predominately in Renminbi with remaining 35% in US Dollar.



Executive Directors

HU Zhao Guang, aged 64, is the chairman of the Company and Beijing Holdings Limited ("BHL"), the parent company of the Company. He graduated from Tsinghua University in the PRC in 1964 and completed a management course in Sweden. He is also an adjunct professor of the Tsinghua University. From February 1993 to January 1998, he served as a Vice Mayor of the Beijing Municipal Government, responsible for new science and technology development and education. From 1988 to 1993, he served as the director of Beijing New Technology Development Zone and chief executive of Beijing Haidian District Government. Mr. Hu has over 32 years' experience in economics, finance and management. Mr. Hu joined the Group in April 1997.

YI Xi Qun, aged 56, is the vice chairman of the Company and vice chairman and general manager of BHL. He graduated from Beijing Chemical Institute in 1975 and later obtained a postgraduate degree in economics and management engineering at Tsinghua University. From 1986 to 1987, Mr. Yi was in charge of the Beijing Municipal Government Economic Structure Reform Committee and from 1987 to 1991, he served as the chief executive officer of Xicheng District of Beijing. Since 1991, Mr. Yi has been an assistant to the Mayor of Beijing as well as Director of the Economic and Foreign Trade Commission of Beijing Municipality and the Management Committee of the Beijing Economic and Technology Development Zone. Mr. Yi has in-depth knowledge and wealth of experience in macroeconomic and microeconomic management. He joined the Group in December 1999.

XIONG Da Xin, aged 53, is the executive vice chairman and president of the Company. He graduated from the Economics Faculty of Capital Trade and Economics University in 1982, and was awarded with the honor of Senior Economist. From May 1994 to February 2000, he served as a deputy secretary general of the Beijing Municipal Government, responsible for coordinating the financial and comprehensive economic affairs of Beijing. Meanwhile, from 1994 to 1998, he served as the director of the Legal System Office of the Beijing Municipality, and from 1998 to February 2000, he also served as the director of the General Office of the Beijing Municipal Government. From 1989 to 1992, Mr. Xiong served as the deputy executive officer of the Shijing Shan District of Beijing; from 1992 to 1994, he served as the deputy director of the Commercial Commission of the Beijing Municipality. Mr. Xiong has over 21 years' experience in economics and management. Mr. Xiong joined the Group in February 2000.

GUO Ying Ming, aged 59, is the executive director of the Company. He graduated from Beijing Foreign Trade Institute in 1967. Since February 1989, he has served as general manager, vice chairman and chairman of BHL. Prior to that, from 1985 to 1988, he held the post of chairman and general manager of China Resource Products (U.S.A.) Limited, the window company of the Beijing Municipal Government in the US. He has over 28 years' experience in international economics, foreign trade and enterprise management. From April 1997 to February 2000, Mr. Guo was the vice chairman and president of the Company. He rejoined the Group in December 2002.



BAI Jin Rong, aged 53, is the executive director and executive vice president of the Company and BHL. He graduated from Beijing Normal University in 1985. From 1992 to 1997, he served as a Deputy Director of Beijing Economic Structure Reforms Committee. From 1983 to 1992, he held the posts of deputy director and director of the Policy Research Office of Beijing Chemical Industry Group. Mr. Bai has over 28 years' experience in economics, finance and enterprise management. Mr. Bai joined the Group in April 1997.

LIU Kai, aged 49, is the executive director and vice president of the Company. Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Tsinghua University with a bachelor degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management at State Administration Institute. Prior to joining the Company, Mr. Liu has served as a senior executive of Beijing Transportation Bereau and Beijing Transportation Corporation. Mr. Liu has over 23 years' experience in economics and management. Mr. Liu joined the Group in January 2001.

XING Chun Hua, aged 68, is the executive director of the Company. He graduated from the People' University of China in 1964. Since 1984, he has served as deputy general manager and then general manager of San Yuan Group Company. From 1982 to 1984, he held the post of chief executive of Fangshan County. Since 13 March 1997, he has been the chairman of Sanyuan Food. He has over 43 years' experience in economics, agriculture and enterprise management. Mr. Xing joined the Group in April 1997.

ZHENG Wan He, aged 51, is the executive director of the Company. He graduated from Beijing Economic Institute in 1983. Since November 1984, he has held the posts of deputy general manager of Beijing Wangfujing Department Store and later vice chairman and general manager of Wanfujing Group. He has over 13 years' experience in economics, retail business and enterprise management. Mr. Zheng is presently the vice chairman of China Youth Entrepreneurs Association and a committee member of China United Commerce Association. Mr. Zheng joined the Group in April 1997.

WEI En Hong, aged 66, is the executive director of the Company. He graduated from Beijing Posts and Telecommunications Institute in 1959. Since 1996, he has served as chairman of Beijing International Switching System Co. Ltd. From 1983 to 1996, he served as deputy executive of the Posts and Telecommunications Administrative Bureau in Heilongjiang Province in the PRC, and then as the chief executive of the Posts and Telecommunications Administrative Bureau in Hebei Province in the PRC. He has over 38 years' experience in the posts and telecommunications industry and in management. Mr. Wei joined the Group in April 1997.

LI Fu Cheng, aged 48, is the executive director of the Company. Since 1983, he has held the posts of deputy secretary and secretary of Yanjing Brewing Factory, and then the chairman and general manager of Yanjing Group. Mr. Li has over 23 years' experience in the brewing industry. Mr. Li joined the Group in April 1997.



BI Yu Xi, aged 54, is the executive director of the Company. Mr. Bi graduated from Beijing Agricultural University with a bachelor degree in Economics and Management, and was awarded with the honor of Senior Economist. Prior to joining the Company, Mr. Bi served as the deputy chief executive of Beijing Transportation Bureau. He is currently the president of Beijing Capital Expressway Development Co., Ltd. Mr. Bi has over 35 years' experience in highway construction and management. Mr. Bi joined the Group in August 2000.

LI Man, aged 45, is the executive director of the Company. Mr. Li obtained his bachelor degrees of Philosophy and Economics from Beijing Normal University and Beijing Polytechnic University respectively. Mr. Li served as Deputy Chief Executive of Beijing Yanqing County Administration Academy and Executive Deputy Principal of Beijing Science and Technology University, Yanqing County Branch since 1996. Mr. Li is presently the director of BTZA, the General Manager of Badaling Tourism Company and the General Manager of Badaling Tourism Development Company. He has indepth-knowledge and experience in hotel management and tourism business. Mr. Li joined the Group in August 2001.

LI Zhong Gen, aged 51, is the executive director of the Company. He graduated from Beijing No. 2 Foreign Language Institute in 1977. Since October 1994, he served as the director and deputy general manager of Beijing Tourism Company Limited. Prior to that, from April 1987 to October 1994, he held the posts of general manager of Jianguo Hotel, director of State Asset Administration and deputy vice general manager of the Beijing Tourism Bureau, and general manager of Beijing Tourism Corporation and Beijing Hotel Management Company. Mr. Li has over 23 years' experience in finance, tourism development and hotel management. Mr. Li joined the Group in April 1997.



Independent Non-executive Directors

LAU Hon Chuen, Ambrose, aged 55, holds a Bachelor of Laws degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the Legislative Council, the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region ("HKSAR") and a Nonofficial Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Provisional Legislature of Hong Kong. Mr. Lau joined the Group in April 1997.

Dr Leo Tung-Hai LEE, GBS, LLD, JP, aged 81, is the Chairman of Tung Tai Group of Companies and the director or non-executive director of several public listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organisations, including as an Adviser of the Advisory Board of the Tung Wah Group of Hospitals, Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of the China Overseas Friendship Association. Dr. Lee is a member of the Standing Committee of the National Committee of The Chinese People's Political Consultative Conference. He served as an Adviser on Hong Kong Affairs to Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Hong Kong Special Administrative Region Selection Committee. He has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and, in 1999, Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China. Dr. Lee has over 43 years of experience in business management.

WANG Xian Zhang, aged 61, graduated from the Northeast Finance & Economics University, China in 1965. He has been engaged in the insurance industry since 1970, and was Deputy General Manager of the People' Insurance Company of China ("PICC"), Dalian Branch and then General Manager of PICC, Liaoning Branch. From 1986 to 1995, he was Vice Chairman and Vice President of PICC. Since 1996, he has been Vice Chairman and Vice President of the People's Insurance Company of China (Group). In 1993, he set up China Insurance Group in Hong Kong. Since then he has been Vice Chairman and President of China Insurance H.K. (Holdings) Co. Ltd. Mr. Wang is also Chairman of the Ming An Insurance Co. (H.K.) Ltd., China Reinsurance Co. (H.K.) Ltd. and CIG-WH International (Holdings) Ltd. and Director of several financial institutions such as The Bank of China, The Ka Wah Bank Ltd. and Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang joined the Group in April 1997.

Non-executive Director

FANG Fang, aged 37, is now the director of J.P. Morgan Securities Pte. Limited. Mr. Fang was previously the vice president of the Company, responsible for corporate finance, legal and corporate communications. He holds a bachelor's degree in management information system from Tsinghua University in the PRC and a MBA degree from Vanderbilt University in the U.S. Prior to joining the Company, he was an investment banker with Merrill Lynch & Co. and Seapower Financial Services Group in New York and Hong Kong, specialising in corporate finance and advisory services, where he gained extensive experience in restructuring and financing Chinese companies. Mr. Fang remained as a consultant to the Chairman of the Company.



Senior Management

DENG Qi, Charles, aged 49, is the vice president of the Company, responsible for corporate finance, legal and corporate communications. He graduated from Beijing Institute of Foreign Languages in 1977 and obtained a post graduated degree in management from University of Lausanne, Switzerland in 1983. He has over 18 years of experiences in banking, corporate finance, securities and business management. Prior to joining the Company, he was working with China International Trust and Investment Corporation, Indosuez Asia Limited, ING Bank, China Securities etc. Mr. Deng joined the Group in January 2001.

E Meng, aged 45, is a vice president of the Company. Mr. E graduated from China Science and Technology University with a master's degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1998, Mr. E was the deputy director of Beijing New Technology Development Zone (the "BNTDZ"), the director for BNTDZ department of finance auditing and state asset management, the manager of BNTDZ Investment Operation Company, director of Beijing Tianping Accounting Firm and the deputy director of the State Asset Management Office of Beijing Haidian district. Mr. E has over 18 year's experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

LIU Zhi Ming, aged 43, is a vice president of the Company. Mr. Liu graduated from Beijing University in 1983 with a bachelor's degree in economic studies. Mr. Liu had previously been the deputy manager and manager of the investment development group of BHL between 1987 and 1996 and manager of the foreign economy department of Beijing International Construction Group between June 1996 and January 1997. Mr. Liu has over 18 years' experience in economics, finance and enterprise management. Mr. Liu joined the Group in April 1997.

TAM Chun Fai, Jimmy, aged 41, is the financial controller and the company secretary of the Company. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor of arts degree in accountancy and is a regular member of Chartered Financial Analyst ("CFA") and a member of Hong Kong Society of Accountants. Mr. Tam has over 13 years' experience in auditing and corporate advisory services with major international accounting firms. He was involved in floatation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

MAO Xiang Dong, Peter, aged 35, is the chief technology officer of the Company. He is responsible for formulating corporate development strategies and assessing investments in high-technology sector. Dr. Mao completed his postdoctoral program of computer science and technology in Tsinghua University in the PRC after obtaining his doctoral degree in 1998. Dr. Mao has extensive experience in high-tech investments. He was in charge of a top government R&D project namely 863 National High-tech Research and Development Project for two years. During such period, he got involved in the research and development of digital information technology products. He is also a fellow member of IEEE. Dr. Mao joined the Group in January 2001.



The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the principal subsidiaries are set out in note 17 to the financial statements. Other than the transfer of substantially all of the Group's hotel and tourism operations to a jointly-controlled entity, further details of which are included in note 45(w) to the financial statements, there were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2002 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 27 to 111.

An interim dividend of HK$0.10 per ordinary share was paid on 21 October 2002. The directors recommend the payment of a final dividend of HK$0.18 per ordinary share in respect of the year, to shareholders on the register of members on 20 June 2003. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the capital and reserves section of the balance sheet.

SUMMARY FINANCIAL INFORMATION

A summary of the published results and of the assets and liabilities of the Group for the last five financial years, as extracted from the Company's annual report and the audited financial statements, is set out on page 112. This summary does not form part of the audited financial statements.

FIXED ASSETS AND INVESTMENT AND HOTEL PROPERTIES

Details of movements in the fixed assets and investment and hotel properties of the Company and the Group during the year are set out in note 14 to the financial statements. Further details of the Group's investment and hotel properties are set out on page 113.

SHARE OPTIONS

Details of movements in the Company's share options during the year, together with the reasons therefor, are set out in note 38 to the financial statements.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 39(b) to the financial statements and in the consolidated statement of changes in equity, respectively.



DISTRIBUTABLE RESERVES

At 31 December 2002, the Company's reserves available for distribution, calculated in accordance with the provisions of Section 79B of the Companies Ordinance, amounted to HK$557,369,000, of which HK$112,050,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$4,839,497,000, may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

In the year under review, sales to the Group's five largest customers and purchases from the Group's five largest suppliers accounted for less than 30% of the Group's turnover and total purchases, respectively.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Hu Zhao Guang *(Chairman)*
Mr. Yi Xi Qun *(Vice Chairman)*
Mr. Xiong Da Xin *(Executive Vice Chairman and President)*
Mr. Bai Jin Rong *(Executive Vice President)* (resigned on 23 December 2002)
Mr. Guo Ying Ming (appointed on 23 December 2002)
Mr. Liu Kai *(Vice President)*
Mr. Xing Chun Hua
Mr. Zheng Wan He
Mr. Wei En Hong
Mr. Li Fu Cheng
Mr. Bi Yu Xi
Mr. Li Man
Mr. Li Zhong Gen

Non-executive director:

Mr. Fang Fang

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang

In accordance with articles 96 and 105(A) of the Company's articles of association, Messrs. Yi Xi Qun, Xiong Da Xin, Guo Ying Ming, Lau Hon Chuen, Ambrose, Lee Tung Hai, Leo and Wang Xian Zhang will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.



DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 15 to 19 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Except for Messrs. Liu Kai and Guo Ying Ming, all the remaining executive directors proposed for re-election at the forthcoming annual general meeting have service contracts with the Company, each with an unexpired period of 5 months as of 31 December 2002. Mr. Liu Kai has entered into a service contract with the Company for a period of three years commencing on 15 January 2001 while no service contract has been entered into between Mr. Guo Ying Ming and the Company in respect of his office as a director of the Company.

Save as disclosed above, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a beneficial interest in any material contract to which the Company, or any of its holding companies, subsidiaries or fellow subsidiaries was a party during the year.

DIRECTORS' INTERESTS IN SHARES

At 31 December 2002, the interests of the directors and their associates in the issued share capital of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), were as follows:

Name of director	Name of associated corporation	Nature of interest	Number of shares held
Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.	Personal	45,738
Li Fu Cheng	Beijing Yanjing Brewery Company Limited	Personal	18,720

Save as disclosed above, none of the directors or their associates had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations, as defined in the SDI Ordinance, as recorded in the register required to be kept under Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.



DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from as disclosed in the share option scheme disclosures in note 38 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEME

Owing to the adoption of Statement of Standard Accounting Practice No. 34 "Employee benefits" during the year, most of the detailed disclosures relating to the Company's share option scheme have been moved to note 38 to the financial statements.

Concerning the share options of Beijing Development (Hong Kong) Limited, a subsidiary of the Company, granted during the year to the directors of the Company as detailed in note 38 to the financial statements, the directors do not consider it appropriate to disclose a theoretical value of the options granted.

SUBSTANTIAL SHAREHOLDERS

At 31 December 2002, the following interests of 10% or more of the share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of shares held	Percentage of the Company's issued capital
Modern Orient Limited	90,050,000	14.47
Beijing Enterprises Investments Limited *(Note a)*	384,000,000	61.69
Beijing Holdings Limited *(Note b)*	391,577,000	62.90

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by Beijing Enterprises Investments Limited. Accordingly, Beijing Enterprises Investments Limited is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited. Beijing Enterprises Investments Limited, the holding company of Modern Orient Limited, is held indirectly as to 50.37% by Beijing Holdings Limited. Accordingly, Beijing Holdings Limited is deemed to be interested in the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited.

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.



CONNECTED TRANSACTIONS

In 2001, the Company and Beijing Enterprises (Dairy) Limited together made various advances of RMB215,946,000 in aggregate to Beijing San Yuan Foods Co., Ltd. ("San Yuan"), a non-wholly owned subsidiary of the Company, as San Yuan's general working capital. The advances bore interest at 5.85% per annum and were fully repaid during the year. Total interest received by the Group from San Yuan in relation to such advances for the year amounted to RMB5,868,000 (2001: RMB10,204,000).

Other connected transactions undertaken by the Group during the year are set out in notes 34, 41 and 45 to the financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that these connected transactions entered into by the Group were (i) in the ordinary course of the Group's business either on normal commercial terms, or on terms that are fair and reasonable so far as the Company's shareholders are concerned; (ii) in accordance with the terms of the agreements governing the transactions; and (iii) within the prescribed limits as set out in the waiver letter in respect of connected transactions granted by the Stock Exchange.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 44 to the financial statements.

LOAN AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE OF THE CONTROLLING SHAREHOLDERS

In accordance with the disclosure requirements of Paragraph 3.7.1 of Practice Note 19 of The Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the following disclosures are included in respect of the Company's syndicated loan facility, which contains covenants requiring performance obligations of the Company's holding companies.

In 2001, the Company obtained a five-year US$180 million syndicated loan facility. The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

1. If the beneficial interest in more than 50% of the entire issued capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China; or

2. If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable to or admits its inability to pay its debts as they fall due, or is declared or becomes bankrupt or insolvent.



CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms as required by Paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

AUDIT COMMITTEE

The Company has an audit committee which was established in accordance with the requirements of the Code, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises two independent non-executive directors of the Company.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

  

Chairman

Hong Kong
15 April 2003




ERNST & YOUNG
安永會計師事務所

To the members
Beijing Enterprises Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 27 to 111 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Ernst & Young

Certified Public Accountants

Hong Kong
15 April 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
TURNOVER	5	**7,011,698**	6,227,282
Cost of sales		**(4,936,713)**	(4,416,035)
Gross profit		**2,074,985**	1,811,247
Interest income		**73,908**	140,606
Other revenue and gains, net	5	**256,220**	242,972
Selling and distribution costs		**(643,061)**	(486,602)
Administrative expenses		**(732,940)**	(651,469)
Other operating expenses, net		**(122,236)**	(113,661)
Revaluation surplus/(deficit) on investment and hotel properties, net		**(2,070)**	764
PROFIT FROM OPERATING ACTIVITIES	6	**904,806**	943,857
Finance costs	7	**(219,898)**	(251,416)
Share of profits and losses of:			
Jointly-controlled entities		**15,557**	7,980
Associates		**50,674**	201,471
Amortisation of goodwill arising on acquisition of jointly-controlled entities	18	**(4,699)**	(681)
PROFIT BEFORE TAX		**746,440**	901,211
Tax	10	**(227,049)**	(167,736)
PROFIT BEFORE MINORITY INTERESTS		**519,391**	733,475
Minority interests		**(109,153)**	(155,947)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	**410,238**	577,528
DIVIDENDS	12		
Interim		**62,250**	62,250
Proposed final		**112,050**	112,050
		174,300	174,300
EARNINGS PER SHARE — Basic	13	**HK$0.66**	HK$0.93



CONSOLIDATED BALANCE SHEET

31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
NON-CURRENT ASSETS			
Fixed assets	14	**7,000,646**	6,981,751
Intangible assets	15	**1,754,583**	1,271,756
Goodwill:	16		
Goodwill		**155,299**	126,488
Negative goodwill		**(14,894)**	(46,348)
Interests in jointly-controlled entities	18	**1,047,996**	595,452
Interests in associates	19	**403,356**	592,841
Properties under development	24	**121,802**	141,303
Long term other receivables	27	**—**	6,998
Long term prepayments and deposits		**6,607**	9,290
Pledged bank balances and time deposits	20	**9,901**	10,852
Long term investments	21	**350,129**	304,486
		10,835,425	9,994,869
CURRENT ASSETS			
Short term investments	22	**47,282**	44,820
Properties held for sale	23	**410,169**	596,219
Properties under development	24	**174,735**	—
Inventories	25	**971,808**	942,968
Trade receivables	26	**571,839**	492,980
Taxes recoverable		**16,394**	38,140
Other receivables	27	**673,705**	482,402
Pledged bank balances and time deposits	20	**62,854**	29,719
Cash and cash equivalents	29	**3,600,283**	4,031,709
		6,529,069	6,658,957
CURRENT LIABILITIES			
Trade payables	30	**632,852**	405,360
Taxes payable	31	**241,419**	194,615
Other payables and accruals	32	**1,006,930**	1,034,416
Bank and other borrowings	33	**1,779,889**	2,856,435
		3,661,090	4,490,826
NET CURRENT ASSETS		**2,867,979**	2,168,131
TOTAL ASSETS LESS CURRENT LIABILITIES		**13,703,404**	12,163,000



	Notes	**2002 HK$'000**	2001 HK$'000
NON-CURRENT LIABILITIES			
Convertible bonds	34	**659,444**	—
Bank and other borrowings	33	**2,468,450**	1,837,413
Other long term liabilities	35	**63,296**	28,004
Deferred tax	36	**21,507**	18,558
		3,212,697	1,883,975
MINORITY INTERESTS		**3,147,707**	3,174,397
		7,343,000	7,104,628
CAPITAL AND RESERVES			
Issued capital	37	**62,250**	62,250
Reserves	39(a)	**7,168,700**	6,930,328
Proposed final dividend	12	**112,050**	112,050
		7,343,000	7,104,628

Hu Zhao Guang
Director

Xiong Da Xin
Director




CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2002

	Notes	Issued share capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000	Hotel property revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000
At 1 January 2001		62,250	4,839,497	195,779	—	35,583	272,702	1,101,802	93,375	6,600,988
Revaluation surplus, net		—	—	—	2,051	—	—	—	—	2,051
Exchange realignment		—	—	—	—	(276)	—	—	—	(276)
Net gains and losses not recognised in the profit and loss account		—	—	—	2,051	(276)	—	—	—	1,775
Goodwill realised upon partial disposal of a subsidiary and a jointly-controlled entity		—	—	79,962	—	—	—	—	—	79,962
Deemed disposal of subsidiaries		—	—	—	—	(28)	—	28	—	—
Partial disposal of a subsidiary		—	—	7,622	—	(616)	—	(7,006)	—	—
Disposal of subsidiaries		—	—	—	—	—	(445)	445	—	—
Net profit for the year		—	—	—	—	—	—	577,528	—	577,528
Final 2000 dividend declared		—	—	—	—	—	—	—	(93,375)	(93,375)
Interim 2001 dividend	12	—	—	—	—	—	—	(62,250)	—	(62,250)
Proposed final 2001 dividend	12	—	—	—	—	—	—	(112,050)	112,050	—
Transfer to reserves	39(a)(iii)	—	—	2,876	—	—	141,702	(144,578)	—	—
Capitalisation of reserves of a subsidiary		—	—	16,912	—	—	(13,184)	(3,728)	—	—
At 31 December 2001 and 1 January 2002		62,250	4,839,497	303,151	2,051	34,663	400,775	1,350,191	112,050	7,104,628
Revaluation surplus, net		—	—	—	2,513	—	—	—	—	2,513
Exchange realignment		—	—	—	—	(79)	—	—	—	(79)
Net gains and losses not recognised in the profit and loss account		—	—	—	2,513	(79)	—	—	—	2,434
Net profit for the year		—	—	—	—	—	—	410,238	—	410,238
Final 2001 dividend declared		—	—	—	—	—	—	—	(112,050)	(112,050)
Interim 2002 dividend	12	—	—	—	—	—	—	(62,250)	—	(62,250)
Proposed final 2002 dividend	12	—	—	—	—	—	—	(112,050)	112,050	—
Transfer to reserves	39(a)(iii)	—	—	1,338	—	—	94,917	(96,255)	—	—
Capitalisation of reserves of a subsidiary		—	—	2,484	—	—	(10,953)	8,469	—	—
At 31 December 2002		62,250	4,839,497*	306,973*	4,564*	34,584*	484,739*	1,498,343*	112,050	7,343,000

* These reserves accounts comprise the consolidated reserves of HK$7,168,700,000 (2001: HK$6,930,328,000) in the consolidated balance sheet.



	Issued share capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000	Hotel property revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000
Reserves retained by:									
Company and subsidiaries	62,250	4,839,497	425,141	—	27,836	394,988	1,415,045	112,050	7,276,807
Jointly-controlled entities	—	—	(118,168)	4,564	4,138	2,925	(39,513)	—	(146,054)
Associates	—	—	—	—	2,610	86,826	122,811	—	212,247
At 31 December 2002	62,250	4,839,497	306,973	4,564	34,584	484,739	1,498,343	112,050	7,343,000
Reserves retained by:									
Company and subsidiaries	62,250	4,839,497	303,151	2,051	30,450	344,538	1,328,274	112,050	7,022,261
Jointly-controlled entities	—	—	—	—	1,595	—	(60,781)	—	(59,186)
Associates	—	—	—	—	2,618	56,237	82,698	—	141,553
At 31 December 2001	62,250	4,839,497	303,151	2,051	34,663	400,775	1,350,191	112,050	7,104,628



CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000 *(Restated)*
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**746,440**	901,211
Adjustments for:			
Finance costs	7	**219,898**	251,416
Share of profits and losses of jointly-controlled entities and associates		**(66,231)**	(209,451)
Revaluation (surplus)/deficit on investment and hotel properties, net		**2,070**	(764)
Depreciation	6	**462,791**	429,471
Amortisation of operating concessions	6	**89,982**	72,055
Amortisation of management information systems	6	**1,887**	315
Amortisation of goodwill	6, 18	**18,144**	3,662
Negative goodwill recognised as income	6	**(37,318)**	(35,118)
Unrealised (gain)/loss on revaluation of short term investments, net	6	**10,100**	(6,203)
(Gain)/loss on disposal of fixed assets, net	6	**(2,182)**	2,295
Impairment of fixed assets	6	**5,078**	9,275
Impairment of long term investments	6	**45,712**	5,000
Interest income		**(73,908)**	(140,606)
Investment income	5, 6	**(34,782)**	(12,139)
Gain on disposal of subsidiaries	5	**(2,561)**	(35,504)
Gain on deemed disposal of interests in subsidiaries	5	**—**	(1,510)
Gain on partial disposal of interest in a subsidiary	5	**—**	(3,271)
Gain on disposal of long term investments	5	**(8,092)**	(5,764)
Gain on disposal of short term investments	5	**(2,509)**	(46,478)
Operating profit before working capital changes		**1,374,519**	1,177,892
Proceeds from disposal of short term investments		**21,933**	386,223
Purchases of short term investments		**(31,985)**	(51,578)
Decrease in long term prepayments and deposits		**2,683**	13,902
Decrease/(increase) in properties held for sale		**186,150**	(2,857)
Decrease/(increase) in properties under development		**(155,210)**	63,573
Increase in inventories		**(41,757)**	(168,780)
Increase in trade receivables		**(67,771)**	(80,999)
Decrease/(increase) in taxes recoverable		**21,752**	(13,275)
Increase in other receivables		**(191,927)**	(8,065)
Increase in trade payables		**163,560**	44,989
Increase/(decrease) in other taxes payable		**11,830**	(45,572)
Increase/(decrease) in other payables and accruals		**3,506**	(25,875)
Increase/(decrease) in other long term liabilities		**15,215**	(11,983)
Cash generated from operations		**1,312,498**	1,277,595
Dividends received from associates		**151,365**	164,448
Hong Kong profits tax paid		**(1,251)**	(1,201)
Mainland China income tax paid		**(193,480)**	(94,218)
Overseas income tax paid		**(240)**	(1,687)
Net cash inflow from operating activities		**1,268,892**	1,344,937



	Notes	2002 HK$'000	2001 HK$'000 *(Restated)*
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets		**(776,510)**	(575,392)
Proceeds from disposal of fixed assets		**80,129**	28,414
Purchases of intangible assets		**(11,130)**	—
Acquisition of subsidiaries	40(b)	**(394,711)**	(13,720)
Acquisition of minority interests		**—**	(101,506)
Acquisition of and increases in investments in jointly-controlled entities and associates		**(103,651)**	(200,708)
Net decrease/(increase) in amounts due from/to and loans to jointly-controlled entities and associates		**145,753**	(160,625)
Increase in time deposits with a maturity of more than three months when acquired		**(528,729)**	(210,530)
Decrease/(increase) in pledged bank balances and time deposits		**(32,178)**	28,923
Proceeds from disposal of long term investments		**36,240**	47,427
Purchases of long term investments		**(98,530)**	(45,765)
Disposal of subsidiaries	40(c)	**(126,107)**	(31,265)
Proceeds from partial disposal of a subsidiary		**—**	89,739
Disposal of a jointly-controlled entity		**—**	92,780
Interest received		**73,908**	140,606
Investment income received		**34,782**	12,139
Net cash outflow from investing activities		**(1,700,734)**	(899,483)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions by minority shareholders		**61,402**	47,693
New convertible bonds		**659,444**	—
New loans		**3,060,937**	4,503,929
Repayment of loans		**(3,813,245)**	(4,385,791)
Interest paid		**(219,898)**	(251,821)
Dividends paid to minority shareholders		**(91,456)**	(80,441)
Dividends paid		**(174,300)**	(155,625)
Net cash outflow from financing activities		**(517,116)**	(322,056)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**(948,958)**	123,398
Cash and cash equivalents at beginning of year		**3,709,437**	3,586,219
Effect of foreign exchange rate changes, net		**287**	(180)
CASH AND CASH EQUIVALENTS AT END OF YEAR		**2,760,766**	3,709,437
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	20, 29	**1,985,030**	1,858,537
Non-pledged time deposits with original maturity of less than three months when acquired	20, 29	**775,736**	1,862,384
Bank overdrafts	33	**—**	(11,484)
		2,760,766	3,709,437



31 December 2002

	Notes	**2002** HK$'000	2001 HK$'000
NON-CURRENT ASSETS			
Fixed assets	14	**174,306**	185,437
Interests in subsidiaries	17	**5,690,321**	5,818,455
Interests in jointly-controlled entities	18	**28,286**	—
Interests in associates	19	**141,742**	256,536
Long term prepayments and deposits		**6,607**	9,290
Long term investments	21	**84,676**	87,176
		6,125,938	6,356,894
CURRENT ASSETS			
Short term investments	22	**38,855**	29,645
Trade receivables	26	**1,872**	17,598
Taxes recoverable		**—**	3,289
Other receivables	27	**45,422**	13,020
Cash and cash equivalents	29	**711,764**	775,325
		797,913	838,877
CURRENT LIABILITIES			
Taxes payable	31	**8,083**	9,357
Other payables and accruals	32	**55,802**	58,022
		63,885	67,379
NET CURRENT ASSETS		**734,028**	771,498
TOTAL ASSETS LESS CURRENT LIABILITIES		**6,859,966**	7,128,392
NON-CURRENT LIABILITIES			
Bank and other borrowings	33	**1,400,850**	1,401,840
		5,459,116	5,726,552



	Notes	**2002 HK$'000**	2001 HK$'000
CAPITAL AND RESERVES			
Issued capital	37	**62,250**	62,250
Reserves	39(b)	**5,284,816**	5,552,252
Proposed final dividend	12	**112,050**	112,050
		5,459,116	5,726,552

Hu Zhao Guang
Director

Xiong Da Xin
Director



1. CORPORATE INFORMATION

During the year, the Group was involved in the following principal activities:

- production, distribution and sale of consumer products including beer, dairy products and processed food products in Beijing and the surrounding region
- investment in transportation infrastructure, the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality
- provision of tourism services in Badaling Great Wall and Longqingxia
- provision of hotel services in Beijing and Wuxian, Jiangsu Province
- provision of retail services in Beijing and certain other cities in the People's Republic of China (the "PRC")
- investment in commercial and residential properties in Beijing and Hong Kong
- operation of a water purification and treatment plant in Beijing
- property construction and development
- provision of telecommunications and information technology ("IT") related services and products

During the year, substantially all of the Group's tourism and hotel operations were disposed of to a jointly-controlled entity, further details of which are set out in note 45(w) to the financial statements.

In the opinion of the directors, the ultimate holding company is Beijing Holdings Limited, which is incorporated in Hong Kong.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following new and revised SSAPs and Interpretation are effective for the first time for the current year's financial statements:

- SSAP 1 (Revised) : "Presentation of financial statements"
- SSAP 11 (Revised) : "Foreign currency translation"
- SSAP 15 (Revised) : "Cash flow statements"
- SSAP 34 : "Employee benefits"
- Interpretation 16 : "Disclosure — Service concession arrangements"



2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") *(continued)*

These SSAPs and Interpretation prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in the financial statements of adopting these SSAPs and Interpretation are summarised as follows:

SSAP 1 (Revised) prescribes the basis of the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated statement of changes in equity is now presented on pages 30 to 31 of the financial statements in place of the consolidated statement of recognised gains and losses that was previously required and in place of the Group reserves note.

SSAP 11 (Revised) prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of the revision of this SSAP on the consolidated financial statements is that the profit and loss accounts of overseas subsidiaries, jointly-controlled entities and associates are now translated into Hong Kong dollars at the weighted average exchange rates for the year, whereas previously they were translated at the exchange rates ruling at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements. Further details of this change are included in the accounting policy for "Foreign currencies" in note 3 to the financial statements.

SSAP 15 (Revised) prescribes the revised format for the cash flow statement. The principal impact of the revision of this SSAP is that the consolidated cash flow statement now presents cash flows under three headings, cash flows from operating, investing and financing activities, rather than the five headings previously required. In addition, cash flows from overseas subsidiaries arising during the year are now translated into Hong Kong dollars at the exchange rates ruling at the dates of the transactions, or at an approximation thereto, whereas previously they were translated at the exchange rates ruling at the balance sheet date, and the definition of cash equivalents for the purpose of the consolidated cash flow statement has been revised. Further details of these changes are included in the accounting policies for "Cash and cash equivalents" and "Foreign currencies" in note 3 and in note 40(a) to the financial statements.

SSAP 34 prescribes the recognition and measurement criteria to apply to employee benefits, together with the required disclosures in respect thereof. The adoption of this SSAP has resulted in no change to the previously adopted accounting treatments for employee benefits. In addition, disclosures are now required in respect of the Company's share option scheme, as detailed in note 38 to the financial statements. These share option scheme disclosures are similar to the disclosures previously included in the Report of the Directors in accordance with The Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), which are now required to be included in the notes to the financial statements as a consequence of the SSAP.



2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") *(continued)*

Interpretation 16 prescribes the disclosure requirements on service concession arrangements entered into by concession operator and concession provider in the financial statements. The principal impact of this Interpretation on the financial statements is the inclusion of additional operating concession disclosures which are set out in note 15 to the financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with SSAPs, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment and hotel properties, and equity investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company, other than a jointly-controlled entity, in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividend received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Joint venture companies *(continued)*

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

(a) a subsidiary, if the Company has unilateral control, directly or indirectly, over the joint venture company;

(b) a jointly-controlled entity, if the Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company;

(c) an associate, if the Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

(d) a long term investment, if the Company holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill or negative goodwill arising on the acquisition of jointly-controlled entities, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in jointly-controlled entities.

The results of jointly-controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the associates is determined based on the agreed profit sharing ratio. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill or negative goodwill arising on the acquisition of associates, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in associates.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life, subject to a maximum of 20 years. In the case of jointly-controlled entities and associates, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

SSAP 30 "Business combinations" was adopted as at 1 January 2001. Prior to that date, goodwill arising on acquisitions was eliminated against the consolidated capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such goodwill to remain eliminated against the consolidated capital reserve. Goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 goodwill accounting policy above.

On disposal of subsidiaries, jointly-controlled entities or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against the consolidated capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill *(continued)*

The carrying amount of goodwill, including goodwill remaining eliminated against the consolidated capital reserve, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Negative goodwill

Negative goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In the case of jointly-controlled entities and associates, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

SSAP 30 "Business combinations" was adopted as at 1 January 2001. Prior to that date, negative goodwill arising on acquisitions was credited to the consolidated capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such negative goodwill to remain credited to the consolidated capital reserve. Negative goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 negative goodwill accounting policy above.

On disposal of subsidiaries, jointly-controlled entities or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves, as appropriate. Any attributable negative goodwill previously credited to the consolidated capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.



3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Fixed assets and depreciation

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential, any rental income being negotiated at arm's length. Such properties are not depreciated, except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the then carrying amount over the remaining term of the lease, and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year.

Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.



3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Fixed assets and depreciation *(continued)*

(ii) *Hotel properties*

Hotel properties are interests in hotel buildings and their integral fixed plants which are collectively used in the operation of the hotels. Such properties are not depreciated, except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the then carrying amount over the remaining term of the lease, and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year.

Changes in the value of hotel properties are dealt with as movements in the hotel property revaluation reserve. If this reserve is insufficient to cover a deficit, on an individual basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of a hotel property, the relevant portion of the hotel property revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

(iii) *Construction in progress*

Construction in progress represents buildings, structures, plant and machinery and other fixed assets under construction or installation and is stated at cost less any impairment losses. Cost comprises direct costs of construction, installation and testing as well as capitalised borrowing costs on related borrowed funds during the period of construction or installation. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

(iv) *Other fixed assets*

Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account, is the difference between the net sales proceeds and the carrying amount of the relevant asset.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed assets and depreciation *(continued)*

(iv) *Other fixed assets (continued)*

Depreciation of the expressway and related structures is calculated on the unit of usage basis whereby the annual depreciation amount is determined based on the actual traffic volume for the year to the projected total traffic volume of the expressway over the remaining unexpired lease terms.

Depreciation of other fixed assets is calculated on the straight-line basis to write off the cost of each asset, less its estimated residual value, over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold land/land use rights	Over the lease terms
Buildings	2% to 10%
Leasehold improvements	Over the lease terms or 5-10 years, whichever is shorter
Plant and machinery	5% to 20%
Furniture, fixtures and office equipment	10% to 20%
Motor vehicles	10% to 20%

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Properties under development

Properties under development represent properties developed for sale and are stated at cost less any impairment losses. Properties under development which have been pre-sold are stated at cost plus estimated attributable profits less foreseeable losses and sales deposits received. Cost comprises the cost of land/land use rights together with any other direct costs attributable to the development of the properties, borrowing costs and professional fees capitalised during the development period plus, in the case of pre-sold properties or portions thereof, any estimated attributable profits received on contracted sales.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Properties under development *(continued)*

The estimated profit on pre-sold properties under development is recognised over the course of development of the properties after execution of the formal sale and purchase agreement. The amount of estimated profit is calculated based on the proportion of construction costs incurred over the total estimated construction costs to completion, after making due allowances for contingencies, and limited to non-refundable cash deposits received.

Properties under development which are expected to be completed within 12 months from the balance sheet date are classified as current assets.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to prevailing market prices on an individual property basis.

Intangible assets

Operating concessions

Operating concessions represent the rights to operate a water treatment plant, a toll road and sell entrance tickets in a scenic area, and are stated at cost less accumulated amortisation and any impairment losses. Amortisation is provided on the straight-line basis over the period of the operating concessions granted to the Group.

Management information systems

Management information systems are stated at cost less accumulated amortisation and any impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 10 years.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet this criteria is expensed when incurred.

Deferred development costs are amortised using the straight-line basis over the commercial lives of the underlying products, subject to a maximum of 20 years, commencing from the date when the products are put into commercial production.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Long term investments

Long term investments are non-trading investments in listed and unlisted equity securities intended to be held on a long term basis and held for an identified long term purpose.

The securities are stated at cost less any impairment losses, on an individual investment basis.

When impairments in values have occurred, the carrying amounts of the securities are reduced to their fair values, as estimated by the directors, and the amounts of the impairments are charged to the profit and loss account for the period in which they arise. When the circumstances and events which led to the impairments in values cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amounts of the impairments previously charged are credited to the profit and loss account to the extent of the amounts previously charged.

Short term investments

Short term investments are investments in listed and unlisted equity securities held for trading purposes.

Listed securities are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. Unlisted securities are stated at their estimated fair values, on an individual investment basis, as estimated by the directors.

The gains or losses arising from changes in the fair values of such securities are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories are stated at the lower of cost (using the retail method for the inventories of certain department stores) and net realisable value. Cost is determined on the first-in, first-out basis or weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.



3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Construction contracts *(continued)*
Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Government grants and subsidies
Grants and subsidies from the government are recognised at their fair values when received or there is reasonable assurance that they will be received, and all attached conditions are complied with. When the grant or subsidy relates to an expense item, it is recognised as income over the periods necessary to match the grant or subsidy, on a systematic basis, with the costs which it is intended to compensate. Where the grant or subsidy relates to an asset, including non-monetary grants at fair value, the fair value of the grant or subsidy is deducted in arriving at the carrying amount of the related asset, or, as appropriate, is initially recorded as deferred income in the balance sheet, and thereafter will be recognised as income over the useful life of the relevant asset.

Provisions
A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Deferred tax
Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rental receivables under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.



3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars at the weighted average exchange rates for the year, and their balance sheets are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cashflows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Prior to the adoption of the revised SSAPs 11 and 15 during the year, as explained in note 2 to the financial statements, the profit and loss accounts of overseas subsidiaries, jointly-controlled entities and associates and the cash flows of overseas subsidiaries were translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements, while the adoption of the revised SSAP 15 has resulted in changes to the layout of the consolidated cash flow statement, further details of which are included in note 40(a) to the financial statements.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash without notice and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.



3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) toll revenue and entrance fee income, on a receipt basis;

(c) from the sale of completed properties, upon execution of the sale agreements;

(d) rental and hotel income, on an accrual basis;

(e) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(f) from the rendering of services, when the services are rendered;

(g) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(h) from the trading of listed or unlisted investments, on the transaction dates; and

(i) other investment income, when the right to receive payment has been established.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Employee benefits

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

Pension costs

The Group has joined a number of defined contribution pension schemes organised by certain PRC provincial or municipal governments for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the profit and loss account as they become payable, in accordance with the rules of the pension schemes. The employer contributions vest fully once made.

For those employees that have not yet joined a pension scheme, the Group has accrued for the estimated future pension costs based on a percentage of their salaries. The related assets for the purpose of discharging such liabilities are not separately held from those of the Group.

The Group also operates a defined contribution Mandatory Provident Fund retirement benefits scheme in Hong Kong (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Share options scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.



4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Particulars of the business segments are summarised as follows:

(a) the brewery operations segment produces, distributes and sells brewery products;

(b) the retail operations segment operates department stores in Beijing and certain other cities in the PRC;

(c) the dairy operations segment produces, distributes and sells dairy products;

(d) the expressway and toll road operations segment engages in the operations of the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located at Shenzhen Municipality;

(e) the water treatment operations segment operates a water treatment plant in Beijing and sells purified water;

(f) the hotel operations segment engages in the operations of hotels in Beijing and Wuxian, Jiangsu Province, to provide hotel services;

(g) the tourism operations segment engages in the provision of tourism services in Badaling Great Wall and Longqingxia;

(h) the property construction and development segment constructs and develops properties for sale;

(i) the telecommunications and IT related services and products segment comprises the production and sale of telecommunication products through an associate, Beijing International Switching System Co., Ltd., and other IT projects including the construction of broadband infrastructure, the provision of Internet services and IT technical support and consultation services; and

(j) the corporate and others segment comprises production, distribution and sales of wine and processed food products, restaurant operations, property investments and corporate income and expense items.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.



4. SEGMENT INFORMATION *(continued)*

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for 2002:

2002

Group

	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecommunications and IT related services and products HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:												
Sales to external customers	2,422,130	1,928,209	1,048,148	378,226	372,951	140,956	102,582	97,491	222,157	298,848	—	7,011,698
Intersegment sales	142	—	—	—	—	182	—	—	—	2,992	(3,316)	—
Other revenue	54,842	44,012	57,558	1,631	—	4,524	23,055	—	18	32,413	—	218,053
Total	2,477,114	1,972,221	1,105,706	379,857	372,951	145,662	125,637	97,491	222,175	334,253	(3,316)	7,229,751
Segment results	227,374	116,524	130,859	241,599	156,095	12,941	55,423	(67,105)	44,708	(74,897)		843,521
Interest income												73,908
Unallocated revenue and gains												38,167
Unallocated expenses												(50,790)
Profit from operating activities												904,806
Finance costs												(219,898)
Share of profits and losses of:												
Jointly-controlled entities	(610)	9,249	7,813	—	—	—	—	—	223	(1,118)	—	15,557
Associates	(122)	(1,220)	—	—	—	922	—	—	43,960	7,134	—	50,674
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(678)	(342)	—	—	—	—	—	—	—	(3,679)	—	(4,699)
Profit before tax												746,440
Tax												(227,049)
Profit before minority interests												519,391
Minority interests												(109,153)
Net profit from ordinary activities attributable to shareholders												410,238



4. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

2002 (continued)

Group

	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecommunications and IT related services and products HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	5,372,974	2,262,581	1,108,137	2,091,066	1,254,171	32,968	–	295,052	459,813	6,163,099	(3,590,704)	15,449,157
Share of net assets of:												
Jointly-controlled entities	89,816	362,590	126,879	–	–	148,448	309,946	–	–	29,813	–	1,067,492
Associates	10,731	16,213	–	–	–	–	–	–	159,859	153,062	–	339,865
	5,473,521	2,641,384	1,235,016	2,091,066	1,254,171	181,416	309,946	295,052	619,672	6,345,974	(3,590,704)	16,856,514
Unallocated assets												560,197
Total assets												17,416,711
Segment liabilities	1,295,686	223,620	216,085	482,786	404,370	37,390	–	414,800	95,807	2,438,381	(3,590,704)	2,018,221
Unallocated liabilities												4,907,783
Total liabilities												6,926,004
Other segment information:												
Depreciation	247,138	49,296	56,977	44,757	85	14,391	9,465	10,101	1,285	29,296	–	462,791
Amortisation:												
Goodwill/(negative goodwill), net	232	342	(36,715)	687	–	–	–	–	10,630	5,650	–	(19,174)
Intangible assets	–	–	–	17,915	70,654	–	1,413	–	1,887	–	–	91,869
Impairment losses	–	4,538	–	–	–	–	5,078	–	–	41,174	–	50,790
Capital expenditure	485,022	24,151	143,119	13,491	–	2,539	11,189	10,860	10,903	86,366	–	787,640



4. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for 2001:

2001

Group

	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	*Property* construction and development HK$'000	Telecom-munications *and IT* related services and products HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:												
Sales to external customers	2,020,167	1,916,821	947,230	314,354	321,751	136,676	160,770	79,363	135,886	194,264	–	6,227,282
Intersegment sales	–	–	–	–	–	–	–	–	–	2,993	(2,993)	–
Other revenue	23,627	33,700	48,750	6,351	–	3,882	1,458	3,705	28	10,600	–	132,101
Total	2,043,794	1,950,521	995,980	320,705	321,751	140,558	162,228	83,068	135,914	207,857	(2,993)	6,359,383
Segment results	209,461	61,984	88,647	222,111	158,680	14,293	23,337	(12,168)	17,608	(86,573)		697,380
Interest income												140,606
Unallocated revenue and gains												110,871
Unallocated expenses												(5,000)
Profit from operating activities												943,857
Finance costs												(251,416)
Share of profits and losses of:												
Jointly-controlled entities	(9,055)	(943)	17,978	–	–	–	–	–	–	–	–	7,980
Associates	–	222	–	–	–	–	–	–	195,054	6,195	–	201,471
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(339)	(342)	–	–	–	–	–	–	–	–	–	(681)
Profit before tax												901,211
Tax												(167,736)
Profit before minority interests												733,475
Minority interests												(155,947)
Net profit from ordinary activities attributable to shareholders												577,528



4. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

2001 (continued)

Group

	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecom-munications and IT related services and products HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	4,210,128	2,209,671	1,095,451	1,497,880	1,331,656	569,128	363,915	190,084	213,215	7,374,406	(3,810,054)	15,245,480
Share of net assets of:												
Jointly-controlled entities	90,412	352,254	125,408	–	–	–	–	–	471	2,440	–	570,985
Associates	10,851	18,410	–	–	–	2,355	–	–	273,045	76,057	–	380,718
Bank overdrafts included in segment assets	–	–	–	–	–	–	–	–	–	11,484	–	11,484
	4,311,391	2,580,335	1,220,859	1,497,880	1,331,656	571,483	363,915	190,084	486,731	7,464,387	(3,810,054)	16,208,667
Unallocated assets												449,163
Total assets												16,657,830
Segment liabilities	1,056,986	304,714	411,278	107,546	113,720	62,758	40,327	166,274	52,552	3,167,372	(3,810,054)	1,673,473
Bank overdrafts included in segment assets	–	–	–	–	–	–	–	–	–	11,484	–	11,484
	1,056,986	304,714	411,278	107,546	113,720	62,758	40,327	166,274	52,552	3,178,856	(3,810,054)	1,684,957
Unallocated liabilities												4,693,848
Total liabilities												6,378,805
Other segment information:												
Depreciation	208,713	54,934	56,389	39,547	63	19,724	8,932	19,418	283	21,468	–	429,471
Amortisation:												
Goodwill/(negative goodwill), net	(29)	342	(34,748)	–	–	–	–	–	2,979	–	–	(31,456)
Intangible assets	–	–	–	–	70,642	–	1,413	–	315	–	–	72,370
Impairment losses	9,275	–	–	–	–	–	–	–	–	5,000	–	14,275
Capital expenditure	279,947	11,533	121,809	36,744	470	11,997	90,387	9,597	22,694	35,479	–	620,657



4. SEGMENT INFORMATION *(continued)*

(b) Geographical segments

The following table presents revenue and certain asset and expenditure information for the Group's geographical segments:

Group

	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:										
Sales to external customers	**23,169**	13,708	**6,847,209**	6,151,320	**141,320**	62,254	**—**	—	**7,011,698**	6,227,282
Intersegment sales	**—**	—	**2,992**	2,993	**—**	—	**(2,992)**	(2,993)	**—**	—
Other revenue	**16,092**	17,935	**201,961**	114,048	**—**	118	**—**	—	**218,053**	132,101
Total	**39,261**	31,643	**7,052,162**	6,268,361	**141,320**	62,372	**(2,992)**	(2,993)	**7,229,751**	6,359,383
Other segment information:										
Segment assets	**4,853,074**	5,648,011	**14,124,577**	13,370,505	**62,210**	37,018	**(3,590,704)**	(3,810,054)	**15,449,157**	15,245,480
Share of net assets of:										
Jointly-controlled entities	**—**	471	**1,067,492**	570,514	**—**	—	**—**	—	**1,067,492**	570,985
Associates	**4,942**	2,177	**334,923**	378,541	**—**	—	**—**	—	**339,865**	380,718
Bank overdrafts included in segment assets	**—**	7,453	**—**	—	**—**	4,031	**—**	—	**—**	11,484
	4,858,016	5,658,112	**15,526,992**	14,319,560	**62,210**	41,049	**(3,590,704)**	(3,810,054)	**16,856,514**	16,208,667
Unallocated assets									**560,197**	449,163
Total assets									**17,416,711**	16,657,830
Capital expenditure	**488**	1,577	**771,894**	611,291	**15,258**	7,789	**—**	—	**787,640**	620,657



5. TURNOVER, OTHER REVENUE AND GAINS, NET

Turnover represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue, entrance and management service fees and telecommunications and IT related services, net of business and consumption taxes and government surcharges; and (3) rental income.

An analysis of the Group's turnover, other revenue and gains, net is as follows:

	Notes	2002 HK$'000	2001 HK$'000
Turnover			
Brewery operations		**2,422,130**	2,020,167
Retail operations		**1,928,209**	1,916,821
Dairy operations		**1,048,148**	947,230
Expressway and toll road operations		**378,226**	314,354
Water treatment operations		**372,951**	321,751
Hotel operations		**140,956**	136,676
Tourism operations		**102,582**	160,770
Property construction and development		**97,491**	79,363
Telecommunications and IT related services and products		**222,157**	135,886
Corporate and others		**298,848**	194,264
		7,011,698	6,227,282
Other revenue			
Negative goodwill recognised as income		**37,318**	35,118
Rental income		**42,220**	17,549
Service income		**14,712**	—
Investment income		**34,782**	12,139
Exchange gains, net		**—**	700
Government subsidies		**1,244**	7,535
Corporate income tax and value-added tax refund		**29,148**	27,828
Sales of raw materials		**18,477**	9,161
Indemnification from a related company recognised	45	**25,071**	—
Operating concession fees waived by a related party	45(q)	**9,544**	—
Others		**28,360**	34,212
		240,876	144,242



5. TURNOVER, OTHER REVENUE AND GAINS, NET *(continued)*

	Notes	2002 HK$'000	2001 HK$'000
Gains, net			
Gain on disposal of subsidiaries	40(c)	**2,561**	35,504
Gain on deemed disposal of interests in subsidiaries		**—**	1,510
Gain on partial disposal of interest in a subsidiary		**—**	3,271
Gain on disposal of long term investments		**8,092**	5,764
Gain on disposal of short term investments		**2,509**	46,478
Unrealised gain on revaluation of short term investments, net		**—**	6,203
Gain on disposal of fixed assets, net		**2,182**	—
		15,344	98,730
Other revenue and gains, net		**256,220**	242,972



6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	2002 HK$'000	2001 HK$'000
Depreciation	14	**462,791**	429,471
Amortisation of operating concessions*	15	**89,982**	72,055
Amortisation of management information systems*	15	**1,887**	315
Amortisation of goodwill**	16	**13,445**	2,981
Negative goodwill recognised as income***	16	**(37,318)**	(35,118)
Minimum lease payments under operating leases:			
Land and buildings		**70,983**	75,369
Leased lines		**—**	5,463
Auditors' remuneration		**7,352**	7,071
Staff costs (excluding directors' remuneration — *note 8*):			
Wages, salaries and staff welfare		**626,464**	478,612
Net pension contributions		**73,468**	45,873
		699,932	524,485
Impairment of fixed assets**	14	**5,078**	9,275
(Gain)/loss on disposal of fixed assets, net		**(2,182)**	2,295
Research and development expenditure		**18,678**	3,180
Less: Capitalised in deferred development costs		**(15,840)**	—
		2,838	3,180
Impairment of long term investments**		**45,712**	5,000
Unrealised (gain)/loss on revaluation of short term investments, net		**10,100**	(6,203)
Exchange (gains)/losses, net		**532**	(700)
Net rental income		**(41,370)**	(38,052)
Investment income:			
Listed		**(737)**	(2,345)
Unlisted		**(34,045)**	(9,794)

* The amortisations of operating concessions and management information systems for the year are included in "Cost of sales" on the face of the consolidated profit and loss account.

** The amortisation of goodwill for the year, and the impairment of long term investments and fixed assets are included in "Other operating expenses, net" on the face of the consolidated profit and loss account.

*** The negative goodwill recognised in the consolidated profit and loss account for the year is included in "Other revenue and gains, net" on the face of the consolidated profit and loss account.



7. FINANCE COSTS

	Group	
	2002	2001
	HK$'000	HK$'000
Interest on convertible bonds	**1,628**	—
Interest on bank loans and other loans wholly repayable within five years	**206,273**	235,774
Interest on other loans	**11,997**	16,047
Total finance costs	**219,898**	251,821
Less: Interest capitalised	**—**	(405)
	219,898	251,416

8. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Fees:		
Executive directors	**—**	—
Non-executive director	**40**	40
Independent non-executive directors	**180**	140
	220	180
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**10,067**	9,472
Performance related bonuses	**550**	1,229
Pension scheme contributions	**279**	257
	10,896	10,958
	11,116	11,138



8. DIRECTORS' REMUNERATION *(continued)*

The number of directors whose remuneration fell within the following bands is as follows:

	2002 Number of directors	2001 Number of directors
Nil–HK$1,000,000	**13**	13
HK$1,000,001–HK$1,500,000	**1**	1
HK$1,500,001–HK$2,000,000	**—**	—
HK$2,000,001–HK$2,500,000	**2**	2
HK$2,500,001–HK$3,000,000	**1**	1
	17	17

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

During the year, a total of 2,400,000 share options of Beijing Development (Hong Kong) Limited ("Beijing Development"), an indirectly owned subsidiary of the Company, were granted to two directors in respect of their services to Beijing Development Group, further details of which are set out in note 38 to the financial statements. No value in respect of the share options granted during the year has been charged to the profit and loss account, or is otherwise included in the above directors' remuneration disclosures.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2001: four) directors. Details of the remuneration of the five highest paid employees are set out below:

	2002 HK$'000	2001 HK$'000
Salaries, allowances and benefits in kind	**9,229**	8,620
Performance related bonuses	**340**	1,029
Pension scheme contributions	**291**	278
	9,860	9,927



9. FIVE HIGHEST PAID EMPLOYEES *(continued)*

The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

	2002 Number of employees	2001 Number of employees
HK$1,000,001–HK$1,500,000	1	1
HK$1,500,001–HK$2,000,000	1	1
HK$2,000,001–HK$2,500,000	2	2
HK$2,500,001–HK$3,000,000	1	1
	5	5

10. TAX

	2002 HK$'000	2001 HK$'000
Group:		
The PRC		
— Hong Kong	710	515
— Mainland China	203,141	115,865
Overseas	1,062	225
Overprovision in prior years	(4,093)	—
Deferred — *note 36*	2,946	12,098
	203,766	128,703
Jointly-controlled entities:		
Mainland China	12,722	5,897
Associates:		
Mainland China	10,561	33,136
Tax charge for the year	227,049	167,736

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.



11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net loss from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is approximately HK$93,136,000 (2001: net profit of HK$352,318,000).

12. DIVIDENDS

	2002 HK$'000	2001 HK$'000
Interim — HK$0.10 (2001: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final — HK$0.18 (2001: HK$0.18) per ordinary share	**112,050**	112,050
	174,300	174,300

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$410,238,000 (2001: HK$577,528,000) and the weighted average of 622,500,000 (2001: 622,500,000) ordinary shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2002 and 2001 have not been shown because the exercise of the outstanding share options of the Company during these years would not have a diluting effect on the earnings per share.

The convertible bonds of the Group were issued by Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), a subsidiary of the Company, which are convertible into ordinary shares of Yanjing Brewery, and hence, would not have a diluting effect on the earnings per share.



14. FIXED ASSETS

Group

	Expressway and related structures	Land and buildings	Leasehold improvements	Plant and machinery	Furniture, fixtures and office equipment	Motor vehicles	Construction in progress	Investment and hotel properties	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
		(Note f)					*(Note b)*	*(Note c)*	
Cost or valuation:									
At 1 January 2002	1,195,358	3,023,032	284,336	2,879,741	339,877	222,032	377,869	757,082	9,079,327
Acquisition of subsidiaries	—	169,247	36,242	489,189	5,767	15,569	3,127	—	719,141
Additions	—	62,225	13,402	151,393	55,283	39,303	442,766	12,138	776,510
Transfer from construction in progress	9,376	71,374	102	91,900	2,810	1,681	(177,243)	—	—
Disposals	—	(34,234)	(2,608)	(55,272)	(7,412)	(6,786)	(37,066)	(11,436)	(154,814)
Disposal of subsidiaries	—	(108,689)	(12,080)	(123,190)	(81,220)	(19,697)	(16,119)	(465,763)	(826,758)
Revaluation surplus, net	—	—	—	—	—	—	—	2,907	2,907
Reclassifications	—	(17,473)	—	29,580	(12,107)	—	—	—	—
Exchange realignment	203	454	42	491	55	37	64	92	1,438
At 31 December 2002	1,204,937	3,165,936	319,436	3,463,832	303,053	252,139	593,398	295,020	9,597,751
Comprising:									
At cost	1,204,937	3,165,936	319,436	3,463,832	303,053	252,139	593,398	—	9,302,731
At 2002 valuation	—	—	—	—	—	—	—	295,020	295,020
	1,204,937	3,165,936	319,436	3,463,832	303,053	252,139	593,398	295,020	9,597,751
Accumulated depreciation and impairment:									
At 1 January 2002	88,148	472,823	179,618	1,114,011	146,971	96,005	—	—	2,097,576
Acquisition of subsidiaries	—	57,935	26,642	156,444	2,187	9,100	—	—	252,308
Depreciation provided for the year	23,808	63,717	44,607	258,367	45,343	26,949	—	—	462,791
Provision for impairment	—	—	—	—	—	—	5,078	—	5,078
Disposals	—	(28,552)	(1,124)	(36,653)	(6,146)	(4,392)	—	—	(76,867)
Disposal of subsidiaries	—	(13,285)	(1,689)	(72,100)	(42,242)	(9,709)	(5,078)	—	(144,103)
Reclassifications	—	(17,052)	—	21,597	(4,545)	—	—	—	—
Exchange realignment	14	56	24	190	23	15	—	—	322
At 31 December 2002	111,970	535,642	248,078	1,441,856	141,591	117,968	—	—	2,597,105
Net book value:									
At 31 December 2002	1,092,967	2,630,294	71,358	2,021,976	161,462	134,171	593,398	295,020	7,000,646
At 31 December 2001	1,107,210	2,550,209	104,718	1,765,730	192,906	126,027	377,869	757,082	6,981,751



14. FIXED ASSETS *(continued)*

(a) The land and buildings, investment properties, hotel properties and expressway and related structures included above are held under the following lease terms:

Group

	Hong Kong HK$'000	**Elsewhere** HK$'000	**Total** HK$'000
Long term leases	145,905	—	145,905
Medium term leases	56,840	4,463,148	4,519,988
	202,745	4,463,148	4,665,893

(b) Construction in progress

Construction in progress represents the following major projects which remained incomplete as at 31 December 2002:

Group

Name of project	**Expected year of completion**	HK$'000
Wangfujing Beixia	2003	186,750
Brewery production plants	2003–2004	331,461
Other projects	Various	75,187
		593,398

(c) Investment and hotel properties

Group

	Investment properties HK$'000	**Hotel properties** HK$'000	**Total** HK$'000
At 1 January 2002	273,738	483,344	757,082
Additions	12,138	—	12,138
Disposals	(2,965)	(8,471)	(11,436)
Disposal of subsidiaries	—	(465,763)	(465,763)
Revaluation surplus/(deficit), net	(5,661)	8,568	2,907
Exchange realignment	11	81	92
At 31 December 2002	277,261	17,759	295,020



14. FIXED ASSETS *(continued)*

(d) Certain of the above land and buildings, plant and machinery, investment and hotel properties with an aggregate net book value at the balance sheet date of HK$512,629,000 (2001: HK$501,996,000) were pledged to secure certain bank and other loans granted to the Group *(note 33)*.

(e) At 31 December 2002, the investment and hotel properties were revalued by DTZ Debenham Tie Leung Limited, CB Richard Ellis Limited and American Appraisal Hongkong Limited, independent professionally qualified valuers. The investment properties were revalued on an open market income capitalisation basis or an open market value basis using the Direct Comparison Method or the Depreciated Replacement Cost Approach. The hotel properties were revalued on an open or a fair market income capitalisation basis.

(f) Certain land and buildings of the Group and the Company were reclassified from investment properties during the year ended 31 December 2000 at the then carrying amount of HK$41,000,000, as valued on 31 December 1999 by DTZ Debenham Tie Leung Limited, an independent professionally qualified valuer, on an open market value basis.

(g) Had the carrying values of the Group's revalued hotel properties and land and buildings been carried at historical cost less accumulated depreciation, their carrying values would have been HK$21,506,000 (2001: HK$350,239,000) and HK$37,152,000 (2001: HK$38,053,000), respectively.

(h) The investment properties are leased to third parties under operating leases, further summary details of which are included in note 42(a) to the financial statements. The gross rental income received and receivable by the Group in respect of these investment properties amounted to HK$20,598,000 (2001: HK$20,291,000) for the year.



14. FIXED ASSETS *(continued)*

Company

	Land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Investment properties HK$'000	Total HK$'000
Cost or valuation:						
At 1 January 2002	41,000	9,239	4,386	940	142,000	197,565
Additions	—	—	247	—	—	247
Disposals	—	—	(25)	—	—	(25)
Revaluation deficit	—	—	—	—	(8,000)	(8,000)
At 31 December 2002	41,000	9,239	4,608	940	134,000	189,787
Comprising:						
At cost	41,000	9,239	4,608	940	—	55,787
At 2002 valuation	—	—	—	—	134,000	134,000
	41,000	9,239	4,608	940	134,000	189,787
Accumulated depreciation:						
At 1 January 2002	660	7,500	3,244	724	—	12,128
Provided for the year	932	1,510	784	151	—	3,377
Disposals	—	—	(24)	—	—	(24)
At 31 December 2002	1,592	9,010	4,004	875	—	15,481
Net book value:						
At 31 December 2002	39,408	229	604	65	134,000	174,306
At 31 December 2001	40,340	1,739	1,142	216	142,000	185,437

The Company's land and buildings and investment properties are all situated in Mainland China and held under medium term leases.



15. INTANGIBLE ASSETS

Group

	Operating concessions HK$'000 (Note a)	Management information systems HK$'000	Deferred development costs HK$'000 (Note b)	Total HK$'000
Cost:				
At 1 January 2002	1,469,369	18,868	—	1,488,237
Acquisition of a subsidiary	614,313	—	—	614,313
Additions	—	—	11,130	11,130
Disposal of a subsidiary	(56,523)	—	—	(56,523)
Exchange realignment	162	—	—	162
At 31 December 2002	2,027,321	18,868	11,130	2,057,319
Accumulated amortisation:				
At 1 January 2002	216,166	315	—	216,481
Provided for the year	89,982	1,887	—	91,869
Disposal of a subsidiary	(5,652)	—	—	(5,652)
Exchange realignment	38	—	—	38
At 31 December 2002	300,534	2,202	—	302,736
Net book value:				
At 31 December 2002	1,726,787	16,666	11,130	1,754,583
At 31 December 2001	1,253,203	18,553	—	1,271,756



15. INTANGIBLE ASSETS *(continued)*

(a) Operating concessions

(i) Pursuant to a concession agreement dated 17 June 1998 entered into between Beijing Long Qing Xia Tourism Development Co., Ltd. ("LQX Tourism") and 延慶龍慶峽管理處 ("LQX Management"), LQX Tourism acquired at a consideration of RMB60 million an operating right from LQX Management to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. An additional concession fee is payable as determined by reference to the turnover of LQX Tourism for an accounting year based on the following progressive rates:

Turnover	Concession fee rate
The portion exceeds RMB35 million but less than RMB70 million, inclusive	20%
The portion exceeds RMB70 million but less than RMB100 million, inclusive	30%
The portion exceeds RMB100 million	40%

LQX Tourism was a 75% indirectly owned subsidiary of the Company and whole of the Company's equity interest in LQX Tourism was transferred, as part of the Group's capital contribution, to Beijing Tourism Development Company Limited ("BJ Tourism Development"), a jointly-controlled entity, in November 2002, further details of which are set out in note 45(w) to the financial statements. Accordingly, the operation concession was transferred to BJ Tourism Development Group thereafter.

(ii) Pursuant to a concession agreement dated 13 July 1998 entered into between the Company and 北京市自來水公司 ("Beijing Water"), the Company acquired at a consideration of RMB1.5 billion an operating right from Beijing Water to operate a water purification and treatment plant No. 9 Phase I in Beijing and sell purified water, for a period of 20 years commencing on 24 November 1998. Beijing Water has guaranteed the Company a net cash inflow of RMB210 million from the water purification and treatment business for each of the year in the concession period. The concession right so granted was subsequently transferred by the Company to Beijing Bei Kong Water Production Co., Ltd., a wholly owned subsidiary set up by the Company for the purpose of holding this concession right and engaging the water purification and treatment business.

(iii) Pursuant to a cooperative joint venture agreement dated 18 July 2001 entered into between Hong Kong Zhong Ji Facility Investment Co. Ltd. ("Zhong Ji"), a 96.5% indirectly owned subsidiary of the Company acquired during the year, and 深圳市石觀公路有限公司 ("Shiguan Road Limited") for the establishment of Shenzhen Guanshun Road & Bridge Co., Ltd. ("Shenzhen Guanshun"), a 53.08% indirectly owned subsidiary of the Company, and as approved by relevant government authorities, Shiguan Road Limited transferred to Shenzhen Guanshun at a total consideration of RMB652 million a right to operate the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC, for a period of 20 years commencing on 12 April 2002.



15. **INTANGIBLE ASSETS** *(continued)*

(b) **Deferred development costs**

A government assistance of HK$4,710,000 was received from a PRC government authority during the year in relation to a technology development project undertaken by the Group and was accounted for as a deduction in arriving at the carrying value of deferred development costs.

16. **GOODWILL AND NEGATIVE GOODWILL**

The amounts of the goodwill and negative goodwill capitalised as an asset or recognised in the consolidated balance sheet, arising from the acquisition of subsidiaries and minority interests, are as follows:

Group

	Goodwill	Negative goodwill
	HK$'000	HK$'000
Cost:		
At 1 January 2002	129,469	(81,466)
Acquisition of subsidiaries *(note 40(b))*	42,256	(5,445)
Acquisition of minority interests	—	(412)
Exchange realignment	—	(14)
At 31 December 2002	171,725	(87,337)
Accumulated amortisation/(recognition as income):		
At 1 January 2002	2,981	(35,118)
Amortisation provided/(recognised as income) for the year	13,445	(37,318)
Exchange realignment	—	(7)
At 31 December 2002	16,426	(72,443)
Net book value:		
At 31 December 2002	155,299	(14,894)
At 31 December 2001	126,488	(46,348)



16. GOODWILL AND NEGATIVE GOODWILL *(continued)*

As detailed in note 3 to the financial statements, on the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 which permitted goodwill and negative goodwill in respect of acquisitions, which occurred prior to 1 January 2001, to remain eliminated against or credited to the consolidated capital reserve, respectively.

The amounts of the goodwill and negative goodwill remaining in the consolidated capital reserve as at 31 December 2002, arising from the acquisition of subsidiaries prior to 1 January 2001, are as follows:

Group

	Goodwill eliminated against consolidated capital reserve HK$'000	**Negative goodwill credited to consolidated capital reserve** HK$'000
Cost:		
At 1 January 2002	551,873	(756,635)
Reclassification to interests in jointly-controlled entities upon disposal of subsidiaries — *note 18*	(121,850)	—
At 31 December 2002	430,023	(756,635)
Accumulated impairment:		
At 1 January and 31 December 2002	—	—
Net amount:		
At 31 December 2002	430,023	(756,635)
At 31 December 2001	551,873	(756,635)



17. INTERESTS IN SUBSIDIARIES

	Company	
	2002	2001
	HK$'000	HK$'000
Unlisted shares, at cost	**3,970,343**	3,764,724
Due from subsidiaries	**2,182,269**	2,291,313
Loans to a subsidiary	**20,255**	200,226
Due to subsidiaries	**(390,511)**	(382,808)
	5,782,356	5,873,455
Less: Provision for impairment	**(92,035)**	(55,000)
	5,690,321	5,818,455

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The loan to a subsidiary as at 31 December 2002 is unsecured, bears interest at prevailing market rate of bank loans with similar tenure and is repayable in 2003.

Particulars of the principal subsidiaries are as follows:

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Beijing Yanjing Brewery Company Limited*	The PRC/ Mainland China	Ordinary RMB667,424,500	—	55.45	Production and sale of beer
燕京啤酒(包頭雪鹿)股份有限公司 (Baotou Yanjing Brewery Company Limited)	The PRC/ Mainland China	RMB128,543,384	—	28.6†	Production and sale of beer
北京燕京(桂林漓泉)股份有限公司 (Beijing Yanjing (Guilin Liquan) Company Limited)δ	The PRC/ Mainland China	RMB99,000,000	—	37.75†	Production and sale of beer
燕京啤酒(赤峰)有限責任公司 (Yanjing Brewery (Chifeng) Company Limited)	The PRC/ Mainland China	RMB83,070,200	—	48.15†	Production and sale of beer



17. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
燕京啤酒(贛州)有限責任公司 (Yanjing Brewery (Ganzhou) Company Limited)	The PRC/ Mainland China	RMB86,880,000	—	33.5†	Production and sale of beer
燕京啤酒(衡陽)有限責任公司 (Yanjing Brewery (Hengyang) Company Limited)	The PRC/ Mainland China	RMB180,660,000	—	51.99	Production and sale of beer
湖南燕京啤酒有限公司 (Hunan Yanjing Brewery Company Limited)	The PRC/ Mainland China	RMB95,000,000	—	49.62†	Production and sale of beer
江西燕京啤酒有限責任公司 (Jiangxi Yanjing Brewery Company Limited)	The PRC/ Mainland China	RMB129,511,385	—	42.1†	Production and sale of beer
燕京啤酒(萊州)有限公司 (Yanjing Brewery (Laizhou) Company Limited)	The PRC/ Mainland China	RMB187,053,800	—	69	Production and sale of beer
燕京啤酒(山東無名)股份有限公司 (Yanjing Brewery (Shandong Wuming) Company Limited)	The PRC/ Mainland China	RMB83,499,643	—	30.91†	Production and sale of beer
燕京啤酒(襄樊)股份有限公司 (Yanjing Brewery (Xiangfan) Company Limited)	The PRC/ Mainland China	RMB80,700,000	—	52.71	Production and sale of beer
福建燕京啤酒有限公司 (Fujian Yanjing Brewery Company Limited)δ	The PRC/ Mainland China	RMB50,000,000	—	49.91†	Production and sale of beer
Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing")#	The PRC/ Mainland China	Ordinary RMB392,973,026	—	50.1	Department store operations
成都王府井百貨有限公司 (Chengdu Wang Fu Jing Department Store Co., Ltd.)	The PRC/ Mainland China	RMB50,000,000	—	35.07†	Department store operations



17. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
廣州王府井百貨大樓有限責任公司 (Guangzhou Wangfujing Department Store Company Limited)	The PRC/ Mainland China	RMB10,000,000	—	49.60†	Department store operations
武漢王府井百貨有限責任公司 (Wuhan Wangfujing Department Store Company Limited)δ	The PRC/ Mainland China	RMB10,000,000	—	30.06†	Department store operations
包頭王府井百貨有限責任公司 (Baotou Wangfujing Department Store Co., Ltd.)δ	The PRC/ Mainland China	RMB10,000,000	—	50.08	Department store operations
Beijing San Yuan Foods Co., Ltd. ("San Yuan")	The PRC/ Mainland China	RMB485,000,000	—	74.77	Production and sale of dairy products
呼倫貝爾三元乳業有限責任公司 (Hu Lun Bei Er San Yuan Dairy Company Limited)	The PRC/ Mainland China	RMB41,249,861	—	48.60†	Production and sale of dairy products
Beijing Capital Expressway Development Co., Ltd.	The PRC/ Mainland China	US$64,053,700	—	96	Operation of an expressway
Shenzhen Guanshun Road & Bridge Co., Ltd.δ	The PRC/ Mainland China	RMB217,500,000	—	53.08	Operation of a toll road
Beijing Bei Kong Water Production Co., Ltd.	The PRC/ Mainland China	US$1,000,000	100	100	Operation of a water treatment plant
北京宏業房地產開發公司 (Beijing Hongye Real Estate Development Co.)	The PRC/ Mainland China	RMB30,000,000	—	50†	Property investment and development
北京三元嘉銘房地產開發有限公司 (Beijing San Yuan Jia Ming Property Development Company Limited)	The PRC/ Mainland China	RMB30,000,000	—	56.08	Property development



17. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Beijing Maglev Technology Development Co., Ltd	The PRC/ Mainland China	RMB80,000,000/ RMB100,000,000	51	59.7	Research and development of magnetic levitation technology and provision of related services
Beijing Development (Hong Kong) Limited[π]	Hong Kong	HK$446,258,750	—	53.93	Investment holding
Becom Software Co., Ltd.	The PRC/ Mainland China	RMB50,000,000	—	32.36[†]	Provision of management information system services
Beijing Enterprises Teletron Information Technology Co., Ltd.	The PRC/ Mainland China	RMB65,000,000	—	53.93	Construction of information networks, provision of IT technical support and consultation services, and trading of IT products
Human Education Information Service Co., Ltd.[δ]	The PRC/ Mainland China	RMB10,000,000	—	32.36[†]	Construction of information networks, provision of IT technical support
Beijing Enterprises Holdings High-Tech Development Co., Ltd.	The PRC/ Mainland China	US$30,000,000	80	80	Investment holding
Beijing Enterprises Holdings Investment Management Co., Ltd.	The PRC/ Mainland China	HK$61,100,000	100	100	Provision of management and consultancy services



17. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
北京豐收葡萄酒有限公司 (Beijing Feng Shou Winery Co., Ltd.)	The PRC/ Mainland China	US$2,700,000	51	51	Production and sale of wine
北京順興葡萄酒有限公司 (Beijing Shun Xing Wine Co., Ltd.)	The PRC/ Mainland China	RMB11,880,000	51	51	Production and sale of wine
Beijing Western-Style Food Co., Ltd.	The PRC/ Mainland China	RMB15,750,000	—	95	Processing and sale of food products
北京發展物業投資管理有限公司 (Beijing Development Property Investment and Management Co., Ltd.)	The PRC/ Mainland China	US$4,000,000	—	46.11†	Property investment
Beijing Enterprises (Properties) Limited	British Virgin Islands/ Hong Kong	Ordinary US$160	100	100	Property investment
Helken Industries Limited	Hong Kong	Ordinary HK$2	100	100	Property investment
北京燕京中發生物技術有限公司 (Beijing Yanjing Zhong Fa Biochemical Technology Company Limited)	The PRC/ Mainland China	RMB40,000,000	—	44.36*	Production and sale of biochemical products

† These entities are accounted for as subsidiaries by virtue of control over the entities.

* Shares of Yanjing Brewery are listed on the Shenzhen Stock Exchange. The shares in Yanjing Brewery held by the Group are legal person shares and cannot be traded on any stock exchange.

\# Shares of Wangfujing are listed on the Shanghai Stock Exchange. Approximately 194,594,400 shares (or 49.52% interest) in Wangfujing held by the Group are legal person shares and cannot be traded on any stock exchange.

π Shares of Beijing Development are listed on the Stock Exchange.

δ Acquired/incorporated during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.



18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost	**—**	—	**28,286**	—
Share of net assets	**1,067,492**	570,985	**—**	—
Goodwill on acquisition	**22,381**	19,717	**—**	—
Due from jointly-controlled entities	**10,023**	8,754	**—**	—
Due to jointly-controlled entities	**(51,900)**	(4,004)	**—**	—
	1,047,996	595,452	**28,286**	—

The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising from the acquisition of jointly-controlled entities, is as follows:

Group

	Goodwill
	HK$'000
Cost:	
At 1 January 2002	20,398
Acquisition of jointly-controlled entities	7,358
Exchange realignment	5
At 31 December 2002	27,761
Accumulated amortisation:	
At 1 January 2002	681
Amortisation provided for the year	4,699
At 31 December 2002	5,380
Net book value:	
At 31 December 2002	22,381
At 31 December 2001	19,717



18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

As detailed in note 3 to the financial statements, on the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 which permitted goodwill in respect of acquisitions, which occurred prior to 1 January 2001, to remain eliminated against the consolidated capital reserve.

The amount of the goodwill remaining in the consolidated capital reserve, arising from the acquisition of jointly-controlled entities prior to 1 January 2001, is as follows:

Group

	Goodwill eliminated against consolidated capital reserve HK$'000
Cost:	
At 1 January 2002	—
Reclassification from goodwill and negative goodwill upon disposal of subsidiaries — *note 16*	121,850
At 31 December 2002	121,850
Accumulated impairment:	
At 1 January and 31 December 2002	—
Net amount:	
At 31 December 2002	121,850
At 31 December 2001	—

The amounts due from/to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

The Group's trade receivable balances due from the jointly-controlled entities are disclosed in note 26 to the financial statements.



18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

Particulars of the principal jointly-controlled entities are as follows:

Company name	Business structure	Place of incorporation/ registration and operations	Issued and paid-up capital/ registered capital	Percentage of: Ownership interest attributable to the Group	Voting power	Profit sharing	Principal activities
燕京啤酒(曲阜三孔)有限責任公司 (Yanjing Beer (Qu Fu Sankong) Co., Ltd.)	Corporate	The PRC/ Mainland China	RMB230,769,200	46.6	57.1	52	Production and sale of beer
Beijing McDonald's Food Co., Ltd. ("Beijing McDonald's")	Corporate	The PRC/ Mainland China	US$20,800,000	37.39	50	50	Provision of fast food services
Beijing Tourism Development Company Limited[δ]	Corporate	Cayman Islands	HK$10,000	40	44.4	40	Investment holding
Jian Guo Hotel Joint Venture of Beijing ("Jian Guo Hotel")[#]	Corporate	The PRC/ Mainland China	US$23,000,000	20.2	50.5	50.5	Hotel operations
Beijing Badaling Tourism Co., Ltd. ("Badaling Tourism")[#]	Corporate	The PRC/ Mainland China	RMB286,000,000	30	75	75	Operation of tourism businesses and hotel operations
Beijing Long Qing Xia Tourism Development Co., Ltd.[#]	Corporate	The PRC/ Mainland China	RMB120,000,000	30	75	75	Operation of tourism businesses
北京王府井百貨商業物業管理有限公司 (Beijing Wang Fu Jing Retail Management Company Limited)	Corporate	The PRC/ Mainland China	US$59,600,000	25.05	50	50	Provision of retail management services
北京雙安商場有限責任公司 (Shuang An Department Store Company Limited)	Corporate	The PRC/ Mainland China	RMB280,000,000	25.05	42.9	50	Department store operations
中關村國際商城發展有限公司 (Zhong Guan Cun Universal Mall Department)	Corporate	The PRC/ Mainland China	RMB100,000,000	26.05	50	52	Property development
北京秦昌玻璃有限公司 (Beijing Qin Chang Glass Company Limited)[†δ]	Corporate	The PRC/ Mainland China	RMB100,000,000	30	28.6	30	Production and sale of flat glasses



18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

These companies are accounted for as jointly-controlled entities of the Company instead of subsidiaries as previously did after the Group has disposed substantially all of its hotel and tourism operations to BJ Tourism Development, a jointly-controlled entity of the Company, during the year, further details of which are set out in note 45(w) to the financial statements.

† Except for this directly held jointly-controlled entity, all of the other jointly-controlled entities are indirectly held by the Company.

δ Acquired/incorporated during the year.

The above table lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

The following is a condensed summary of additional financial information of Jian Guo Hotel, Badaling Tourism and LQX Tourism, which became jointly-controlled entities of the Group during the year as mentioned above:

	Jian Guo Hotel		Badaling Tourism		LQX Tourism	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
RESULTS						
Turnover	**107,967**	107,712	**91,047**	154,058	**42,257**	35,676
Profit before tax	**12,828**	14,547	**34,807**	16,662	**10,640**	4,441
Profit after tax	**8,121**	11,296	**16,605**	16,662	**6,572**	2,567
Share of profit after tax attributable to the Group*	**4,101**	5,704	**12,454**	12,497	**4,929**	1,925

* Operating results of Jian Guo Hotel, Badaling Tourism and LQX Tourism were consolidated to the financial statements of the Group for the years ended 31 December 2002 and 2001 until they became jointly-controlled entities of the Group in December 2002.



18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

	Jian Guo Hotel		Badaling Tourism		LQX Tourism	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
ASSETS AND LIABILITIES						
Fixed assets	**272,084**	272,749	**360,023**	379,376	**39,615**	37,961
Operating concession	**—**	—	**—**	—	**50,871**	52,276
Other non-current assets	**2,561**	2,355	**29,821**	2,594	**—**	—
Current assets	**50,351**	39,369	**90,724**	112,688	**37,936**	38,624
Current liabilities	**(26,063)**	(21,484)	**(160,153)**	(171,245)	**(9,940)**	(4,910)
Non-current liabilities	**—**	—	**(20,725)**	(39,560)	**—**	—
Net assets	**298,933**	292,989	**299,690**	283,853	**118,482**	123,951
Share of net assets attributable to the Group	**150,961**	147,959	**224,767**	212,890	**88,862**	92,963

19. INTERESTS IN ASSOCIATES

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost	**—**	—	**141,742**	113,473
Share of net assets	**339,865**	380,718	**—**	—
Due from associates	**63,808**	36,053	**—**	1,778
Loans to associates	**—**	176,070	**—**	141,285
Due to an associate	**(317)**	—	**—**	—
	403,356	592,841	**141,742**	256,536

As detailed in note 3 to the financial statements, on the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 which permitted goodwill in respect of acquisitions, which occurred prior to 1 January 2001, to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of associates prior to 1 January 2001, was HK$224,569,000 as at 1 January and 31 December 2002. The amount of goodwill is stated at cost.



19. INTERESTS IN ASSOCIATES *(continued)*

The loans to associates in the prior year were unsecured and included an interest-free loan of HK$34,785,000 and a loan of HK$141,285,000, which bore interest at 5.85% per annum. The amounts due from/to associates are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal associates are as follows:

				Percentage of			
Company name	**Business structure**	**Place of incorporation/ registration and operations**	**Issued and paid-up capital/ registered capital**	**Ownership interest attributable to the Group**	**Voting power**	**Profit sharing**	**Principal activities**
Beijing International Switching System Co., Ltd.	Corporate	The PRC/ Mainland China	US$45,520,000	40	33.3	40	Production and sale of telecommunications products
Beijing Peking University WBL Biotech Co., Ltd.[†]	Corporate	The PRC/ Mainland China	RMB80,000,000	26.55	22.2	26.55	Production and sale of healthcare products
中生北控生物科技股份有限公司 (Zhongsheng Beikong Bio-Technology Company Limited)	Corporate	The PRC/ Mainland China	RMB70,017,528	28	33.3	35	Production and sale of pharmaceutical products
北京市政交通一卡通有限公司 (Beijing Municipal Administration & Communications Card Co., Ltd.)	Corporate	The PRC/ Mainland China	RMB50,000,000	38	22.2	38	Development and operation of smart card system
北京機電院高技術股份有限公司 (BMEI Co., Ltd.)[δ]	Corporate	The PRC/ Mainland China	RMB130,000,000	40	36.4	40	Production and sale of mechanical and electrical equipment

[†] Except for this directly held associate, all of the other associates are indirectly held by the Company.

[δ] Incorporated during the year.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.



19. INTERESTS IN ASSOCIATES *(continued)*

The following is a condensed summary of additional financial information of a major associate, Beijing International Switching System Co., Ltd.:

	Year ended 31 December	
	2002	2001
	HK$'000	HK$'000
RESULTS		
Turnover	**1,438,277**	3,828,029
Profit before tax	**109,900**	487,634
Profit after tax	**88,520**	407,725
Share of profit after tax attributable to the Group	**35,408**	163,090

	31 December	
	2002	2001
	HK$'000	HK$'000
ASSETS AND LIABILITIES		
Fixed assets	**228,965**	213,700
Other non-current assets	**375,064**	464,714
Current assets	**1,516,514**	2,679,144
Current liabilities	**(1,711,187)**	(2,652,129)
Non-current liabilities	**(9,710)**	(22,816)
Net assets	**399,646**	682,613
Share of net assets attributable to the Group	**159,858**	273,045



20. PLEDGED BANK BALANCES AND TIME DEPOSITS

	Group	
	2002	2001
	HK$'000	HK$'000
Pledged bank balances	**27,673**	15,937
Pledged time deposits	**45,082**	24,634
	72,755	40,571
Less: Portion classified as current assets	**(62,854)**	(29,719)
Long term portion	**9,901**	10,852

(i) Short term pledged time deposits of HK$44,116,000 (2001: HK$24,634,000) and a short term pledged balance of HK$5,085,000 in the prior year were pledged to banks to secure certain short term bank loans granted to the Group.

(ii) A long term pledged bank balance of HK$9,901,000 (2001: HK$10,852,000) and short term pledged bank balances of HK$17,772,000 (2001: Nil) were pledged to banks as securities for mortgage loans granted to certain purchasers of the Group's properties held for sale.

(iii) Short term pledged time deposits of HK$966,000 (2001: Nil) were pledged as guarantees for tenders and contracts.

21. LONG TERM INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity investments in Hong Kong, at cost	**52,100**	20,100	**20,100**	20,100
Unlisted equity investments, at cost	**376,045**	316,690	**82,176**	82,176
	428,145	336,790	**102,276**	102,276
Less: Provision for impairment	**(78,016)**	(32,304)	**(17,600)**	(15,100)
	350,129	304,486	**84,676**	87,176
Market value of listed investments	**18,100**	1,480	**650**	1,480

The market values of the Group's and the Company's long term listed equity investments at the date of approval of these financial statements were HK$3,050,000 and HK$650,000, respectively.



22. SHORT TERM INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity investments, at market value:				
Hong Kong	**11,815**	30,629	**11,616**	29,645
Elsewhere	**7,154**	14,191	**—**	—
	18,969	44,820	**11,616**	29,645
Unlisted equity investments in Mainland China, at fair value	**1,074**	—	**—**	—
Unlisted fund in elsewhere, at fair value	**27,239**	—	**27,239**	—
	47,282	44,820	**38,855**	29,645

The market values of the Group's and the Company's short term listed equity investments at the date of approval of these financial statements were HK$15,595,000 and HK$15,360,000, respectively.

23. PROPERTIES HELD FOR SALE

The carrying amount of the Group's properties held for sale that are carried at net realisable value was HK$94,459,000 (2001: HK$46,000,000) as at the balance sheet date.

Certain of the Group's properties held for sale with an aggregate carrying amount at the balance sheet date of HK$11,527,000 (2001: HK$11,587,000) were pledged to secure certain bank and other loans granted to the Group *(note 33)*.

24. PROPERTIES UNDER DEVELOPMENT

	Group	
	2002	2001
	HK$'000	HK$'000
At cost	**296,537**	141,303
Less: Portion classified as current assets	**(174,735)**	—
Long term portion	**121,802**	141,303



25. INVENTORIES

	Group	
	2002	2001
	HK$'000	HK$'000
Raw materials	**741,820**	697,964
Work in progress	**65,826**	60,875
Finished goods	**110,025**	117,586
Trading stocks	**54,137**	66,543
	971,808	942,968

At 31 December 2002, none of the inventories was carried at net realisable value (2001: HK$23,874,000).

26. TRADE RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Aged analyses of trade receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the trade receivables as at the balance sheet date is as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**499,457**	458,626	**1,872**	8,500
One to two years	**66,518**	32,367	**—**	9,098
Two to three years	**5,754**	1,987	**—**	—
Over three years	**110**	—	**—**	—
	571,839	492,980	**1,872**	17,598

Included in the Group's trade receivables as at the balance sheet date are amounts of HK$23,722,000 (2001: HK$2,096,000) due from jointly-controlled entities arising from transactions carried out in the ordinary course of business of the Group. The balance with jointly-controlled entities are unsecured, interest-free and are repayable within similar credit periods offered by the Group to its major customers.



27. OTHER RECEIVABLES

		Group		Company	
		2002	2001	**2002**	2001
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Prepayments		**36,304**	31,086	**3,506**	3,332
Deposits and other debtors		**512,440**	415,607	**26,632**	9,688
Due from related companies	28	**118,565**	38,444	**15,284**	—
Due from holding companies	28	**6,396**	4,263	**—**	—
		673,705	489,400	**45,422**	13,020
Less: Portion classified as current assets		**(673,705)**	(482,402)	**(45,422)**	(13,020)
Long term portion		**—**	6,998	**—**	—

The long term portion of other receivables in the prior year represented an amount due from 北京燕京啤酒集團公司 (Beijing Yanjing Beer Group Company) ("Yanjing Beer Group"), a related company which has beneficial interests in Yanjing Brewery, in respect of a certain refund of marketing subsidies to the Group, which is receivable on 31 December 2003.

Included in the Group's deposits and other debtors as at the balance sheet date is an amount of HK$28,752,000 (2001: Nil) paid in advance to a related company arising from purchases of raw materials carried out in the ordinary course of business of the Group. The balance with the related company is unsecured and interest-free.

28. DUE FROM/TO RELATED COMPANIES AND HOLDING COMPANIES

The amounts due from/to related companies represent amounts due from/to certain joint venture partners of the Group. The balances are unsecured, interest-free and have no fixed terms of repayment.

The amounts due from/to holding companies are unsecured, interest-free and have no fixed terms of repayment.



29. CASH AND CASH EQUIVALENTS

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash and bank balances	**2,012,703**	1,874,474	**8,092**	7,757
Time deposits	**1,660,335**	2,197,806	**703,672**	767,568
	3,673,038	4,072,280	**711,764**	775,325
Less: Pledged bank balances and time deposits — *note 20*	**(72,755)**	(40,571)	**—**	—
	3,600,283	4,031,709	**711,764**	775,325

30. TRADE PAYABLES

An aged analysis of the Group's trade payables as at the balance sheet date is as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Within one year	**561,721**	381,294
One to two years	**52,186**	3,057
Two to three years	**4,786**	2,930
Over three years	**14,159**	18,079
	632,852	405,360

Included in the Group's trade payables are amounts of HK$92,410,000 (2001: HK$18,764,000) due to related companies arising from transactions carried out in the ordinary course of business of the Group. The balances are unsecured, interest-free and are repayable within similar credit periods offered by the related companies to their major customers.



31. TAXES PAYABLE

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Income/profits tax	**71,296**	36,322	**—**	—
Consumption tax	**52,210**	47,398	**—**	—
Value-added tax	**90,347**	72,738	**—**	—
Business tax	**18,041**	15,076	**—**	1,275
Others	**9,525**	23,081	**8,083**	8,082
	241,419	194,615	**8,083**	9,357

32. OTHER PAYABLES AND ACCRUALS

		Group		Company	
		2002	2001	**2002**	2001
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Accruals		**164,953**	137,350	**—**	25,921
Other liabilities		**600,108**	666,048	**24,023**	—
Due to related companies	28	**233,273**	205,940	**23,183**	7,023
Due to holding companies	28	**8,596**	25,078	**8,596**	25,078
		1,006,930	1,034,416	**55,802**	58,022



33. BANK AND OTHER BORROWINGS

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank overdrafts, secured	**—**	11,484	**—**	—
Bank loans:				
Secured	**507,630**	260,413	**—**	—
Unsecured	**3,309,677**	4,137,399	**1,400,850**	1,401,840
	3,817,307	4,397,812	**1,400,850**	1,401,840
Other loans, unsecured	**431,032**	284,552	**—**	—
Total bank and other loans	**4,248,339**	4,693,848	**1,400,850**	1,401,840
Bank overdrafts repayable within one year or on demand	**—**	11,484	**—**	—
Bank loans repayable:				
Within one year	**1,659,030**	2,750,160	**—**	—
In the second year	**694,190**	127,857	**—**	—
In the third to fifth years, inclusive	**1,451,010**	1,488,405	**1,400,850**	1,401,840
Beyond five years	**13,077**	31,390	**—**	—
	3,817,307	4,397,812	**1,400,850**	1,401,840
Other loans repayable:				
Within one year	**120,859**	94,791	**—**	—
In the second year	**45,635**	31,867	**—**	—
In the third to fifth years, inclusive	**109,319**	95,729	**—**	—
Beyond five years	**155,219**	62,165	**—**	—
	431,032	284,552	**—**	—
Total bank and other loans	**4,248,339**	4,693,848	**1,400,850**	1,401,840
Less: Portion classified as current liabilities	**(1,779,889)**	(2,856,435)	**—**	—
Long term portion	**2,468,450**	1,837,413	**1,400,850**	1,401,840



33. BANK AND OTHER BORROWINGS *(continued)*

(a) The other loans include interest-free loans of HK$223,371,000 (2001: Nil) and HK$3,961,000 (2001: HK$4,047,000) from related companies and a third party, respectively. The remaining other loans of HK$203,700,000 (2001: HK$280,505,000) bear interest at rates ranging from 5% to 7% (2001: 6% to 7%) per annum.

(b) HK$349,985,000 (2001: HK$208,206,000) of the Group's unsecured bank loans at the balance sheet date were guaranteed by a Beijing Municipal Government department, the joint venture partners of certain of the Group's PRC subsidiaries or their associates and two independent third parties.

(c) Certain of the Group's bank and other loans are secured by the following:

(i) Mortgages over the Group's land and buildings, plant and machinery, investment and hotel properties with an aggregate carrying amount at the balance sheet date of HK$512,629,000 (2001: HK$501,996,000).

(ii) Mortgages over certain of the Group's properties held for sale with an aggregate carrying amount at the balance sheet date of HK$11,527,000 (2001: HK$11,587,000).

(iii) Mortgages over certain of the Group's bank balances and time deposits at the balance sheet date of HK$44,116,000 in aggregate (2001: HK$29,719,000).

34. CONVERTIBLE BONDS

On 16 October 2002, Yanjing Brewery, a subsidiary held indirectly as to 55.45% by the Company, issued at face value 5-year 1.2% convertible bonds (the "Convertible Bonds") in an aggregate principal amount of RMB700,000,000 with a face value of RMB100 each.

The Convertible Bonds are convertible, at the option of the bondholders, into fully-paid ordinary shares of Yanjing Brewery at a conversion price of RMB10.49 per share, subject to adjustments in certain events. The conversion period for the Convertible Bonds is from 16 October 2003 to 16 October 2007 (the "Conversion Period"), both days inclusive. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds are redeemable at face value at the end of the Conversion Period, together with any accrued interest.



34. CONVERTIBLE BONDS *(continued)*

Yanjing Brewery has the right to redeem the Convertible Bonds, in whole or in part, during the Conversion Period, at a redemption price of RMB102 each, subject to adjustments in certain events, when the closing price of ordinary shares of Yanjing Brewery is higher than the then conversion price of the Convertible Bonds by more than 30% in 20 consecutive days. On the other hand, the bondholders have the right to have Yanjing Brewery to redeem the Convertible Bonds at redemption price, subject to adjustments in certain events, when the closing price of ordinary shares of Yanjing Brewery is lower than the then conversion price of the Convertible Bonds by more than 30% in 20 consecutive days.

The Convertible Bonds are guaranteed by the Company, which has been approved by shareholders of the Company in an extraordinary general meeting held on 11 April 2002. Yanjing Beer Group, which has beneficial interests in Yanjing Brewery, has undertaken to counter indemnify the Company in respect of any contingencies arising from the portion of the guarantee exceeding the Company's effective proportional equity interest of 55.45% in Yanjing Brewery.

35. OTHER LONG TERM LIABILITIES

	Group	
	2002	2001
	HK$'000	HK$'000
Pension and related liabilities	**14,131**	18,838
Others	**49,165**	9,166
	63,296	28,004

36. DEFERRED TAX

	Group	
	2002	2001
	HK$'000	HK$'000
At 1 January	**18,558**	6,461
Charge for the year — *note 10*	**2,946**	12,098
Exchange realignment	**3**	(1)
At 31 December	**21,507**	18,558



36. DEFERRED TAX *(continued)*

The principal components of the Group's provision for deferred tax and the deferred tax asset position not recognised in the financial statements are as follows:

	Provided		Not provided	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Accelerated depreciation allowances	**21,507**	18,558	**—**	—
Tax losses	**—**	—	**(15,581)**	(14,748)
	21,507	18,558	**(15,581)**	(14,748)

The deferred tax asset arising from tax losses has not been recognised in the financial statements as its realisation in the foreseeable future is not assured.

The revaluation of the Group's land and buildings, investment and hotel properties does not constitute a timing difference and, consequently, the amount of potential deferred tax thereon has not been quantified.

The Company has no significant potential deferred tax liabilities for which provision has not been made.

37. SHARE CAPITAL

	Company	
	2002	2001
	HK$'000	HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	**62,250**	62,250

Share options

Details of the Company's share option scheme and the share options issued under the scheme are included in note 38 to the financial statements. No share options were granted or exercised during the year.



38. SHARE OPTION SCHEME

SSAP 34 was adopted during the year, as explained in note 2 and under the heading "Employee benefits" in note 3 to the financial statements. As a result, these detailed disclosures relating to the Company's share option scheme are now included in the notes to the financial statements. In the prior year, these disclosures were included in the Report of the Directors, as their disclosure is also a requirement of the Listing Rules.

The Company

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The Scheme became effective on 16 May 1997 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme (the "Maximum Number") is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. No option may be granted to any one person which if exercised in full would result in the total number of ordinary shares of the Company issued and issuable to him/her under all the options previously granted to him/her and the said option exceeding 25% of the Maximum Number. At 31 December 2002, the number of shares issuable under share options granted under the Scheme was 17,550,000, which represented approximately 2.8% of the Company's shares in issue as at that date.

An option may not be transferred and is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part.

The period during which an option may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after it has been granted. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the nominal value of an ordinary share; and (ii) 80% of the average of the closing prices of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option.



38. SHARE OPTION SCHEME *(continued)*

The Company *(continued)*

The following share options were outstanding under the Scheme as at 31 December 2002:

		Number of options held			
		Note (a)		*Note (b)*	
		2002	2001	**2002**	2001
Directors:					
Mr. Hu Zhao Guang		**400,000**	400,000	**3,600,000**	3,600,000
Mr. Bai Jin Rong	*Note (c)*	**—**	240,000	**—**	2,160,000
Mr. Xing Chun Hua		**240,000**	240,000	**2,160,000**	2,160,000
Mr. Zheng Wan He		**200,000**	200,000	**1,800,000**	1,800,000
Mr. Wei En Hong		**200,000**	200,000	**1,800,000**	1,800,000
Mr. Li Fu Cheng		**200,000**	200,000	**1,800,000**	1,800,000
Mr. Li Zhong Gen		**200,000**	200,000	**1,800,000**	1,800,000
		1,440,000	1,680,000	**12,960,000**	15,120,000
Employees in aggregate		**320,000**	320,000	**2,830,000**	2,830,000
		1,760,000	2,000,000	**15,790,000**	17,950,000

Notes:

(a) These options were granted on 3 March 1998, at an exercise price per share of HK$17.03. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised at any time in the next 10 years commencing on 1 September 1998. No such options were exercised during the year.

(b) These options were granted on 23 June 1998 at an exercise price per share of HK$17.03. The consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised in 9 equal portions. The first portion is exercisable at any time commencing on 1 January 1999, and one additional portion becomes exercisable on 1 January in each of the following years. All of the options (to the extent not exercised) will become exercisable on 1 January 2007, and if not otherwise exercised, will lapse on 1 January 2009. No portion of these share options was exercised during the year.

(c) Owing to the resignation of Mr. Bai Jin Rong on 23 December 2002, a total of 2,400,000 share options granted to him on 3 March 1998 (240,000 share options) and 23 June 1998 (2,160,000 share options) lapsed on 23 December 2002.



38. SHARE OPTION SCHEME *(continued)*

Beijing Development

At 31 December 2002, the interests of the directors of the Company in options to subscribe for shares of Beijing Development, an indirectly owned subsidiary of the Company listed on the Stock Exchange, under the share option scheme of Beijing Development, were as follows:

	Number of options held			
	Note (a)		*Note (b)*	
	2002	2001	**2002**	2001
Directors:				
Mr. Xiong Da Xin	**2,800,000**	2,800,000	**1,200,000**	—
Mr. Bai Jin Rong	**2,600,000**	2,600,000	**1,200,000**	—
	5,400,000	5,400,000	**2,400,000**	—

Notes:

(a) These options were granted on 19 June 2001 at an exercise price of HK$1.13 per option. The options may be exercised in 2 or 3 equal portions. The first portion is exercisable at any time commencing on 1 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 26 June 2006. No portion of these share options was exercised during the year.

(b) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per option. The closing price of shares of Beijing Development on the Stock Exchange on the trading day immediately prior to the date of the grant of the share options was HK$0.98. The options can be exercised in 3 equal portions. The first portion is exercisable at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17 January 2007. No portion of these share options was exercised during the year.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or the balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

The directors do not consider it appropriate to disclose a theoretical value of the share options of Beijing Development granted during the year to the directors because a number of factors crucial for the valuation are subjective and uncertain. Accordingly, any valuation of the options based on various speculative assumptions would not be meaningful, and would be misleading.



39. RESERVES

(a) Group

(i) The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity on pages 30 to 31 of the financial statements.

(ii) The revised SSAP 11 was adopted during the year, as explained in note 2 and under the heading "Foreign currencies" in note 3 to the financial statements. As a result, the profit and loss accounts of overseas subsidiaries, jointly-controlled entities and associates are now translated into Hong Kong dollars at the weighted average exchange rates for the year, rather than at the exchange rates ruling at the balance sheet date, as was previously the case. This change in accounting policy, however, has had no material effect on the financial statements and has not resulted in a prior year adjustment.

(iii) PRC reserve funds are reserves set aside in accordance with the PRC Companies Law or the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment as applicable to the Group's PRC subsidiaries, jointly-controlled entities and associates. None of the Group's PRC reserve funds as of 31 December 2002 was distributable in the form of cash dividends.

(iv) Certain amounts of goodwill and negative goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates in prior years remain eliminated against/credited to the consolidated capital reserve as further explained in notes 16, 18 and 19 to the financial statements.

(b) Company

	Share premium account HK$'000	**Retained profits** HK$'000	**Total** HK$'000
At 1 January 2001	4,839,497	534,737	5,374,234
Net profit for the year	—	352,318	352,318
Interim 2001 dividend	—	(62,250)	(62,250)
Proposed final 2001 dividend	—	(112,050)	(112,050)
At 31 December 2001 and 1 January 2002	4,839,497	712,755	5,552,252
Net loss for the year	—	(93,136)	(93,136)
Interim 2002 dividend	—	(62,250)	(62,250)
Proposed final 2002 dividend	—	(112,050)	(112,050)
At 31 December 2002	4,839,497	445,319	5,284,816



40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Prior year adjustments

SSAP 15 (Revised) was adopted during the current year, as detailed in note 2 to the financial statements, which has resulted in a change to the layout of the consolidated cash flow statement. The consolidated cash flow statement is now presented under three headings: cash flows from operating activities, investing activities and financing activities. Previously five headings were used, comprising the three headings listed above, together with cash flows from returns on investments and servicing of finance and from taxes paid. The significant reclassifications resulting from the change in presentation are that taxes paid are now included in cash flows from operating activities, interest and dividends received are now included in cash flows from investing activities, and dividends paid are now included in cash flows from financing activities. The presentation of the 2001 comparative consolidated cash flow statement has been changed to accord with the new layout.

The method of calculation of certain items in the consolidated cash flow statement has changed under the revised SSAP 15, as explained under the heading "Foreign currencies" in note 3 to the financial statements. Cash flows of overseas subsidiaries are now translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year. Previously, the cash flows of overseas subsidiaries were translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. This change has, however, had no material impact on the 2001 comparative cash flows.



40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(b) Acquisition of subsidiaries

	2002	2001
	HK$'000	HK$'000
Net assets acquired:		
Fixed assets	**466,833**	599,339
Operating concession	**614,313**	—
Interest in a jointly-controlled entity	**14,255**	472
Interests in associates	**—**	3,348
Long term investments	**23,924**	—
Properties held for sale	**—**	13,856
Inventories	**12,146**	78,920
Trade receivables	**17,998**	45,141
Prepayments, deposits and other debtors	**21,556**	46,321
Due from associates	**—**	65,240
Due from related companies	**—**	17,531
Cash and bank balances	**93,431**	492,787
Trade payables	**(76,813)**	(41,624)
Taxes payable	**(38,057)**	(76,783)
Accruals and other liabilities	**(67,270)**	(137,023)
Due to jointly-controlled entities	**(22,433)**	(7,944)
Due to related companies	**—**	(2,588)
Bank and other borrowings	**(426,518)**	(352,456)
Other long term liabilities	**(20,074)**	(12,337)
Minority interests	**(161,960)**	(237,349)
Net assets	**451,331**	494,851
Goodwill arising on acquisition *(note 16)*	**42,256**	69,425
Negative goodwill arising on acquisition *(note 16)*	**(5,445)**	(78,812)
	488,142	485,464
Satisfied by:		
Cash	**488,142**	485,464



40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(b) Acquisition of subsidiaries *(continued)*

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2002	2001
	HK$'000	HK$'000
Cash and bank balances acquired	**93,431**	492,787
Bank overdrafts acquired	**—**	(21,043)
Cash consideration paid	**(488,142)**	(485,464)
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	**(394,711)**	(13,720)

The subsidiaries acquired during the year contributed HK$409,738,000 to the Group's consolidated turnover, and had a net profit after tax and before minority interests of HK$40,314,000 for the year.

The subsidiaries acquired in the prior year contributed HK$598,011,000 to the Group's consolidated turnover, but had incurred a net loss after tax and before minority interests of HK$3,246,000 for that year.



40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) Disposal of subsidiaries

	2002 HK$'000	2001 HK$'000
Net assets disposed of:		
Fixed assets	**682,655**	266,561
Operating concession	**50,871**	—
Long term investments	**2,493**	—
Interests in associates	**3,315**	—
Due from a jointly-controlled entity	**26,353**	—
Due from an associate	**1,154**	—
Due to an associate	**(368)**	—
Inventories	**25,216**	1,436
Trade receivables	**6,982**	4,099
Prepayments, deposits and other debtors	**27,541**	904
Cash and bank balances	**127,700**	30,199
Trade payables	**(12,944)**	(384)
Taxes payable	**(8,961)**	(19,570)
Accruals and other liabilities	**(98,411)**	(104,581)
Bank and other borrowings	**(107,395)**	(134,363)
Minority interests	**(268,775)**	(45,471)
Net assets	**457,426**	(1,170)
Gain on disposal of subsidiaries *(note 5)*	**2,561**	35,504
	459,987	34,334
Satisfied by:		
Reclassification to interests in jointly-controlled entities and an associate from interests in subsidiaries	**458,394**	10,851
Interest in a jointly-controlled entity	**—**	141,212
Fixed assets disposed of	**—**	(37,273)
Deposits and other debtors disposed of	—	(79,390)
Cash	**1,593**	(1,066)
	459,987	34,334



40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) Disposal of subsidiaries *(continued)*

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2002	2001
	HK$'000	HK$'000
Cash and bank balances disposed of	**(127,700)**	(30,199)
Cash consideration received/(paid)	**1,593**	(1,066)
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	**(126,107)**	(31,265)

The results of the subsidiaries disposed of during the year contributed HK$245,880,000 to the Group's consolidated turnover, and had a net profit after tax and before minority interests of HK$36,167,000 for the year.

The results of the subsidiaries disposed of in the prior year had no significant impact on the Group's consolidated turnover and profit after tax and before minority interests for that year.

(d) Major non-cash transactions

In the prior year, the capital contribution made by the minority shareholders of certain subsidiaries of the Group were in the form of non-current assets valued at HK$29,675,000, non-cash current assets valued at HK$7,933,000.

(e) Restricted cash and cash equivalent balances

Certain of the Group's bank balances and time deposits with aggregate amount of HK$44,116,000 (2001: HK$29,719,000) are pledged to banks to secure certain bank loans granted to the Group, as further explained in notes 20 and 33 to the financial statements.

A long term pledged bank balance of HK$9,901,000 (2001: HK$10,852,000) and short term pledged bank balances of HK$17,772,000 (2001: Nil) were pledged to banks as securities for mortgage loans granted to certain purchasers of the Group's properties held for sale, as further explained in note 20 to the financial statements.

Short term pledged bank balances of HK$966,000 (2001: Nil) were pledged as guarantees for tenders and contracts, as further explained in note 20 to the financial statements.



41. CONTINGENT LIABILITIES

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale	**56,820**	10,852	**—**	—
Guarantees given for banking facilities granted and utilised by a non-wholly owned subsidiary	**—**	—	**174,282**	—
Guarantee given for the Convertible Bonds issued by Yanjing Brewery — *note 34*	**—**	—	**659,444**	—
	56,820	10,852	**833,726**	—

42. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties (as included in note 14 to the financial statements) under operating lease arrangements, with leases negotiated for original terms ranging from 1 to 24 years. The terms of the leases generally require the tenants to pay security deposits.

At 31 December 2002, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**19,536**	27,206	**8,500**	8,500
In the second to fifth years, inclusive	**79,633**	48,606	**—**	8,500
After five years	**59,814**	46,339	**—**	—
	158,983	122,151	**8,500**	17,000



42. OPERATING LEASE ARRANGEMENTS *(continued)*

(b) As lessee

The Group leases certain of its office properties, restaurant premises and staff quarters under operating lease arrangements, with leases negotiated with original terms ranging from 1 to 50 years.

At 31 December 2002, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**80,145**	64,105	**—**	1,200
In the second to fifth years, inclusive	**272,027**	219,472	**—**	—
After five years	**818,413**	705,477	**—**	—
	1,170,585	989,054	**—**	1,200

During the year, the Group charged contingent rent payments of HK$3,407,000 (2001: HK$3,400,000) in the profit and loss account in respect of the land use fee paid for the operations of a hotel in Beijing. The basis for the determination of the contingent rent payments is set out in note 45(s) to the financial statements.



43. CAPITAL COMMITMENTS

In addition to the operating lease commitments detailed in note 42(b) above, the Group and the Company had the following capital commitments at the balance sheet date:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings:				
Authorised, but not contracted for	**144,742**	109,580	**—**	—
Contracted, but not provided for	**143,390**	99,990	**—**	—
	288,132	209,570	**—**	—
Plant and machinery:				
Authorised, but not contracted for	**—**	45,322	**—**	—
Contracted, but not provided for	**122,142**	42,555	**—**	—
	122,142	87,877	**—**	—
Capital contributions to subsidiaries and associates:				
Authorised, but not contracted for	**—**	72,197	**—**	—
Contracted, but not provided for	**—**	94,315	**—**	76,294
	—	166,512	**—**	76,294
Total capital commitments	**410,274**	463,959	**—**	76,294



44. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the following significant events occurred:

(i) On 6 January 2003, Beijing Development acquired 60% interest in Beijing Enterprises VST Software Engineering Technology Co. Ltd. ("Beijing VST") from independent third parties for a total consideration of HK$21,204,090 satisfied as to HK$8,481,690 in cash and HK$12,722,400 by way of the allotment of 12,722,400 ordinary shares of Beijing Development. Beijing VST is principally engaged in the development and sale of social security information management and tax information management system in the PRC. Upon the completion of the transaction, the Company's shareholding in Beijing Development was diluted from 53.93% as at 31 December 2002 to 52.44%.

(ii) On 17 January 2003, Yanjing Brewery, together with a wholly owned subsidiary of Yanjing Beer Group, set up Beijing Yanjing Beverage Company Limited ("Yanjing Beverage"), a Sino-foreign equity joint venture company, with a registered capital of US$10 million. Pursuant to the joint venture agreement, Yanjing Brewery owns 75% equity interest in Yanjing Beverage and shall pay capital contribution according to its equity interest which is US$7.5 million. The principal activity of Yanjing Beverage is the production and sale of healthy beverage products and the provision of subsequent sales services in the PRC.

(iii) On 14 April 2003, the Company entered into a conditional sale and purchase agreement with Beijing Development for the acquisition by Beijing Development of the Company's entire equity interest in Business Net Limited, a wholly owned subsidiary of the Company, and a shareholder loan of RMB19,000,000 at a total consideration to HK$40,000,000 satisfied as to HK$5,000,000 in cash and HK$35,000,000 by way of the allotment of 35,000,000 ordinary shares of Beijing Development. The sole asset of Business Net Limited is a 38% interest in the registered capital of Beijing Municipal Administration & Communications Card Co., Ltd., a Sino-foreign equity joint venture company established by the Company in 2000 and engaged in the production and issuance of contactless multipurpose electronic payment cards and the investment, operation and management of the automated fee collection system and related facilities in Beijing. Upon the completion of the transaction, the Company's shareholding in Beijing Development will be increased from 52.44% to 55.81%.



45. RELATED PARTY TRANSACTIONS

Save as the transactions and balances detailed elsewhere in these financial statements, the Group entered into the following material transactions with related parties during the year:

Name of company	Nature of transaction	Notes	2002 HK$'000	2001 HK$'000
Ultimate holding company				
Beijing Holdings Limited and its associates	Rental income	(a)	**2,809**	3,170
	Rental and related expenses	(a)	**4,492**	4,459
Joint venture partners of subsidiaries and their associates				
Yanjing Beer Group and its associates	Purchase of bottle labels	(b)	**49,615**	38,577
	Purchase of bottle caps	(b)	**48,569**	46,059
	Sale of beer	(c)	**—**	1,417
	Canning service fees paid	(d)	**21,495**	18,052
	Comprehensive support service fees paid	(e)	**14,644**	14,656
	Land rent expenses	(f)	**1,643**	1,643
	Trademark licensing fees paid	(g)	**16,174**	15,236
	Less: 20% refund for advertising subsidies	(g)	**(3,235)**	(3,047)
	Interest expenses on advances made	(h)	**1,413**	942
北京三元集團有限責任公司 (Beijing San Yuan Group Company) ("San Yuan Group") and its associates	Purchase of raw milk	(i)	**189,288**	198,009
	Purchases of packaging materials	(i)	**18,806**	15,580
	Interest income on advances made	(j)	**—**	4,629
	Land use fee paid	(k)	**2,515**	2,261
	Sales of land and buildings	(l)	**3,451**	—
	Sales of properties held for sale	(c)	**1,206**	—
	Rental income and property management fee	(m)	**1,761**	—
	Acquisition of equity interest in San Yuan Hua Guan Food Company Limited ("San Yuan Hua Guan")	(n)	**—**	21,225
	Acquisition of a dairy product production factory and related assets and liabilities	(n)	**—**	6,266
	Establishment of a jointly-controlled entity	(o)	**—**	1,500



45. RELATED PARTY TRANSACTIONS *(continued)*

Name of company	Nature of transaction	Notes	2002 HK$'000	2001 HK$'000
Joint venture partners of subsidiaries and their associates *(continued)*				
延慶縣八達嶺特區辦事處 (Badaling Tourism Zones Special Administration) ("BTZA") and its associates	Management fee income	(p)	**46,386**	—
	Waive of operating concession fees payable	(q)	**9,544**	—
	Establishment of a subsidiary	(r)	**80,000**	—
北京首都旅遊集團有限公司 (Beijing Capital Tourism Group Company Limited) ("Capital Tourism") and its associates	Land use fees paid	(s)	**3,407**	3,400
Beijing Jia Ming Property Development Company Limited	Acquisition of a land	(t)	**21,432**	—
Jointly-controlled entities				
Beijing McDonald's	Sale of equity interest in Guangdong San Yuan McDonald's Food Company Limited ("Guangdong McDonald's")	(u)	**—**	92,780
	Sale of dairy products	(c)	**28,722**	25,728
Associates				
Beijing International Switching System Co., Ltd.	Interest income	(v)	**3,782**	9,623
萬博物業管理有限公司 (Wanbo Property Management Company Limited)	Rental income	(a)	**9,421**	2,166

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of its business.



45. RELATED PARTY TRANSACTIONS *(continued)*

Notes:

(a) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(b) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing for the preceding year.

(c) The selling prices of the beer, properties held for sale and dairy products were determined by reference to the prevailing market rates.

(d) Canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a pre-agreed profit margin.

(e) Comprehensive support service fees paid included the following:

— a security and canteen services fee which was determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

— rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(f) Land rent expenses were charged at a mutually-agreed amount of RMB1,744,000 per annum.

(g) Trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(h) Interest expenses paid to Yanjing Beer Group arose from advances made to Yanjing Brewery, which bore interest at the prevailing market rates at the time the advances were made.

(i) The purchase prices of the raw milk and the packaging materials were determined by reference to the prevailing market rates.

(j) Interest income from San Yuan Group arose from advances made to San Yuan Group, which bore interest at the prevailing market rates at the time the advances were made.

(k) Land use fee was charged at a mutually-agreed amount of RMB2,670,000 (2001: RMB2,400,000) for the year ended 31 December 2002.

(l) The consideration received was based on a mutually-agreed amount of RMB3,663,000.

(m) The rental income and property management fee were based on mutually-agreed rates of RMB1,460,000 and RMB410,000, respectively.

(n) The considerations were determined on the basis of the fair values of San Yuan Hua Guan and the dairy product production factory and related assets and liabilities with reference to the appraisal reports prepared by an independent PRC qualified valuer.

(o) The capital contribution to the jointly-controlled entity made by the Group is in accordance with the joint venture agreement entered into between the Group, San Yuan Group and other third parties.

(p) The management fee income was determined based on 40% of gross entrance fee to the Badaling Great Wall received, subject to adjustment by reference to the quality of the services rendered by the Group as assessed by BTZA.



45. RELATED PARTY TRANSACTIONS *(continued)*

Notes: (continued)

(q) During the year, an associate of BTZA waived the operating concession fees payable by Badaling Tourism of RMB10,130,000 in relation to the operation of the Group's tourism business at the Badaling Great Wall.

(r) The capital contribution to the subsidiary made by the Group is in accordance with the joint venture agreement entered into between the Company, Badaling Tourism and an associate of BTZA.

(s) Land use fees were determined based on 3% of the annual gross turnover of Jian Guo Hotel.

(t) The consideration paid for the acquisition is determined by reference to the value of the land of RMB23,090,000 as at 8 February 2002 as assessed by an independent PRC qualified valuer.

(u) The equity interest in Guangdong McDonald's was sold at cost.

(v) Detailed terms of the loan are disclosed in note 19 to the financial statements.

(w) On 10 July 2002, Magic Melody Limited, a wholly owned subsidiary of the Company, entered into a shareholders' agreement (the "Shareholders' Agreement") with two subsidiaries of Capital Tourism ("Capital Tourism Associates") and a third party for the establishment of a joint venture company to be principally engaged in hotel services and tourism services in the PRC and the United States of America.

Pursuant to the Shareholders' Agreement, each of Magic Melody Limited, Capital Tourism Associates and the third party (collectively "JV Shareholders") injected its assets into the joint venture company as capital contributions. The values of the assets as contributed by each of the JV Shareholders are based on the valuation carried out by an independent qualified valuer using an open market value basis as at 31 December 2001. According to the values of the assets contributed by each JV Shareholder, the joint venture company was owned as to 40%, 32.5% and 27.5% by Magic Melody Limited, Capital Tourism Associates and the third party, respectively.

The joint venture company, BJ Tourism Development, was thereafter incorporated in the Cayman Islands with limited liability on 9 September 2002 and the injections of the assets by each of the JV Shareholders were completed in December 2002.

For the purpose of the aforesaid assets injection, the Group disposed substantially all of its hotel and tourism operations including its 50.5%, 75% and 75% equity interests in Jian Guo Hotel, Badaling Tourism and LQX Tourism, respectively, during the year to BJ Tourism Development, a jointly-controlled entity, as the Group's capital contributions. Thereafter, Jian Guo Hotel, Badaling Tourism and LQX Tourism are no longer subsidiaries but jointly-controlled entities of the Group.

In addition to the above material transactions entered into during the year, the Yanjing Beer Group has undertaken to indemnify the Group on an amount of HK$25,071,000 which is equivalent to the net impact to the Group's net profit as a result of the corporate income tax of Yanjing Brewery being in excess of 15% for the year ended 31 December 2002. The indemnification, which would be executed when the relevant tax payment is made by Yanjing Brewery, was recognised by the Group in the current year to match with the corporate income tax charge of Yanjing Brewery accrued by the Group.



46. COMPARATIVE AMOUNTS

As further explained in note 2 to the financial statements, due to the adoption of certain new and revised SSAPs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform to the current year's presentation.

47. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 15 April 2003.



FIVE YEAR FINANCIAL SUMMARY

A summary of the published results and of the assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the Company's annual report and the audited financial statements, is set out below:

RESULTS

	Year ended 31 December				
	1998 HK$'000	1999 HK$'000	2000 HK$'000	2001 HK$'000	**2002** **HK$'000**
TURNOVER	3,396,578	3,823,713	5,212,882	6,227,282	**7,011,698**
Operating profit	446,499	488,489	534,651	692,441	**684,908**
Share of profits and losses of:					
Jointly-controlled entities	(17,324)	(34,279)	7,330	7,980	**15,557**
Associates	242,607	202,957	192,052	201,471	**50,674**
Amortisation of goodwill arising on acquisition of jointly-controlled entities	—	—	—	(681)	**(4,699)**
Profit before tax	671,782	657,167	734,033	901,211	**746,440**
Tax	(107,931)	(104,653)	(146,191)	(167,736)	**(227,049)**
Profit before minority interests	563,851	552,514	587,842	733,475	**519,391**
Minority interests	(89,349)	(68,231)	(62,847)	(155,947)	**(109,153)**
Net profit attributable to shareholders	474,502	484,283	524,995	577,528	**410,238**

ASSETS, LIABILITIES AND MINORITY INTERESTS

	31 December				
	1998 HK$'000	1999 HK$'000	2000 HK$'000	2001 HK$'000	**2002** **HK$'000**
TOTAL ASSETS	11,888,739	14,161,957	15,302,836	16,653,826	**17,364,494**
TOTAL LIABILITIES	(3,819,820)	(5,682,952)	(5,918,598)	(6,374,801)	**(6,873,787)**
MINORITY INTERESTS	(2,037,817)	(2,185,103)	(2,783,250)	(3,174,397)	**(3,147,707)**
	6,031,102	6,293,902	6,600,988	7,104,628	**7,343,000**



Details of the Group's major investment and hotel properties, properties under development and properties held for sale are as follows:

Investment and hotel properties

Location	Percentage of interest in property attributable to the Group	Use	Lease terms
Level 6, Levels 8 to 12 and Levels 17 and 18 Scriven Tower Phase II 24 Jian Guo Men Wai Avenue Dongcheng District Beijing The PRC	100	Commercial	Medium term lease 28/12/2043
Flat A, 23/F, Tower 2 The Floridian, No. 18 Sai Wan Terrace Quarry Bay Hong Kong The PRC	100	Residential	Medium term lease 18/12/2033
Jianguo Hotel δ Jian Guo Men Wai Avenue Chaoyang District Beijing The PRC	20.2	Hotel operations	Medium term lease 6/4/2037
Phases I, II and III of Badaling Hot Spring Resort δ 35 Guishui North Street Yanqing County Beijing The PRC	30	Hotel operations	Medium term lease 29/9/2036 to 30/12/2038
Beijing Sanyuan Guangan Guesthouse 4 East Lane, Guangwai Xinju Xuanwu District Beijing The PRC	74.77	Hotel operations	Medium term lease 27/6/2018
Part of the second floor and the whole of the third floor A No. 1 Jian Guo Men Wai Avenue Chaoyang District Beijing The PRC	46.11	Office building	Medium term lease 15/12/2043
Units 1103, 1701, 1704 and 1903, Hong Kong Worsted Mills Industrial Building 31–39 Wo Tong Tsui Street Kwai Chung New Territories Hong Kong The PRC	53.93	Industrial	Medium term lease 30/6/2047

δ These two hotel properties are held by the Group's jointly-controlled entities.



Properties under development

Location	Expected use	Site area sq. metre	Gross floor area sq. metre	Percentage of completion	Expected date of completion	Percentage of interest attributable to the Group
Block 7, Wan Bo Yuen Small District 72 You An Men Nei Avenue Xuanwu District Beijing The PRC	Residential	3,008	32,670	10	12/2003	50
Yuan Jia International Apartment 40 Xinzhong Street Dongcheng District Beijing The PRC	Residential	2,500	35,000	80	6/2003	56.08



Properties held for sale

Location	Use	Gross floor area sq. metre	Percentage of interest in property attributable to the Group
Block A of Chengdu Wangfujing Plaza 13 Zhongfu Road Jinjiang District Chengdu Sichuan Province The PRC	Hotel operations	74,600	35.07
Wan Bo Yuen Small District 72 You An Men Nei Avenue Xuanwu District Beijing The PRC	Residential	148,000	50
Chaofeng Villas South of Shisanling Reservoir Changping County Beijing The PRC	Residential	19,100	50
14 Zaojun Temple Xueyuan South Road Haidian District Beijing The PRC	Residential	7,000	74.77
Units 101–103, 107, 1501, 1503, 2001, 2101 and 2103–2104; private car park nos. 4, 6, 8, 10–13, 16, 19–21 on the upper ground floor; lorry car park nos. 2–8, 12–14, 16–25, 27, 29 and container space no. 30 on the ground floor, roof and external wall; Hong Kong Worsted Mills Industrial Building, 31–39 Wo Tong Tsui Street, Kwai Chung, New Territories, Hong Kong, The PRC	Industrial	4,143	53.93



NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Ballroom C, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 20 June 2003 at 2:30 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2002;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "**THAT**

   (a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

      (iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";



6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended



by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution".

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 15 April 2003

Notes:

1. The Register of Members will be closed from Monday, 16 June 2003 to Friday, 20 June 2003 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2002 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 13 June 2003.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. An explanatory statement containing further details regarding resolutions 5 to 7 above will be sent to shareholders shortly together with the 2002 Annual Report.


118


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

年度報告書 2002

強健穩定的盈利基礎

高附加值的管理文化

持續盈利增長

嚴謹並具透明度的企業監管

在所經營的主要業務中具有持續的領導地位

目錄

一般資料

註冊辦事處

香港
中環干諾道中168－200號
信德中心西座34樓
電話：(852) 2915 2898
傳真：(852) 2857 5084

互聯網網址

http://www.behl.com.hk

公司秘書

譚振輝先生 *CFA AHKSA*

股份過戶登記處

登捷時有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心28樓

董事

執行董事

胡昭廣先生*（主席）*
衣錫群先生*（副主席）*
熊大新先生*（執行副主席兼總裁）*
白金榮先生*（執行副總裁）*
（於二零零二年十二月二十三日辭任）
郭迎明先生
劉　凱先生*（副總裁）*
邢春華先生
鄭萬河先生
魏恩鴻先生
李福成先生
畢玉璽先生
李　滿先生
李中根先生

非執行董事

方　方先生

獨立非執行董事

劉漢銓先生
李東海先生
王憲章先生



專業顧問

核數師

安永會計師事務所

法律顧問

香港法律：
孖士打律師行

中國法律：
海問律師事務所

美國法律：
蘇利文•克倫威爾美國法律事務所

主要往來銀行

香港：
中國銀行(香港)有限公司
交通銀行，香港分行
法國巴黎銀行，香港分行
中國建設銀行，香港分行
法國里昂信貸銀行，香港分行
中國工商銀行(亞洲)有限公司
荷蘭合作銀行，香港分行
渣打銀行

中國大陸：
中國農業銀行
中國銀行
北京市商業銀行
中國建設銀行
招商銀行
中國民生銀行有限公司
廣東發展銀行
中國工商銀行



本集團現時經營四大業務，分別為基建、消費品、旅遊及零售服務和科技。

基建部份包括管理及經營首都機場高速公路、深圳石觀公路的經營權及一間自來水廠之特許經營權。

消費品部份包括製造、分銷與銷售啤酒、葡萄酒、奶製品及加工肉類和海鮮產品。

旅遊及零售服務部份包括提供旅遊、零售及酒店服務。

科技部份則主要為本集團佔53.93%權益之北京發展（香港）有限公司（「北京發展」）、佔80%權益之北控高科技發展有限公司及佔40%權益之北京國際交換系統有限公司（「國際交換系統」）。國際交換系統為本集團與從事生產交換系統業務之西門子集團合作成立之合資公司。本集團亦已展開如智能卡、全球定位系統、磁懸浮列車、生化工程及地熱系統等數項科技項目。



- 京泰實業(集團)有限公司 — 50.37% → Beijing Enterprises Investments Limited
- 大部份為北京市政府所屬的其他機構 — 49.63% → Beijing Enterprises Investments Limited

Beijing Enterprises Investments Limited — 61.69% → 北京控股有限公司

公眾投資者 — 38.31% → 北京控股有限公司

北京控股有限公司

- 基建
  - 96% 首都機場高速公路
  - 53.08% 深圳石觀公路
  - 100% 自來水廠
- 消費品
  - 80% 燕京有限公司
    - 69.31% 燕京啤酒γ
  - 51% 葡萄酒廠
  - 95% 西餐食品
  - 74.77% 三元食品
    - 50% 北京麥當勞
      - 50% 廣東麥當勞
- 旅遊及零售服務
  - 50.13% 王府井百貨*
  - 40% 北京旅遊發展
  - 82% 長城飯店
  - 75% 假日酒店
  - 50.5% 建國飯店
  - 75% 八達嶺旅遊
  - 75% [illegible]旅遊
- 科技
  - 53.93% 北京發展(香港)有限公司#
  - 80% 北控高科技發展有限公司
  - 40% 北京國際交換系統有限公司
  - 各異 新科技計劃

* 在上海證券交易所獨立上市

γ 在深圳證券交易所獨立上市

\# 在香港聯合交易所有限公司獨立上市



成就

本公司已於二零零二年五月成功設立保薦第一級的美國預托存款證計劃，有效擴大本公司的投資者基礎，尤其是日後的美國機構投資者。

二零零二年十月，本集團成功重組旅遊業務，提高旅遊業務的持續增長。

二零零二年十月，北京燕京啤酒有限公司成功在中國證券市場發行本金總額人民幣7億元，每份面值人民幣100元的五年年期可換股債券。

中國證監會通過三元食品A股的上市聆訊，標誌三元食品上市的新里程。

財務狀況

	二零零二年終 百萬港元	二零零一年終 百萬港元
現金	**3,673**	4,072
短期貸款	**1,780**	2,856
長期貸款	**3,128**	1,837
負債淨額	**(1,235)**	(621)
淨負債資本比率	**16.8%**	8.8%
少數股東權益	**3,148**	3,174
資產淨值	**7,343**	7,105

資產淨值(千港元)


7,343,000
1997
1998
1999
2000
2001
2002

盈利

本年度營業額達70.1億港元，比去年攀升13%。

營業額(千港元)


1997
1998
1999
2000
2001
2002
7,011,698

本年度股東應佔純利達4.1億港元。

股東應佔純利（千港元）


*1997
1998
1999
2000
2001
2002
410,238

* *股東應佔純利不包括認購款項所賺取利息、被視為出售一間附屬公司之收益及一間聯營公司之增值稅及營業稅退款。*

每股盈利達0.66港元。

建議派付末期股息每股0.18港元，全年派息總額每股0.28港元。





胡昭廣

主席

本人欣然宣佈北京控股有限公司(「本公司」)及其附屬公司(「本集團」)截至二零零二年十二月三十一日止年度全年業績，綜合營業額升至70.1億港元，比去年增長13%。股東應佔純利為4.1億港元，每股盈利0.66港元。

本公司董事局(「董事局」)謹建議派付末期息每股0.18港元，二零零二年的派息總額為每股0.28港元。

雖然旗下大部份業務仍能於二零零二年力爭增長，但某些業務部份因受到市場低迷和國家政策調整等影響，令本集團整體的盈利水平大幅下滑。

二零零二年，面對困難局面，董事局和本公司管理層做了大量及卓有成效的工作去強化風險預警系統，對可能出現的風險即時進行嚴謹的評估及相關的持續監控。在努力提高盈利水平的同時，本集團繼續大力推進包括拓展、科技、重組的三大發展戰略。於年內，本集團不單在資本市場運作上並在制定、實施奧運行動規劃等方面都取得了重要進展。



關於拓展戰略的實施，本集團旗下大部分企業盈利平穩增長，企業實力不斷增強。三元食品、八達嶺旅遊、龍慶峽旅遊、北京北大維信生物科技有限公司的稅後利潤均表現出穩定增長，其中北控制水持續為本集團提供穩定的現金流入。

重組戰略按計劃得到重大推進。二零零二年十月北京旅遊發展有限公司在港成立，本集團的境外旅遊資源重組其後亦於香港完成。三元食品亦已加速實施其低成本的對外擴張，第一家合資企業於二零零三年四月在西澳洲亦已經正式成立投產。三元食品打算利用海內外的資源及市場，打造國際品牌，提升企業和產品的國際競爭力。

積極推進本集團在科技戰略上的實施，本集團的資訊科技旗艦北京發展得已健康發展。於二零零二年注入北京發展的電信通項目使資訊科技業務已初步成型，並成為本集團新利潤平台的重要支柱企業。

二零零三年全球經濟形勢存在極大的不確定性，但是從中國和北京市經濟發展趨勢看，仍將保持持續、快速、健康的發展勢頭。我們相信，二零零三年及未來幾年，本集團主要業務板塊仍然達致比較好發展機遇。

消費品板塊：中國加入世貿後，本集團的食品生產銷售環節及其相關行業的國產化程度較高，對比如關稅等貿易保護措施撤消的影響較小，受經濟波動的影響也較低。在奧運經濟的拉動作用下，市場需求還將不斷擴大。

基礎設施及高科技板塊：北京作為二零零八年奧運會主辦城市，近幾年北京市對基礎設施及高科技投資不斷加大，並將推動北京市空前的經濟增長。本集團正積極尋找關於建造「數字北京」，「科技奧運」的奧運機會。



旅遊及零售服務板塊：近年來的經濟發展和奧運會的臨近，國內旅游業不斷升溫，為建國飯店、八達嶺長城、龍慶峽旅遊和溫泉度假村等業務帶來巨大的市場機會。同時由於政府繼續實行擴大內需刺激消費的政策，國內的零售業市場將呈現穩定增長的趨勢。

二零零三年本集團在奧運項目投資將力爭突破，並通過積極尋找具有奧運內涵的基礎設施項目及探討最佳方式和切入點來參與奧運建設項目。本集團所屬企業也努力搶抓奧運商機，除本集團的企業積極爭取特許經營權和成為奧運專用產品指定經銷商外，本集團還通過承辦、贊助及參與各項奧運宣傳及旅游活動、開展工業，借奧運概念，創品牌效應，努力擴大企業知名度。

作為政府背景的紅籌公司，在緊抓北京經濟重要戰略機遇期，繼續本着為股東創造最大利益的宗旨，堅持積極穩妥的發展方針，不斷創造新的業績，回饋股民和各界朋友對我們的支持和厚望。

同時，我謹藉此機會，對董事局同事及本集團員工在年內的勤奮工作及忠誠服務，深表謝意！



主席

香港
二零零三年四月十五日



業務回顧

儘管中國的市況相當困難，但本集團大部份業務於二零零二年度在市場份額和營業收入上仍有實現增長。然而，本集團一間主要聯營公司 — 國際交換系統之業務狀況卻急轉直下，拖累股東應佔純利大幅下挫。二零零二年，中國電訊局重整固網業務，加上國內的固網市場供應過剩導致訂單放緩，國內的電話交換行業面臨前所未有之嚴峻考驗。本公司於截至二零零二年十二月三十一日止年度之綜合營業額達70.1億港元，比較去年增長約13%。股東應佔純利為4.1億港元，比較去年跌29%。

基建



首都機場高速公路

在年內，北京首都國際機場航空交通繁忙，帶動機場高速公路交通流量增長15%至3,390萬架次。首都機場高速公路之營業淨額比較去年增長5%達3.31億港元，除稅後溢利則上升1%達1.72億港元。新收費計劃在二零零二年九月一日起生效之後，影響了來自小型汽車之收入。然而，新收費計劃卻進一步刺激交通流量，上一季強勁的交通流量增長已經緩和收費下調之影響。



自來水廠特許權

二零零二年度，撇除特許經營權攤銷成本後之純利達1.40億港元（二零零一年：1.45億港元）。本項目繼續為本集團帶來穩定之現金流量。

消費品



啤酒

二零零二年度之銷量高達208萬噸，比較去年增加接近26%。在本年度收購燕京啤酒（濟泉）股份有限公司的主要帶動下，營業淨額攀升20%至24.2億港元。由於市場競爭異常劇烈，增加了廣告和市場推廣開支，再加上山東省兩家啤酒廠的單一次撥備，令除稅後純利減少14%至1.63億港元。



本公司之A股上市附屬公司 — 燕京啤酒已經完成在內地市場發行人民幣7億元之可換股債券。發行債券所得之款項用作提升現有生產設施和收購更多地區的啤酒廠，例如桂林的燕京啤酒(漓泉)股份有限公司和福建燕京啤酒有限公司。

奶製品及快餐食品



三元食品之銷量在二零零二年實現理想增長。營業淨額增長11%至10.5億港元。除稅後純利比較二零零一年躍升40%至9,400萬港元。由於原奶價格調低，令毛利率取得明顯改善，加上出售若干投資所變現的溢利，提高了溢利增長。



截至二零零二年底，北京麥當勞和廣東麥當勞之專營餐廳總數分別增至88間及61間。本集團透過在不同地點擴充餐廳數目，落實了有規模的經濟效益。

服務

旅遊服務

二零零二年，八達嶺長城的旅客人數達406萬人次，比去年增長10%。八達嶺旅遊之營業淨額及除稅後溢利分別約達9,100萬港元及1,630萬港元。八達嶺旅遊之收入確認基準已經改為只記門票收入的40%，相應地減低了收入及相關之成本。二零零二年度之純利因為所得稅稅率調高至33%而備受影響。



二零零二年，龍慶峽的旅客人數增長15%至74.6萬人次。龍慶峽旅遊點之營業淨額比較去年增長18%，除稅後純利則飆升156%至660萬港元。



酒店服務

建國飯店在二零零二年度之平均入住率上升4%至79%，營業淨額保持平穩，維持在1.08億港元的水平。除稅後純利微跌至810萬港元。由於北京市內高檔酒店供過於求，所以酒店房租仍然受壓。



零售服務

王府井百貨(集團)股份有限公司(「王府井集團」)之營業淨額溫和增長1%至20.3億港元。由於投資收入減少，以及物業發展業務的變現出現虧損，王府井集團截至二零零二年十二月三十一日止年度的除稅後純利只約有410萬港元。王府井集團正積極出售一些非核心資產，計劃所得款項將用於減低負債及擴展全國大型連鎖百貨店。

科技業務



國際交換系統(一間聯營公司)

國際交換系統在本年度之營業淨額下跌達62%，除稅後純利亦下滑78%至8,900萬港元。行業表現整體逆轉主要是中國電訊局重整固網業務所致。而且國內的固網市場供應過剩，也導致訂單放緩。盡管業務放緩，國際交換系統的應收帳餘額大幅下降接近50%，緩解了資金壓力及壞帳風險。



北京發展(香港)有限公司
Beijing Development (Hong Kong) Limited

其他科技業務

北京發展(香港)有限公司(「北京發展」)，本集團的資訊科技旗艦，二零零二年錄得巨大的營業收入增長，尤其在資訊科技方面，北京發展在北京市的教育資訊科技範疇已建立一個強勢和穩固的市場地位，並會繼續專注向北京中、小學提供資訊科技解決方案及向北京企業提供網絡和通訊服務。



本集團已經增加一家合營企業 — 北京恒有源科技發展有限公司的投資，該公司擁有獨家專利權，可利用地熱作為能源供住宅使用。北京市現時已有許多樓宇裝設地熱系統，維持室溫。

資本及財務狀況

於二零零二年十二月三十一日，股東權益增至約73億港元，少數股東權益則約為31.5億港元。於結算日，貸款淨額（貸款總額減去所持現金及銀行存款）約為12.35億港元，淨負債對資本比率約為17%。銀行貸款主要以人民幣為結算單位，餘下35%則為美元貸款。



執行董事

胡昭廣，現年64歲，為本公司及本公司之母公司京泰實業(集團)有限公司(「京泰集團」)的主席。彼於一九六四年在中國清華大學畢業，及於瑞典完成一管理課程。胡先生亦擔任清華大學兼職教授。自一九九三年二月至一九九八年一月，胡先生為北京市政府副市長，負責北京科學技術發展及教育事務。於一九八八年至一九九三年，胡先生為北京新技術開發區辦公室主任，並為北京海淀區政府的區長。胡先生在經濟、財務及企業管理方面積逾32年經驗。胡先生於一九九七年四月加入本集團。

衣錫群，現年56歲，為本公司副主席及京泰集團副董事長兼總經理。彼於一九七五年畢業於北京化工學院。其後又於清華大學完成經濟管理工程學業，獲研究生學歷。一九八六年至一九八七年，衣先生曾主持北京市人民政府經濟體制改革辦公室工作。一九八七年至一九九一年出任北京市西城區區長。自一九九一年起，彼先後擔任北京市市長助理，同時兼任北京市對外經濟貿易委員會主任，北京市經濟技術開發區管委會主任。在宏觀及微觀經濟管理方面具有較深學識和豐富經驗。衣先生於一九九九年十二月加入本集團。

熊大新，現年53歲，為本公司執行副主席兼總裁。彼於一九八二年畢業於首都經貿大學經濟學系，并獲得高級經濟師職稱。熊先生自一九九四年五月至二零零零年二月擔任北京市政府副秘書長，負責協調北京市金融和綜合經濟事務。同時，於一九九四年至一九九八年兼任北京市法制辦公室主任，並在一九九八年至二零零零年二月期間兼任北京市政府辦公廳主任一職。於一九八九年至一九九二年，熊先生曾擔任北京市石景山區副區長；並於一九九二年至一九九四年期間擔任北京市商業委員會副主任一職。熊先生在經濟及企業管理方面積逾21年豐富經驗。熊先生於二零零零年二月加入本集團。

郭迎明，現年59歲，為本公司執行董事。彼於一九六七年畢業於北京外貿學院。自一九八九年二月起，郭先生曾擔任京泰集團之總經理、副主席和主席職務。在此之前，於一九八五年至一九八八年，郭先生曾擔任於美國的北京市政府窗口公司美國中國物產有限公司的主席及總經理。郭先生於國際經濟、外貿及企業管理積逾28年經驗。郭先生於一九九七年四月至二零零零年二月出任本公司副主席兼總裁，後於二零零二年十二月重投本集團。



白金榮，現年53歲，為本公司執行董事兼常務副總裁。彼於一九八五年畢業於北京師範大學。一九九二年至一九九七年期間，白先生亦為北京市經濟體制改革委員會副主任。一九八三年至一九九二年期間，白先生曾擔任北京化工集團政策研究室副主任和主任的職務。白先生在經濟、財務及企業管理方面積逾28年經驗。白先生於一九九七年四月加入本集團。

劉凱，現年49歲，為本公司執行董事、副總裁，兼任北京控股投資管理有限公司總經理并主要負責其管理工作。彼於一九七九年畢業於清華大學機械系，其後又於國家行政學院修讀國民經濟管理專業，獲取研究生文憑。劉先生先後於北京市交通運輸局、北京市交通運輸總公司出任高層管理職務，并於經濟、企業管理方面積逾23年經驗。劉先生於二零零一年一月加入本集團。

邢春華，現年68歲，為本公司的執行董事。彼於一九六四年在中國人民大學畢業。自一九八四年以來，彼為三元集團公司的副總經理和總經理。一九八二年至一九八四年期間，彼曾任中國房山縣最高行政長官一職。自一九九七年三月十三日起，彼出任三元食品之董事長。彼於經濟、農業及企業管理方面積逾43年經驗。邢先生於一九九七年四月加入本集團。

鄭萬河，現年51歲，為本公司的執行董事。彼於一九八三年在北京經濟學院畢業。自一九八四年十一月起，彼擔任北京王府井百貨大樓副總經理等職務，後為王府井百貨集團的副主席兼總經理。彼於經濟、零售業及企業管理方面積逾13年經驗。鄭先生現為中國青年企業家協會的副會長及中國商業聯合會常務理事。鄭先生於一九九七年四月加入本集團。

魏恩鴻，現年66歲，為本公司的執行董事。彼於一九五九年在北京郵電學院畢業。自一九九六年起，彼為北京國際交換系統有限公司的主席。一九八三年至一九九六年期間，彼曾先後出任中國黑龍江省郵電管理局的副局長及中國河北省郵電管理局的局長。彼於郵電業及管理方面積逾38年經驗。魏先生於一九九七年四月加入本集團。

李福成，現年48歲，為本公司的執行董事。自一九八三年起，彼曾任燕京啤酒廠的副書記及書記等職務，並為燕京集團的主席和總經理。李先生於釀酒業積逾23年經驗。李先生於一九九七年四月加入本集團。



畢玉璽，現年54歲，為本公司執行董事。彼畢業於北京農業大學經濟管理系，獲學士學位，並得高級經濟師職稱。畢先生曾任北京市交通局常務副局長，現為北京市首都公路發展有限責任公司董事長，并於公路建設與企業管理方面積逾35年經驗。畢先生於二零零零年八月加入本集團。

李滿，現年45歲，為本公司執行董事。彼先後畢業於北京師範學院哲學系及北京工業大學經濟學系。自一九九六年起，彼為北京延慶縣行政學院常務副院長及北京科技大學延慶分校常務副校長。李先生現為八達嶺特區辦事處主任，八達嶺旅遊總公司總經理、八達嶺旅遊發展有限公司總經理。彼於企業管理、酒店管理和旅遊發展方面積逾多年經驗。李先生於二零零一年八月加入本集團。

李中根，現年51歲，為本公司的執行董事。彼於一九七七年畢業於北京第二外語學院。自一九九四年十月以來，彼出任北京旅遊集團有限責任公司董事、副總經理。在此之前，於一九八七年四月至一九九四年十月期間內，彼曾擔任多個職務 — 建國飯店總經理、北京市旅遊局國有資產管理處處長、北京旅遊局局長助理副局長、北京旅遊公司和北京酒店管理公司總經理。李先生在財務、旅遊發展和酒店管理方面積逾23年經驗。李先生於一九九七年四月加入本集團。



獨立非執行董事

劉漢銓，現年55歲，彼擁有倫敦大學法律學士學位，是香港最高法院律師、中國司法部委托公證人、國際公證人、香港立法會議員、中國人民政治協商會議全國委員會委員、香港特別行政區（「香港特區」）首屆政府推選委員會成員及非官守太平紳士。彼曾於一九九二年至一九九三年間出任香港律師會會長。劉先生曾任香港特區籌備委員會成員及臨時立法會議員。劉先生於一九九七年四月加入本集團。

李東海博士 GBS, 太平紳士，現年81歲，為香港東泰公司集團主席及多家上市公司之董事或非執行董事，並為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席、中華海外聯誼會副會長等多個公職委員會成員及社團首長。現為中國人民政治協商會議全國委員會常務委員，並曾任國務院港澳事務辦公室及新華社香港分社港事顧問，以及香港特別行政區籌備委員會委員，中華人民共和國香港特別行政區第一屆政府推選委員會委員。李氏曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、及比利時里奧普二世司令勳銜，一九九九年獲中華人民共和國香港特別行政區政府頒授金紫荊星章榮譽。李氏在商業管理方面積逾43年豐富經驗。

王憲章，現年61歲，一九六五年畢業於中國東北財經大學。彼由一九七零年起從事保險事業，曾任中國人民保險公司（「中保公司」）大連市分公司副總經理、遼寧省分公司總經理。一九八六年至一九九五年，擔任中保公司副董事長兼副總經理。一九九六年至今，擔任中國人民保險（集團）公司副董事長兼副總經理。一九九三年建立香港中保集團，自此兼任香港中國保險（集團）有限公司副董事長兼總經理。王先生亦為香港民安保險有限公司、中國再保險（香港）有限公司、中保永興國際（集團）有限公司的董事長，以及中國銀行、嘉華銀行有限公司、鵬利保險（百慕達）有限公司等多家金融保險機構的董事。王先生於一九九七年四月加入本集團。

非執行董事

方方，現年37歲，現為 J.P. 摩根證券亞洲私人有限公司之董事。方先生曾為本公司副總裁，專責處理企業融資、法律及企業傳訊等工作。方先生於中國清華大學畢業並取得信息管理系統學士學位後，赴美國 Vanderbilt 大學取得工商管理碩士學位。在加入本公司之前，方先生曾於紐約及香港之美林證券公司及海裕金融集團任職，負責企業融資工作及顧問服務。方先生對於國內企業的重組和融資有相當豐富的經驗。方先生現時擔任本集團主席顧問。



高級管理人員

鄧其，現年49歲，為本公司副總裁，專責處理企業融資，法律及企業傳訊等工作。彼於一九七七年畢業於北京外語學院，其後又於一九八三年在瑞士洛桑大學取得管理研究生文憑。鄧先生在銀行，企業融資，證券及企業管理方面擁有超過18年的工作經驗。在加入公司之前，鄧先生曾於中國國際信託投資公司，法國東方匯里亞洲有限公司，荷蘭商業銀行，華夏證券等機構任職。鄧先生於二零零一年一月加入本集團。

鄂萌，現年45歲，為本公司副總裁。鄂先生畢業於中國科技大學並獲該校工學碩士學位。鄂先生是中國高級會計師，並具有中國註冊會計師，註冊資產評估師、註冊房地產估價師和註冊稅務師資格。從一九八八年至一九九八年鄂先生出任北京市新技術產業開發實驗區副主任，並兼任財政審計所所長、投資經營公司總經理、北京天平會計師事務所主任會計師及海淀區國有資產管理局副局長。鄂先生於經濟、財務和企業管理方面積逾18年的經驗。鄂先生於一九九七年十一月加入本集團。

劉志明，現年43歲，為本公司的副總裁。劉先生於一九八三年畢業於北京大學，獲頒發經濟學學士銜。於一九八七年至一九九六年間，劉先生曾任京泰集團投資發展部的副經理及經理，並於一九九六年六月至一九九七年一月間出任北京國際建設集團總公司對外經濟部經理。劉先生在經濟、財務和企業管理方面積逾18年經驗。劉先生於一九九七年四月加入本集團。

譚振輝，現年41歲，為本公司財務總監兼公司秘書。譚先生畢業於香港理工大學，持有會計文學士學位，為特許金融分析師(「CFA」)成員及香港會計師公會的會員。譚先生曾於主要國際性會計師行任職，於核數及公司顧問服務方面積逾13年經驗。譚先生曾參與不同行業的上市及審計工作，包括電子、家電、運動鞋製造、銀行、保險、證券及物業發展等。譚先生於一九九七年四月加入本集團。

毛祥東，現年35歲，為本公司技術總監，參與公司戰略發展規劃制定和高科技投資領域技術審定工作。毛先生於一九九八年取得博士學位之後，繼續在清華大學計算機科學與技術系完成了博士後研究工作。在加入本公司之前，毛博士有過從事高科技領域投資的工作經驗，同時，在中國大陸作為國家高技術發展八六三計劃資訊領域重點項目的負責人，兩年來，組織管理過數個資訊產品的研究開發和產業化工作，是IEEE會員。毛博士於二零零一年一月加入本集團。



董事局謹提呈本公司與本集團截至二零零二年十二月三十一日止年度之董事局報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股，而其主要附屬公司之主要業務詳情載於財務報表附註17。本集團除向一間共同控制公司轉讓本集團絕大部份之酒店及旅遊業務（詳情載於財務報表附註45(w)內）以外，本集團主要業務之性質於年內並無重大改變。

業績及股息

本集團截至二零零二年十二月三十一日止年度之溢利和本公司與本集團於該日之財務狀況載於第27頁至第111頁的財務報表。

本公司已於二零零二年十月二十一日支付每股普通股0.10港元的中期股息。董事局建議向於二零零三年六月二十日名列股東名冊之股東支付本年度末期股息每股普通股0.18港元。是項建議已經在資產負債表股本及儲備內列為分配保留溢利處理。

財務資料概要

本集團過去五個財政年度之已刊發業績與資產及負債之概要載於第112頁。此概要摘錄自本公司之年報及經審核財務報表，但不屬於經審核財務報表之一部份。

固定資產與投資及酒店物業

本公司與本集團固定資產與投資及酒店物業於本年度之變動詳情載於財務報表附註14。本集團之投資及酒店物業之詳情載於第113頁。

購股權

本公司之購股權於年內變動之詳情及原因載於財務報表附註38內。

購買、贖回或出售本公司之上市證券

本公司或其任何附屬公司於本年度內並無購買、贖回或出售本公司任何上市證券。

儲備

本公司與本集團之儲備於年內變動之詳情分別載於財務報表附註39(b)及綜合股東權益變動表內。



可供分派儲備

於二零零二年十二月三十一日，按照公司條例第79B條之規定計算，本公司可供分派之儲備達557,369,000港元，已建議宣派其中112,050,000港元作為本年度末期股息。此外，本公司達4,839,497,000港元之股份溢價賬可利用繳足紅股之方式分派。

主要客戶及主要供應商

於回顧年內，本集團向五大客戶作出之銷售及向五大供應商作出之採購分別佔本集團之營業額及總採購額少於30%。

董事

本公司於本年度之董事如下：

執行董事：

胡昭廣先生*（主席）*
衣錫群先生*（副主席）*
熊大新先生*（執行副主席兼總裁）*
白金榮先生*（執行副總裁）*　　（於二零零二年十二月二十三日辭任）
郭迎明先生　　（於二零零二年十二月二十三日獲委任）
劉　凱先生*（副總裁）*
邢春華先生
鄭萬河先生
魏恩鴻先生
李福成先生
畢玉璽先生
李　滿先生
李中根先生

非執行董事：

方　方先生

獨立非執行董事：

劉漢銓先生
李東海先生
王憲章先生

根據本公司之公司組織章程細則第96條及105(A)條，衣錫群先生、熊大新先生、郭迎明先生、劉漢銓先生、李東海先生與王憲章先生諸位將會退任，並有資格在即將舉行之股東週年大會上膺選連任。



董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之履歷詳情載於本年報第15頁至第19頁。

董事之服務合約

除劉凱先生及郭迎明先生外，其餘各擬於即將舉行之股東週年大會膺選連任之執行董事均與本公司訂有服務合約，該等合約於二零零二年十二月三十一日時尚餘五個月屆滿。劉凱先生已與本公司訂立服務協議，由二零零一年一月十五日起計為期三年，郭迎明先生並無為出任本公司董事而與本公司訂立任何服務合約。

除上文披露者外，所有擬於即將舉行之股東週年大會膺選連任之董事概無與本公司訂有本公司不可於一年內免付補償（法定補償除外）而終止之服務合約。

董事於合約之權益

年內，於本公司、其任何控股公司、附屬公司或同系附屬公司訂立之任何重大合約中，董事概無擁有實益權益。

董事於股份之權益

於二零零二年十二月三十一日，按照本公司依據證券（披露權益）條例（「披露權益條例」）第29條所存置之名冊所記錄，董事及其聯繫人擁有以下本公司及其相聯法團已發行股本之權益：

董事姓名	相聯法團名稱	權益性質	持有之股份數目
鄭萬河	北京王府井百貨（集團）股份有限公司	個人	45,738
李福成	北京燕京啤酒股份有限公司	個人	18,720

除上文披露者外，董事或其聯繫人於本公司或其任何相聯法團（定義見披露權益條例）之證券中，概無擁有已記錄在本公司根據披露權益條例第29條所存置名冊上或依據上市公司董事之證券交易標準守則需通知本公司及香港聯合交易所有限公司（「聯交所」）之個人、家族、公司或其他權益。



董事購入股份或債券之權利

除財務報表附註38的購股權計劃所披露者外，於年內概無向任何董事或彼等各自之配偶或其未滿十八歲之子女授出可藉收購本公司股份或債券獲取利益之權利，彼等於年內亦無行使任何此等權利。本公司、其任何控股公司、附屬公司或同系附屬公司於年內概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等權利。

購股權計劃

由於本年度採納了會計實務準則第34號「僱員福利」，本公司購股權計劃之大部份詳情現已載於財務報表附註38內。

有關本公司之附屬公司 — 北京發展(香港)有限公司於年內向本公司董事授出之購股權，詳情載於財務報表附註38內，董事認為披露獲授購股權之理論價值並不適合。

主要股東

於二零零二年十二月三十一日，下列佔本公司股本10%或以上之權益須記錄在本公司依據披露權益條例第16(1)條所存置之權益冊內：

名稱	持有之股份數目	佔本公司已發行股本之百分比
Modern Orient Limited	90,050,000	14.47
Beijing Enterprises Investments Limited *(附註a)*	384,000,000	61.69
京泰實業(集團)有限公司 *(附註b)*	391,577,000	62.90

附註：

(a) 所披露之權益包括由 Modern Orient Limited 擁有之股份。Modern Orient Limited 由 Beijing Enterprises Investments Limited 直接持有100%權益，因此，Beijing Enterprises Investments Limited 被視為擁有 Modern Orient Limited 所擁有股份之權益。

(b) 所披露之權益包括由 Beijing Enterprises Investments Limited 及 Modern Orient Limited 擁有之股份。Modern Orient Limited 之控股公司 Beijing Enterprises Investments Limited 為一間由京泰實業(集團)有限公司間接持有50.37%權益之公司，因此，京泰實業(集團)有限公司被視為擁有 Beijing Enterprises Investments Limited 及 Modern Orient Limited 所擁有股份之權益。

除上文披露者外，概無任何人士登記擁有須根據披露權益條例第16(1)條記錄之本公司股本權益。



關連交易

二零零一年，本公司與 Beijing Enterprises (Dairy) Limited 共同向本公司的非全資附屬公司北京三元食品股份有限公司(「三元」)作出多筆合共人民幣215,946,000元的墊款，作為三元的一般營運資金。該等墊款年息5.85厘，已於年內悉數償還。本集團在本年度因該等墊款向三元收取之利息合共人民幣5,868,000元(二零零一年：人民幣10,204,000元)。

本集團於年內進行之其他關連交易載於財務報表附註34、41及45。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等關連交易乃(i)於本集團之日常業務中按一般商業條款，或按對本公司股東而言乃屬公平合理之條款進行；(ii)根據監管該等交易之協議條款進行；及(iii)在聯交所就關連交易授出之豁免函件所載之規限範圍內。

結算日後事項

本集團結算日後之重大事項詳情載於財務報表附註44。

規定控權股東必須履行特別責任之貸款協議

按照聯交所證券上市規則(「上市規則」)第十九項應用指引第3.7.1段之披露規定，本年報披露有關本公司銀團貸款融資詳情。該項貸款載有若干條件，規定本公司之控股公司必須履行特別責任。

本公司於二零零一年取得一筆達1.8億美元之五年期銀團貸款。該項貸款協議載有若干條件，規定本公司之控股公司必須履行特別責任，若發生下列任何事項，即構成該筆貸款之不履約情況：

1. 倘本公司全部已發行股本50%以上之實益權益不再由中國北京市人民政府控制之人士或實體擁有；或

2. 倘本公司之任何控股公司於債項到期時停止或暫停向其一般債權人支付款項，或無法或承認無能力支付其到期債項，或宣佈或終告破產或無力償債。



最佳應用守則

董事局認為，本公司於年報所涵蓋之會計期間內一直遵守上市規則附錄14所載之最佳應用守則(「應用守則」)，惟本公司之獨立非執行董事並非按應用守則第7段之規定按特定年期委任，而是根據本公司之公司組織章程細則輪值告退。

審核委員會

本公司已按照應用守則之規定成立審核委員會，審閱本集團之財務申報程序以及內部監控，並提供此方面之意見，審核委員會由本公司兩位獨立非執行董事組成。

核數師

安永會計師事務所任滿告退，而本公司將於即將舉行之股東週年大會上提呈續聘其為本公司核數師之決議案。

代表董事局



主席

香港
二零零三年四月十五日





ERNST & YOUNG
安永會計師事務所

致**北京控股有限公司**股東
(於香港註冊成立之有限公司)

本核數師行(以下簡稱「我們」)已完成審核載於第27頁至第111頁按照香港公認會計原則編製之財務報表。

董事及核數師各自之責任

公司條例規定董事須負責編製真實與公平之財務報表。在編製真實及公平之財務報表時,董事必須選擇及貫徹採用合適之會計政策。我們的責任是根據我們審核工作之結果,對該等財務報表表達獨立之意見,並向股東作出報告。

意見之基礎

我們是按照香港會計師公會頒佈之核數準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證,亦包括評估董事於編製該等財務報表時所作之重大估計和判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況,及是否貫徹應用並足夠地披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需之資料及解釋為目標,使我們能獲得充分之憑證,就該等財務報表是否存有重要錯誤陳述,作出合理之確定。在表達意見時,我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信,我們之審核工作已為下列意見建立了合理之基礎。

意見

我們認為,該等財務報表真實與公平地反映 貴公司及 貴集團於二零零二年十二月三十一日之財務狀況及 貴集團截至該日止年度之溢利和現金流量情況,並已遵照公司條例妥善編製。

安永會計師事務所
執業會計師

香港
二零零三年四月十五日



綜合損益表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	5	**7,011,698**	6,227,282
銷售成本		**(4,936,713)**	(4,416,035)
毛利		**2,074,985**	1,811,247
利息收入		**73,908**	140,606
其他收入及收益淨額	5	**256,220**	242,972
銷售及分銷成本		**(643,061)**	(486,602)
行政費用		**(732,940)**	(651,469)
其他經營費用淨額		**(122,236)**	(113,661)
投資及酒店物業之重估盈餘／(虧絀)淨額		**(2,070)**	764
經營業務溢利	6	**904,806**	943,857
財務成本	7	**(219,898)**	(251,416)
佔下列公司盈虧：			
共同控制公司		**15,557**	7,980
聯營公司		**50,674**	201,471
收購共同控制公司產生的商譽之攤銷	18	**(4,699)**	(681)
除税前溢利		**746,440**	901,211
税項	10	**(227,049)**	(167,736)
未計少數股東權益之溢利		**519,391**	733,475
少數股東權益		**(109,153)**	(155,947)
股東應佔日常業務純利	11	**410,238**	577,528
股息	12		
中期股息		**62,250**	62,250
建議派發末期股息		**112,050**	112,050
		174,300	174,300
每股盈利 — 基本	13	**0.66港元**	0.93港元



綜合資產負債表

二零零二年十二月三十一日

	附註	**二零零二年** **千港元**	二零零一年 千港元
非流動資產			
固定資產	14	**7,000,646**	6,981,751
無形資產	15	**1,754,583**	1,271,756
商譽：	16		
商譽		**155,299**	126,488
負商譽		**(14,894)**	(46,348)
共同控制公司權益	18	**1,047,996**	595,452
聯營公司權益	19	**403,356**	592,841
發展中物業	24	**121,802**	141,303
長期其他應收款項	27	**—**	6,998
長期預付款項及按金		**6,607**	9,290
有抵押銀行存款及定期存款	20	**9,901**	10,852
長期投資	21	**350,129**	304,486
		10,835,425	9,994,869
流動資產			
短期投資	22	**47,282**	44,820
持作出售之物業	23	**410,169**	596,219
發展中物業	24	**174,735**	—
存貨	25	**971,808**	942,968
應收賬項	26	**571,839**	492,980
可收回税項		**16,394**	38,140
其他應收款項	27	**673,705**	482,402
有抵押銀行存款及定期存款	20	**62,854**	29,719
現金及現金等價物	29	**3,600,283**	4,031,709
		6,529,069	6,658,957
流動負債			
應付賬項	30	**632,852**	405,360
應繳税項	31	**241,419**	194,615
其他應付款項及應計負債	32	**1,006,930**	1,034,416
銀行及其他借貸	33	**1,779,889**	2,856,435
		3,661,090	4,490,826
流動資產淨值		**2,867,979**	2,168,131
資產總值減流動負債		**13,703,404**	12,163,000



二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動負債			
可換股債券	34	**659,444**	—
銀行及其他借貸	33	**2,468,450**	1,837,413
其他長期負債	35	**63,296**	28,004
遞延稅項	36	**21,507**	18,558
		3,212,697	1,883,975
少數股東權益		**3,147,707**	3,174,397
		7,343,000	7,104,628
股本及儲備			
已發行股本	37	**62,250**	62,250
儲備	39(a)	**7,168,700**	6,930,328
建議派發末期股息	12	**112,050**	112,050
		7,343,000	7,104,628

董事
胡昭廣

董事
熊大新



綜合股東權益變動表

截至二零零二年十二月三十一日止年度

	附註	已發行股本 千港元	股份溢價賬 千港元	資本儲備 千港元	酒店物業重估儲備 千港元	滙兌波動儲備 千港元	中國儲備金 千港元	保留溢利 千港元	建議派發末期股息 千港元	總額 千港元
於二零零一年一月一日		62,250	4,839,497	195,779	—	35,583	272,702	1,101,802	93,375	6,600,988
重估盈餘淨額		—	—	—	2,051	—	—	—	—	2,051
滙兌調整		—	—	—	—	(276)	—	—	—	(276)
未在損益表確認之收益及虧損淨額		—	—	—	2,051	(276)	—	—	—	1,775
出售一間附屬公司及一間共同控制公司部分權益所變現之商譽		—	—	79,962	—	—	—	—	—	79,962
被視作出售附屬公司		—	—	—	—	(28)	—	28	—	—
出售一間附屬公司之部分權益		—	—	7,622	—	(616)	—	(7,006)	—	—
出售附屬公司		—	—	—	—	—	(445)	445	—	—
本年度純利		—	—	—	—	—	—	577,528	—	577,528
宣派二零零零年末期股息		—	—	—	—	—	—	—	(93,375)	(93,375)
二零零一年中期股息	12	—	—	—	—	—	—	(62,250)	—	(62,250)
建議派發二零零一年末期股息	12	—	—	—	—	—	—	(112,050)	112,050	—
轉撥往儲備	39(a)(iii)	—	—	2,876	—	—	141,702	(144,578)	—	—
一間附屬公司之儲備撥充資本		—	—	16,912	—	—	(13,184)	(3,728)	—	—
於二零零一年十二月三十一日及於二零零二年一月一日		62,250	4,839,497	303,151	2,051	34,663	400,775	1,350,191	112,050	7,104,628
重估盈餘淨額		—	—	—	2,513	—	—	—	—	2,513
滙兌調整		—	—	—	—	(79)	—	—	—	(79)
未在損益表確認之收益及虧損淨額		—	—	—	2,513	(79)	—	—	—	2,434
本年度純利		—	—	—	—	—	—	410,238	—	410,238
宣派二零零一年末期股息		—	—	—	—	—	—	—	(112,050)	(112,050)
二零零二年中期股息	12	—	—	—	—	—	—	(62,250)	—	(62,250)
建議派發二零零二年末期股息	12	—	—	—	—	—	—	(112,050)	112,050	—
轉撥往儲備	39(a)(iii)	—	—	1,338	—	—	94,917	(96,255)	—	—
一間附屬公司之儲備撥充資本		—	—	2,484	—	—	(10,953)	8,469	—	—
於二零零二年十二月三十一日		62,250	4,839,497*	306,973*	4,564*	34,584*	484,739*	1,498,343*	112,050	7,343,000

* 此等儲備包括綜合資產負債表中之綜合儲備7,168,700,000港元（二零零一年：6,930,328,000港元）。



綜合股東權益變動表（續）

截至二零零二年十二月三十一日止年度

	已發行股本	股份溢價賬	資本儲備	酒店物業重估儲備	滙兑波動儲備	中國儲備金	保留溢利	建議派發末期股息	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
由下列公司保留之儲備：									
本公司及附屬公司	62,250	4,839,497	425,141	—	27,836	394,988	1,415,045	112,050	7,276,807
共同控制公司	—	—	(118,168)	4,564	4,138	2,925	(39,513)	—	(146,054)
聯營公司	—	—	—	—	2,610	86,826	122,811	—	212,247
於二零零二年十二月三十一日	62,250	4,839,497	306,973	4,564	34,584	484,739	1,498,343	112,050	7,343,000
由下列公司保留之儲備：									
本公司及附屬公司	62,250	4,839,497	303,151	2,051	30,450	344,538	1,328,274	112,050	7,022,261
共同控制公司	—	—	—	—	1,595	—	(60,781)	—	(59,186)
聯營公司	—	—	—	—	2,618	56,237	82,698	—	141,553
於二零零一年十二月三十一日	62,250	4,839,497	303,151	2,051	34,663	400,775	1,350,191	112,050	7,104,628



	附註	二零零二年 千港元	二零零一年 千港元 （重新列賬）
經營業務之現金流量			
除税前溢利		**746,440**	901,211
調整：			
財務成本	7	**219,898**	251,416
佔共同控制公司及聯營公司盈虧		**(66,231)**	(209,451)
投資及酒店物業之重估（盈餘）／虧絀淨額		**2,070**	(764)
折舊	6	**462,791**	429,471
特許經營權攤銷	6	**89,982**	72,055
信息管理系統攤銷	6	**1,887**	315
商譽攤銷	6, 18	**18,144**	3,662
確認為收入之負商譽	6	**(37,318)**	(35,118)
重估短期投資之未變現（收益）／虧損淨額	6	**10,100**	(6,203)
出售固定資產之（收益）／虧損淨額	6	**(2,182)**	2,295
固定資產之減值	6	**5,078**	9,275
長期投資之減值	6	**45,712**	5,000
利息收入		**(73,908)**	(140,606)
投資收入	5, 6	**(34,782)**	(12,139)
出售附屬公司之收益	5	**(2,561)**	(35,504)
被視作出售附屬公司權益之收益	5	—	(1,510)
出售一間附屬公司部份權益之收益	5	—	(3,271)
出售長期投資之收益	5	**(8,092)**	(5,764)
出售短期投資之收益	5	**(2,509)**	(46,478)
營運資金變動前之經營溢利		**1,374,519**	1,177,892
出售短期投資所得款項		**21,933**	386,223
購入短期投資		**(31,985)**	(51,578)
長期預付款項及按金減少		**2,683**	13,902
持作出售之物業減少／（增加）		**186,150**	(2,857)
發展中物業減少／（增加）		**(155,210)**	63,573
存貨增加		**(41,757)**	(168,780)
應收賬項增加		**(67,771)**	(80,999)
可收回税項減少／（增加）		**21,752**	(13,275)
其他應收款項增加		**(191,927)**	(8,065)
應付賬項增加		**163,560**	44,989
其他應繳税項增加／（減少）		**11,830**	(45,572)
其他應付款項及應計負債增加／（減少）		**3,506**	(25,875)
其他長期負債增加／（減少）		**15,215**	(11,983)
經營業務產生之現金		**1,312,498**	1,277,595
已收聯營公司派發之股息		**151,365**	164,448
已繳香港利得税		**(1,251)**	(1,201)
已繳中國大陸所得税		**(193,480)**	(94,218)
已繳海外所得税		**(240)**	(1,687)
經營業務之現金流入淨額		**1,268,892**	1,344,937



截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元 (重新列賬)
投資業務之現金流量			
購買固定資產		**(776,510)**	(575,392)
出售固定資產所得款項		**80,129**	28,414
購買無形資產		**(11,130)**	—
收購附屬公司	40(b)	**(394,711)**	(13,720)
收購少數股東權益		—	(101,506)
收購及增加共同控制公司及聯營公司投資		**(103,651)**	(200,708)
應收/應付共同控制公司及聯營公司款項及給予之貸款減少/(增加)淨額		**145,753**	(160,625)
於收購時三個月以後到期的定期存款之增加		**(528,729)**	(210,530)
有抵押銀行存款及定期存款之減少/(增加)		**(32,178)**	28,923
出售長期投資所得款項		**36,240**	47,427
購入長期投資		**(98,530)**	(45,765)
出售附屬公司	40(c)	**(126,107)**	(31,265)
出售附屬公司之部份權益所得款項		—	89,739
出售一間共同控制公司		—	92,780
已收利息		**73,908**	140,606
已收投資收入		**34,782**	12,139
投資業務之現金流出淨額		**(1,700,734)**	(899,483)
融資活動之現金流量			
少數股東繳入之股本		**61,402**	47,693
新可換股債券		**659,444**	—
新增貸款		**3,060,937**	4,503,929
償還貸款		**(3,813,245)**	(4,385,791)
已付利息		**(219,898)**	(251,821)
付予少數股東之股息		**(91,456)**	(80,441)
已付股息		**(174,300)**	(155,625)
融資活動之現金流出淨額		**(517,116)**	(322,056)
現金及現金等價物增加/(減少)淨額		**(948,958)**	123,398
年初之現金及現金等價物		**3,709,437**	3,586,219
滙率變動之影響淨額		**287**	(180)
年終之現金及現金等價物		**2,760,766**	3,709,437
現金及現金等價物結餘之分析			
現金及銀行存款	20, 29	**1,985,030**	1,858,537
於收購時三個月以內到期之無抵押定期存款	20, 29	**775,736**	1,862,384
銀行透支額	33	—	(11,484)
		2,760,766	3,709,437



[illegible]

二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
固定資產	14	**174,306**	185,437
附屬公司權益	17	**5,690,321**	5,818,455
共同控制公司權益	18	**28,286**	—
聯營公司權益	19	**141,742**	256,536
長期預付款項及按金		**6,607**	9,290
長期投資	21	**84,676**	87,176
		6,125,938	6,356,894
流動資產			
短期投資	22	**38,855**	29,645
應收賬項	26	**1,872**	17,598
可收回稅項		—	3,289
其他應收款項	27	**45,422**	13,020
現金及現金等價物	29	**711,764**	775,325
		797,913	838,877
流動負債			
應繳稅項	31	**8,083**	9,357
其他應付款項及應計負債	32	**55,802**	58,022
		63,885	67,379
流動資產淨值		**734,028**	771,498
資產總值減流動負債		**6,859,966**	7,128,392
非流動負債			
銀行及其他借貸	33	**1,400,850**	1,401,840
		5,459,116	5,726,552



二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
股本及儲備			
已發行股本	37	**62,250**	62,250
儲備	39(b)	**5,284,816**	5,552,252
建議派發末期股息	12	**112,050**	112,050
		5,459,116	5,726,552

董事
胡昭廣

董事
熊大新



1. 公司資料

本集團於本年度從事之主要業務如下：

- 於北京及鄰近地區生產、分銷和銷售消費品，包括啤酒、奶製品及加工食品
- 投資交通基建項目 — 連接首都機場及北京市中心之首都機場高速公路，以及位於深圳市之深圳石觀公路
- 於八達嶺長城及龍慶峽提供旅遊服務
- 於北京及江蘇省吳縣提供酒店服務
- 於北京及中華人民共和國(「中國」)若干其他城市提供零售服務
- 於北京及香港投資商業和住宅物業
- 於北京經營自來水淨化業務和自來水廠
- 物業建造及發展
- 提供與電信及資訊科技有關的服務及產品

於年內，本集團絕大部份之旅遊及酒店業務已售予一家共同控制公司，更多詳情載於本財務報表附註45(w)。

董事局認為最終控股公司是在香港註冊成立之京泰實業(集團)有限公司。

2. 全新及經修訂之會計實務準則(「會計實務準則」)的影響

以下是新頒佈和經修訂的會計實務準則及詮釋，是首次在編製本年度的綜合財務報表時生效：

- 會計實務準則第一號(經修訂)　：　「財務報表之呈列」
- 會計實務準則第十一號(經修訂)　：　「外幣換算」
- 會計實務準則第十五號(經修訂)　：　「現金流量表」
- 會計實務準則第三十四號　：　「僱員福利」
- 詮釋第十六號　：　「披露 — 特許權服務安排」



2. 全新及經修訂之會計實務準則(「會計實務準則」)的影響 *(續)*

此等會計實務準則和詮釋訂明了全新的會計衡量方法及披露慣例。本集團採納此等會計實務準則和詮釋對其會計政策及於財務報表中披露之數額的主要影響現概述如下：

會計實務準則第一號(經修訂)訂明財務報表之呈列基準，並列出有關內容的結構及最低要求之指引。此項會計實務準則修訂後所造成之主要影響，是本集團現須於第30至31頁財務報表中呈列綜合股東權益變動表，取替先前規定的綜合已確認收益及虧損表及關於儲備的附註。

會計實務準則第十一號(經修訂)訂明以外幣進行的交易及以外幣列值的財務報表之換算基準。此項會計實務準則修訂後對綜合財務報表所造成之主要影響，是於海外附屬公司、共同控制公司及聯營公司之損益表於綜合入賬時，會按交易日的滙率或概約滙率換算，而並非以結算日之滙率換算。此舉對財務報表並無重大影響。是項變動之更多詳情載於財務報表附註3「外幣」之會計政策。

會計實務準則第十五號(經修訂)訂明現金流量表修訂後之格式。此項會計實務準則修訂後所造成之主要影響，是綜合現金流量表現時將現金流量分為三項(即經營業務、投資及融資活動之現金流量)呈列，而並非按先前規定分為五項呈列。此外，海外附屬公司在年內出現的現金流量現按交易當日適用的滙率或概約滙率換算，而非以結算日適用的滙率換算，而且對於綜合現金流量表而言，現金等價物的定義亦經修訂。此等變動的詳情載於財務報表附註3「現金及現金等價物」及「外幣」之會計政策及附註40(a)。

會計實務準則第三十四號訂明適用於僱員福利之確認及衡量準則，連同與此有關之披露規定要求。採納本項會計實務準則不必更改本集團之前採用的僱員福利會計政策，然而，卻要披露本公司的購股權計劃，詳情載於財務報表附註38。此等購股權計劃的披露與之前按照香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)規定，在董事局報告披露的詳情相若，現因應會計實務準則而改為在財務報表的附註披露。



2. 全新及經修訂之會計實務準則(「會計實務準則」)的影響*(續)*

詮釋第十六號訂明特許權經營商與特許權供應商所訂立的特許權服務安排在財務報表的披露規定。本註釋對於財務報表的主要影響是須於財務報表內披露更多關於特許經營權的資料,詳情載於附註15。

3. 主要會計政策概要

編製基準

本財務報表已經遵照會計實務準則、香港公認會計原則以及公司條例之披露規定而編製。除下文詳述之週期性重估投資及酒店物業以及股權投資外,本報表乃依據歷史成本原則編製。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零二年十二月三十一日止年度之財務報表。於年內購入或出售之附屬公司之業績由其收購生效日期起綜合計算或綜合計算至其出售生效日期止。集團內公司間之所有重大交易及結餘均於綜合賬目時對銷。

少數股東權益指除主要股東外之股東在本公司附屬公司業績及資產淨值之應佔權益。

附屬公司

附屬公司(非共同控制公司)為本公司直接或間接控制其半數以上投票權或已發行股本或控制其董事局組成之公司。

附屬公司計入本公司損益表之業績,以已收及應收之股息為限。本公司之附屬公司權益乃按成本減任何減值虧損後列賬。

合營公司

合營公司乃一間根據合約安排而成立之公司,本集團據此聯同其他各方進行經濟活動。合營公司以一個獨立實體經營,而本集團與其他各方均擁有其權益。



3. 主要會計政策概要 *(續)*

合營公司 *(續)*

各合營者間之合營協議訂明各合營者於合營公司之出資額、合營公司經營之年期及在其解散時變現資產之基準。經營合營公司所得溢利和虧損及任何剩餘資產之分派由各合營者按各自之出資額比例或按照合營協議之條款而攤分。

合營公司於下列情況下被視為:

(a) 附屬公司：本公司直接或間接擁有該合營公司的單方面控制權；

(b) 共同控制公司：如本集團對該合營公司並無單方面控制權，但可直接或間接共同控制該合營公司；

(c) 聯營公司：如本公司不可單方面或共同控制該合營公司，惟通常直接或間接持有其不少於20%之註冊資本，並可對該合營公司行使重大影響力；或

(d) 長期投資：如本公司直接或間接持有該合營公司不足20%之註冊資本，且不可共同控制該合營公司或對其行使重大影響力。

共同控制公司

共同控制公司屬合營公司，受到共同控制，故此參與的任何一方均不得單方面控制該共同控制公司之經濟活動。

本集團應佔共同控制公司之收購後業績及儲備分別包括在綜合損益表及綜合儲備內。倘溢利攤分比率與本集團於該共同控制公司之股權比率不同，則所佔共同控制公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中，本集團之共同控制公司權益乃採用權益會計法，按本集團應佔之資產淨值減任何減值虧損後列賬。於收購共同控制公司所產生並於過往並未在綜合儲備中撇銷或確認的商譽或負商譽，將計入本集團之共同控制公司權益。

共同控制公司計入本公司損益表內之業績，以本公司已收及應收之股息為限。本公司之共同控制公司權益被視為非流動資產，並且按成本減任何減值虧損列賬。



3. 主要會計政策概要*（續）*

聯營公司

聯營公司（非附屬公司或共同控制公司）為本集團持有其一般不少於20%投票權之長期股本權益，並可對其施以重大影響之公司。

本集團應佔聯營公司之收購後業績及儲備分別包括在綜合損益表及綜合儲備內。倘溢利攤分比率與本集團於該聯營公司之股權比率不同，則所佔聯營公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中，本集團之聯營公司權益乃採用權益會計法，按本集團應佔之資產淨值減任何減值虧損後列賬。於收購聯營公司所產生並於過往並未在綜合儲備中撇銷或確認的商譽或負商譽，將計入本集團之聯營公司權益。

聯營公司計入本公司損益表內之業績，以本公司已收及應收之股息為限。本公司之聯營公司權益被視為非流動資產，並且按成本減任何減值虧損列賬。

商譽

收購附屬公司、共同控制公司及聯營公司產生的商譽，乃指收購成本超逾本集團於收購當日所購入之可辨別資產及負債之公允值之差額。

收購所產生之商譽於綜合資產負債表內確認為資產，並以直線法在估計可使用最多二十年期限內攤銷。至於共同控制公司及聯營公司，任何未予攤銷之商譽在綜合資產負債表內列入共同控制公司權益或聯營公司權益，而非作為分開辨別的資產在綜合資產負債表列值。

會計實務準則第三十號「業務合併」已於二零零一年一月一日被採納。在該日以前，收購所產生之商譽會在收購年度內在綜合資本儲備撇銷。於採納會計實務準則第三十號時，本集團應用會計實務準則第三十號之過渡條文，容許該商譽保留在綜合資本儲備內撇銷。於二零零一年一月一日以後因收購而產生之商譽則根據上述會計實務準則第三十號之商譽會計政策處理。

出售附屬公司、共同控制公司及聯營公司時，出售之收益或虧損參考出售當日之資產淨值計算，其中包括商譽應佔仍未攤銷之數額及任何有關之綜合儲備（如適用）。於釐定出售收益或虧損時，先前於收購時在綜合資本儲備撇銷之任何應佔商譽將先行撥回。



3. 主要會計政策概要*（續）*

商譽*（續）*

公司會每年審閱商譽之賬面值，包括仍在綜合資本儲備撇銷之商譽，並在認為有需要時就減值作出撇減。除非有關減損是因性質特殊而且預期不再發生之外來特別事件而產生，而其後產生之外來事件亦消滅了該項事件之影響，否則先前已就商譽確認之減值虧損不會撥回。

負商譽

收購附屬公司、共同控制公司及聯營公司產生之負商譽，乃指本集團於收購當日所購入之可辨別資產及負債之公允值超逾收購成本之差額。

倘負商譽與收購計劃當中已確定預期於未來出現之虧損及開支有關，並能可靠地計算時(但並非為於收購當日之可辨別負債)，則該部分的負商譽會於未來虧損及開支確認時在綜合損益表確認為收入。

倘負商譽與已確定預期於未來出現之虧損及開支無關，則負商譽會於所收購之可折舊／可攤銷資產餘下之平均可使用年期內，有系統地在綜合損益表中確認。負商譽超逾所收購之非貨幣資產之公允值之部份，會隨即確認為收入。

至於共同控制公司及聯營公司方面，未於綜合損益表確認之任何負商譽會計入共同控制公司權益或聯營公司權益之賬面值，而非在綜合資產負債表中分開呈列。

會計實務準則第三十號已於二零零一年一月一日被採納。在該日以前，收購所產生之負商譽會在收購年度計入綜合資本儲備。於採納會計實務準則第三十號時，本集團應用會計實務準則第三十號之過渡條文，容許該負商譽保留於綜合資本儲備內。於二零零一年一月一日以後因收購而產生之負商譽則根據上文會計實務準則第三十號之負商譽會計政策處理。

出售附屬公司、共同控制公司或聯營公司時，出售之收益或虧損參考出售當日之資產淨值計算，包括並無於綜合損益表或任何有關綜合儲備內(取其適用者)確認之負商譽之應佔部分。於釐定出售之收益或虧損時，先前在收購時計入綜合資本儲備之任何應佔負商譽會先行撥回。



3. 主要會計政策概要(續)

資產減值

公司會於各個結算日評估是否有跡象顯示資產出現減值,或是否有跡象顯示過往年度就資產所確認之減值虧損已不再存在或可能減少。倘出現任何該等跡象,則會估計資產之可收回數額。資產之可收回數額乃按資產之使用值或其淨售價兩者中之較高者計算。

當資產的賬面值超出其可收回數額時,方會確認減值虧損。減值虧損乃於產生期間在損益表中扣除,惟倘該項資產以重估值列值,則會根據用於該項重估資產之有關會計政策計算減值虧損。

當用以釐定資產可收回數額的估計方法有變時,方會撥回先前確認的減值虧損,惟撥回的金額不可超逾假設過往年度並無就該項資產確認減值虧損而釐定的賬面值(扣除任何折舊/攤銷)。撥回的減值虧損乃於產生期間計入損益表,惟倘該項資產以重估值列值,則會根據用於該項重估資產之有關會計政策計算減值虧損之撥回數額。

固定資產及折舊

(i) *投資物業*

投資物業指建築及發展工程經已完成,並因其具有投資潛力而長期持有之土地及樓宇權益,而任何租金收入乃經公平協商而訂定。除租約尚餘年期為二十年或以下之投資物業按租約之尚餘年期將賬面值進行折舊,有關物業不予折舊,並按各財政年度末進行之每年專業估值所得之公開市值列賬。

投資物業價值之改變乃以投資物業重估儲備變動之方式處理。倘按組合基準計算之儲備總額不足以抵銷虧絀,超出之虧絀數額於損益表內扣除。任何其後之重估盈餘會以先前扣除之虧絀為限,計入損益表。

出售投資物業時,因先前之估值而產生之投資物業重估儲備之有關部分會變現,並轉撥損益表。



3. **主要會計政策概要** *(續)*

固定資產及折舊 *(續)*

(ii) *酒店物業*

酒店物業指於酒店建築物及用於經營酒店之整體固定資產之權益。除租約尚餘年期為二十年或以下之投資物業按租約之尚餘年期將賬面值進行折舊，有關物業不予折舊，並按各財政年度末進行之每年專業估值以公開市值列賬。

酒店物業價值之改變乃以酒店物業重估儲備變動之方式處理。倘按個別基準計算之儲備不足以抵銷虧絀，超出之虧絀數額於損益表內扣除。任何其後之重估盈餘會以先前扣除之虧絀為限，計入損益表。

出售酒店物業時，因先前之估值而產生之酒店物業重估儲備之有關部分會變現，並轉撥保留溢利，作為儲備變動。

(iii) *在建工程*

在建工程指在建中或安裝中之樓宇、建築物、廠房及機器及其他固定資產，並按成本減任何減值虧損列賬。成本包括建造、安裝及測試之直接成本，以及在建造或安裝期間與所借資金有關之已資本化之借貸成本。當在建工程竣工和可供使用時，即會被重新分類至固定資產中之適當類別。

(iv) *其他固定資產*

其他固定資產按成本減累計折舊及任何減值虧損列賬。

資產成本包括其購買價及將資產達至運作狀況及位置，以作其擬定用途所產生之任何直接應計成本。固定資產開始運作後所產生之支出，如保養維修，一般於產生期間在損益表中扣除。若在可清楚顯示該等費用引致未來使用固定資產時會帶來額外經濟利益，該等費用將被資本化，作為該資產之額外成本。

固定資產售出或報廢時在損益表中確認之收益或虧損，乃出售所得款項淨額與有關資產之賬面值之差額。



3. 主要會計政策概要*(續)*

固定資產及折舊*(續)*

(iv) *其他固定資產(續)*

高速公路及有關建築物之折舊乃採用使用單位基準計算。年度總折舊乃根據該年度實際交通流量佔餘下經營期間預計總交通流量之比例釐定。

其他固定資產之折舊乃以直線法於估計可使用年期撇銷每項資產之成本,減去其估計剩餘價值而計算,所用之主要折舊年率如下:

租賃土地/土地使用權	按租約年期
樓宇	2%-10%
租賃物業裝修	按租約年期或五年至十年,以較短期間為準
廠房及機器	5%-20%
傢俬、裝置及辦公室設備	10%-20%
汽車	10%-20%

借貸成本

因購入、建造或生產合資格資產(即需要一段頗長時間始能投入其擬定用途或出售之資產)而直接產生之借貸成本將被資本化,作為有關資產成本之一部份。待有關資產大致上可投入其擬定用途或出售時,該等借貸成本將會停止資本化。等待作為合資格資產支出之特定貸款之暫時性投資所賺取之利息收入從資本化之借貸成本中減除。

發展中物業

發展中物業指發展以供出售之物業,並按成本減任何減值虧損列賬。預售之發展中物業按成本加估計應佔溢利減任何可預見虧損及已收銷售訂金列賬。成本包括於發展期間之土地/土地使用權成本,連同其他與物業發展有關之直接成本、借貸成本及專業費用,而於預售物業或其部分方面,另加任何就已訂約出售所收取之估計應佔溢利。



3. 主要會計政策概要*（續）*

發展中物業*（續）*

預售發展中物業之估計溢利，乃於簽立正式買賣協議後按發展中物業之進度予以確認。估計溢利之數額乃按所產生之建築成本與直至竣工之估計建築總成本之比例，扣除適當應急準備金而計算，但以已收取之不可退還現金訂金為限。

預期可於結算日起計十二個月內完成之發展中物業均列作流動資產。

持作出售之物業

持作出售之物業乃按成本與可變現淨值兩者中之較低者列賬。成本包括一切發展開支、適用借貸成本及有關物業應佔之其他直接成本。可變現淨值乃按個別物業基準參考當時市價後釐定。

無形資產

特許經營權

特許經營權指經營自來水廠、收費公路及於一個景點區售賣門票之權利，乃按成本減累計攤銷及任何減值虧損列賬。攤銷以直線法於本集團獲授予特許經營權期間作出撥備。

信息管理系統

信息管理系統乃按成本減攤銷及任何減值虧損列賬。攤銷乃根據為期十年之估計可使用年期以直線法提呈撥備。

研究和開發成本

所有研究成本於產生時在損益表扣除。

開發新產品的項目所產生之支出，只有在項目可清楚界定而有關支出可以獨立認定及可靠衡量，且項目在技術上之可行性已得到合理證實，而產品有商業價值時方會撥充資本及遞延。若產品開發支出未達該等規格則於產生時列作支出。

遞延開發成本乃以直線法於相關產品之商業化壽命中攤銷，從商業化生產日期起最多為二十年。



3. 主要會計政策概要 *(續)*

長期投資

長期投資指投資於非買賣性質及擬作可確認長期用途長期持有之上市和非上市股權證券。

證券根據個別投資按成本減去任何減值虧損列賬。

長期投資出現減值時，證券之賬面值會撇減至由董事估計之公允值，而減值數額會在產生期間之損益表內扣除。當導致減值之情況及事件已成過去，並且有充足證據證明新的情況或事件將於可見將來繼續存在，則先前扣除之減值數額會計入損益表，惟以先前扣除之數額為限。

短期投資

短期投資指投資於持有作買賣用途之上市及非上市股權證券。

上市證券按個別投資基準以結算日所報之市價以公允值列賬。非上市證券按個別投資根據董事估計之公允值列賬。

由證券公允值之變動帶來之收益或虧損會計入其產生期間之損益表或從中扣除。

存貨

存貨按成本(若干百貨公司存貨按零售法計算)與可變現淨值兩者中之較低者列賬。成本以先進先出法或加權平均法計算，或如屬在製品及製成品，其成本包括直接材料、直接工資及適當比例之經常性費用。可變現淨值按估計售價減預期達至完成及出售所產生之任何估計成本計算。

建築合約

合約收入包括已訂約之合同價值及適當之工程款、賠償款及獎勵金。合約成本包括直接材料、分包成本、直接工資及適當比例之固定和非固定之經常性建築費用。

來自固定價格建築合約之收入按已完成工程百分比方法確認入賬，並按有關合約已產生之成本佔總成本之比例來確定收入。

管理層一旦預期有任何預見之虧損時，將對該等虧損即時作出撥備。



3. 主要會計政策概要 *(續)*

建築合約 *(續)*

當合約成本加上已確認收入減虧損超出工程進度額款，超出部份列為應收合約客戶款。

當工程進度額款超出合約成本加已確認收入減虧損數額時，超出部份為應付合約客戶款。

政府資助及補貼

政府資助及補貼在收取時，或於可合理確定將可收取並且符合所有附帶條件時，按公允值確認入賬。該項資助及補貼如與開支項目有關，會於有系統地將該項資助及補貼與其對象成本配比所需之期間確認為收入。該項資助及補貼如與資產有關，包括按公允值計算之非貨幣資產，則該項資助及補貼之公允值予以扣減，以計算相關資產之賬面值，或(如適用)最初會在資產負債表內記錄為遞延收入，並於其後在有關資產之可使用年期內分攤確認為收入。

撥備

當過往之事件導致目前須負之責任(法律責任或推定責任)，而且日後有可能需要撥付資源償付有關責任所涉及之款項，則會提呈撥備，惟該項責任之數額須能夠可靠地予以估計。

當折現影響重大時，撥備確認之數額為預期日後用以償付有關責任所需支出於結算日之現值。當折現值隨時間而有所增加，有關增幅會計入損益表之財務成本賬項內。

遞延税項

遞延税項是指對所有重大之時間差距因在可預見將來可能引起負債而採用負債法計提撥備。除非遞延税項資產已毫無疑問地確定可以變現，否則遞延税項資產不予確認入賬。

經營租賃

資產所有權之大部份回報與風險仍歸於出租人之租賃，列為經營租賃。倘若本集團是出租人，由本集團根據經營租賃出租之資產會納入非流動資產，而經營租賃項下應收之租金會於租賃期以直線法計入損益表。倘若本集團是承租人，經營租賃項下應付之租金會於租賃期以直線法在損益表內扣除。



3. 主要會計政策概要 *(續)*

關連人士

倘其中一方可直接或間接控制另一方或對另一方之財務及經營決策施以重大影響，則雙方被視為關連人士。倘有關各方均受同一控制或受共同重大影響，則有關各方亦被視為關連人士。關連人士可為個別人士或公司實體。

外幣

外幣交易乃按個別交易日之適用滙率計算。於結算日以外幣為單位之貨幣資產及負債均按該日之適用滙率換算。滙兑差額均列入損益表中處理。

於綜合賬目時，海外附屬公司、共同控制實體及聯營公司之財務報表乃按投資淨額法換算為港元，而海外附屬公司、共同控制實體及聯營公司之損益表乃按年內之加權平均滙率換算為港元。該等公司之資產負債表乃按結算日適用的滙率換算為港元，就此產生之滙兑差額會計入滙兑變動儲備內。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量日期適用的滙率換算為港元。海外附屬公司於整個年度內經常產生之現金流量乃按年內之加權平均滙率換算為港元。

按財務報表附註2之解釋，在年內採納之經修訂會計實務準則第十一及十五號以前，海外附屬公司、共同控制公司及聯營公司之損益表以及海外附屬公司之現金流量均按結算日適用的滙率換算為港元。採納經修訂之經修訂會計實務準則第十一號對財務報表並無重大影響，而採納經修訂會計實務準則第十五號則導致綜合現金流量表之格式有所改變，其他詳情載於財務報表附註40(a)。

現金及現金等價物

就綜合現金流量表而言，現金等價物乃指手頭現金及流動存款以及於購入後三個月內到期，可隨時轉換為已知金額現金之短期高變現能力但價值改變的風險不大之投資扣除按要求償還之銀行透支，並為本集團現金管理之重要部份。

就資產負債表的分類而言，現金及銀行結存乃指並無限制用途的手頭現金及銀行結存，包括定期存款。



3. 主要會計政策概要 *(續)*

收入之確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 銷售貨品於貨品擁有權之重大風險及回報已轉予買方後確認入賬，惟本集團須並無參與該等貨品一般與所有權方面有關之管理及並無維持所售出貨品之實際控制權；

(b) 路費收入及門票收入於收取款項時確認入賬；

(c) 落成物業之銷售在簽立銷售協議時確認入賬；

(d) 租金及酒店收入按應計基準確認入賬；

(e) 建築合約收入根據已完成部分之比例確認入賬，其他詳情載於上文有關「建築合約」之會計政策內；

(f) 提供服務之收入於服務提供時確認入賬；

(g) 利息收入就未償還本金及實際適用利率按時間比例確認入賬；

(h) 上市或非上市投資之買賣於交易日確認入賬；及

(i) 其他投資收入於確定有權收取款項時確認入賬。

股息

董事擬派之末期股息未經股東在股東大會上批准前，會於資產負債表內分類列為股本及儲備項下之保留溢利分配。該等股息獲股東批准及宣派後乃確認為負債。

由於本公司的公司組織章程大綱及細則授予董事權力宣派中期股息，故中期股息會同時提出及宣派。因此，中期股息於提出及宣派時隨即確認為負債。



3. 主要會計政策概要*（續）*

僱員福利

僱傭條例之長期服務金

本集團若干僱員已達到一旦遭終止聘用時，根據僱傭條例領取長期服務金所需之服務年數。倘終止僱傭合約，本集團須承擔僱傭條例所規定情況下的款項。

本集團已就預期可能支付的未能長期服務金作出撥備。該撥備乃根據截至結算日為止，僱員為本集團服務所賺取可能未來付款之最佳估計。

退休金費用

本集團為其若干僱員參與由若干中國省或市政府籌辦之定額供款退休金計劃。該等計劃之資產乃與本集團之資產分開持有。供款乃根據該等計劃之規則按合資格僱員薪金之某一百分比計算，並於應付時從損益表中扣除。僱主之供款於其作出供款即已全面授出。

凡尚無參加退休金計劃之僱員，本集團已按彼等薪金之某一百分比為彼等計提退休金。支付上述款項所需之有關資產並無與本集團之資產分開持有。

本集團亦遵照強制性公積金計劃條例為合資格參加之僱員實施一項定額供款之強制性公積金計劃（「強積金計劃」）。強積金計劃按僱員基本薪酬之某一百分比作出供款，並於根據強積金計劃規則的規定需要支付時自損益表中扣除。強積金計劃資產乃由與本集團資產分開之獨立管理基金持有。本集團按強積金計劃作出之供款利益全數歸屬於僱員。

購股權計劃

本公司管理一項購股權計劃的目的，是為了就合資格參與者為對本集團業務成就作出的貢獻給予彼等獎勵及報酬。直至購股權獲行使當時為止，已授出購股權之財務影響不會記入本公司或本集團之資產負債表內，而其成本均不會記入損益表或資產負債表。當購股權獲行使時，本公司會將就此發行之股份以股份面值記入為額外股本，而每股股份行使價超逾股份面值之差額則記入本公司之股份溢價賬內。在行使日期前失效或取消之購股權均由尚未行使購股權之名冊中剔除。



4. 分類資料

業務分類資料按兩種方式呈列：(i)按業務劃分並作為主要分類申報方式；及(ii)按地區劃分並作為次要分類申報方式。

本集團經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供產品及服務所承受之風險及回報與其他分類業務有別之策略業務單位。分類業務詳情概述如下：

(a) 啤酒業務 — 生產、分銷及銷售啤酒產品；

(b) 零售業務 — 在北京及中國若干其他城市經營百貨公司；

(c) 奶製品業務 — 生產、分銷及銷售奶製品；

(d) 高速及收費公路業務 — 經營首都機場高速公路，該公路連接北京首都機場和北京市中心，以及經營位於深圳市的深圳石觀公路；

(e) 自來水處理業務 — 在北京經營一間自來水廠及銷售純淨水；

(f) 酒店業務 — 在北京及江蘇省吳縣經營酒店，提供酒店服務；

(g) 旅遊業務 — 在八達嶺長城和龍慶峽提供旅遊服務；

(h) 物業建造及發展業務 — 建築及發展物業，以供銷售；

(i) 電訊及資訊科技相關服務及產品業務 — 包括透過一間聯營公司 — 北京國際交換系統有限公司生產和銷售電訊產品，以及其他資訊科技項目，包括建設寬頻基礎設施、提供互聯網服務及資訊科技之技術支援以及顧問服務；及

(j) 企業及其他業務 — 包括生產、分銷及銷售葡萄酒及加工食品、餐飲業務、物業投資及企業收支項目。

按地區劃分本集團業務時，收入及業績乃根據客戶所處地區而分類，資產則根據資產所處地區而分類。



4. 分類資料（續）

(a) 按業務分類

下表根據本集團之業務分類呈列二零零二年之收入、溢利／（虧損）以及若干資產、負債及開支資料：

二零零二年

本集團

	啤酒業務 千港元	零售業務 千港元	奶製品業務 千港元	高速及收費公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	企業及其他業務 千港元	對銷 千港元	綜合 千港元
分類收入：												
銷售予外界客戶	2,422,130	1,928,209	1,048,148	378,226	372,951	140,956	102,582	97,491	222,157	298,848	—	7,011,698
分類業務之間的銷售	142	—	—	—	—	182	—	—	—	2,992	(3,316)	—
其他收益	54,842	44,012	57,558	1,631	—	4,524	23,055	—	18	32,413	—	218,053
合計	2,477,114	1,972,221	1,105,706	379,857	372,951	145,662	125,637	97,491	222,175	334,253	(3,316)	7,229,751
分類業績	227,374	116,524	130,859	241,599	156,095	12,941	55,423	(67,105)	44,708	(74,897)		843,521
利息收入												73,908
未經分配之收入及收益												38,167
未經分配之開支												(50,790)
經營業務溢利												904,806
財務成本												(219,898)
佔下列公司盈虧：												
共同控制公司	(610)	9,249	7,813	—	—	—	—	—	223	(1,118)	—	15,557
聯營公司	(122)	(1,220)	—	—	—	922	—	—	43,960	7,134	—	50,674
收購共同控制公司產生的商譽之攤銷	(678)	(342)	—	—	—	—	—	—	—	(3,679)	—	(4,699)
除稅前溢利												746,440
稅項												(227,049)
未計少數股東權益之溢利												519,391
少數股東權益												(109,153)
股東應佔日常業務純利												410,238



4. 分類資料(續)

(a) 按業務分類(續)

二零零二年(續)

本集團

	啤酒業務 千港元	零售業務 千港元	奶製品業務 千港元	高速及收費公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	企業及其他業務 千港元	對銷 千港元	綜合 千港元
分類資產	5,372,974	2,262,581	1,108,137	2,091,066	1,254,171	32,968	—	295,052	459,813	6,163,099	(3,590,704)	15,449,157
佔下列公司淨資產:												
共同控制公司	89,816	362,590	126,879	—	—	148,448	309,946	—	—	29,813	—	1,067,492
聯營公司	10,731	16,213	—	—	—	—	—	—	159,859	153,062	—	339,865
	5,473,521	2,641,384	1,235,016	2,091,066	1,254,171	181,416	309,946	295,052	619,672	6,345,974	(3,590,704)	16,856,514
未經分配之資產												560,197
資產總額												17,416,711
分類負債	1,295,686	223,620	216,085	482,786	404,370	37,390	—	414,800	95,807	2,438,381	(3,590,704)	2,018,221
未經分配之負債												4,907,783
負債總額												6,926,004
其他分類資料:												
折舊	247,138	49,296	56,977	44,757	85	14,391	9,465	10,101	1,285	29,296	—	462,791
攤銷:												
商譽/(負商譽),淨額	232	342	(36,715)	687	—	—	—	—	10,630	5,650	—	(19,174)
無形資產	—	—	—	17,915	70,654	—	1,413	—	1,887	—	—	91,869
減值虧損	—	4,538	—	—	—	—	5,078	—	—	41,174	—	50,790
資本性支出	485,022	24,151	143,119	13,491	—	2,539	11,189	10,860	10,903	86,366	—	787,640



4. 分類資料（續）

(a) 按業務分類（續）

下表根據本集團之業務分類呈列二零零一年之收入、溢利／（虧損）以及若干資產、負債及開支資料：

二零零一年

本集團

	啤酒業務 千港元	零售業務 千港元	奶製品業務 千港元	高速及收費公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	企業及其他業務 千港元	對銷 千港元	綜合 千港元
分類收入：												
銷售予外界客戶	2,020,167	1,916,821	947,230	314,354	321,751	136,676	160,770	79,363	135,886	194,264	—	6,227,282
分類業務之間的銷售	—	—	—	—	—	—	—	—	—	2,993	(2,993)	—
其他收益	23,627	33,700	48,750	6,351	—	3,882	1,458	3,705	28	10,600	—	132,101
合計	2,043,794	1,950,521	995,980	320,705	321,751	140,558	162,228	83,068	135,914	207,857	(2,993)	6,359,383
分類業績	209,461	61,984	88,647	222,111	158,680	14,293	23,337	(12,168)	17,608	(86,573)		697,380
利息收入												140,606
未經分配之收入及收益												110,871
未經分配之開支												(5,000)
經營業務溢利												943,857
財務成本												(251,416)
佔下列公司盈虧：												
共同控制公司	(9,055)	(943)	17,978	—	—	—	—	—	—	—	—	7,980
聯營公司	—	222	—	—	—	—	—	—	195,054	6,195	—	201,471
收購共同控制公司產生的商譽之攤銷	(339)	(342)	—	—	—	—	—	—	—	—	—	(681)
除稅前溢利												901,211
稅項												(167,736)
未計少數股東權益之溢利												733,475
少數股東權益												(155,947)
股東應佔日常業務純利												577,528



4. 分類資料（續）

(a) 按業務分類（續）

二零零一年（續）

本集團

	啤酒業務 千港元	零售業務 千港元	奶製品業務 千港元	高速及收費公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	企業及其他業務 千港元	對銷 千港元	綜合 千港元
分類資產	4,210,128	2,209,671	1,095,451	1,497,880	1,331,656	569,128	363,915	190,084	213,215	7,374,406	(3,810,054)	15,245,480
佔下列公司淨資產：												
共同控制公司	90,412	352,254	125,408	—	—	—	—	—	471	2,440	—	570,985
聯營公司	10,851	18,410	—	—	—	2,355	—	—	273,045	76,057	—	380,718
計入分類資產之銀行透支額	—	—	—	—	—	—	—	—	—	11,484	—	11,484
	4,311,391	2,580,335	1,220,859	1,497,880	1,331,656	571,483	363,915	190,084	486,731	7,464,387	(3,810,054)	16,208,667
未經分配之資產												449,163
資產總額												16,657,830
分類負債	1,056,986	304,714	411,278	107,546	113,720	62,758	40,327	166,274	52,552	3,167,372	(3,810,054)	1,673,473
計入分類資產之銀行透支額	—	—	—	—	—	—	—	—	—	11,484	—	11,484
	1,056,986	304,714	411,278	107,546	113,720	62,758	40,327	166,274	52,552	3,178,856	(3,810,054)	1,684,957
未經分配之負債												4,693,848
負債總額												6,378,805
其他分類資料：												
折舊	208,713	54,934	56,389	39,547	63	19,724	8,932	19,418	283	21,468	—	429,471
攤銷：												
商譽／(負商譽)，淨額	(29)	342	(34,748)	—	—	—	—	—	2,979	—	—	(31,456)
無形資產	—	—	—	—	70,642	—	1,413	—	315	—	—	72,370
減值虧損	9,275	—	—	—	—	—	—	—	—	5,000	—	14,275
資本性支出	279,947	11,533	121,809	36,744	470	11,997	90,387	9,597	22,694	35,479	—	620,657



4. 分類資料（續）

(b) 按地區分類

下表根據本集團之地區分類呈列收入以及若干資產及開支資料：

本集團

	香港		中國大陸		海外		對銷		綜合	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入：										
銷售予外界客戶	**23,169**	13,708	**6,847,209**	6,151,320	**141,320**	62,254	—	—	**7,011,698**	6,227,282
分類業務之間的銷售	—	—	**2,992**	2,993	—	—	**(2,992)**	(2,993)	—	—
其他收入	**16,092**	17,935	**201,961**	114,048	—	118	—	—	**218,053**	132,101
合計	**39,261**	31,643	**7,052,162**	6,268,361	**141,320**	62,372	**(2,992)**	(2,993)	**7,229,751**	6,359,383
其他分類資料：										
分類資產	**4,853,074**	5,648,011	**14,124,577**	13,370,505	**62,210**	37,018	**(3,590,704)**	(3,810,054)	**15,449,157**	15,245,480
佔下列公司之淨資產：										
共同控制公司	—	471	**1,067,492**	570,514	—	—	—	—	**1,067,492**	570,985
聯營公司	**4,942**	2,177	**334,923**	378,541	—	—	—	—	**339,865**	380,718
計入分類資產之銀行透支額	—	7,453	—	—	—	4,031	—	—	—	11,484
	4,858,016	5,658,112	**15,526,992**	14,319,560	**62,210**	41,049	**(3,590,704)**	(3,810,054)	**16,856,514**	16,208,667
未經分配之資產									**560,197**	449,163
資產總額									**17,416,711**	16,657,830
資本支出	**488**	1,577	**771,894**	611,291	**15,258**	7,789	—	—	**787,640**	620,657



5. 營業額、其他收入及收益淨額

營業額指(1)售出貨品之發票總值減增值稅、消費稅及政府附加費與退貨及貿易折扣後淨額；(2)扣除營業稅、消費稅及政府附加費後之酒店經營收入、路費收入、門票及管理服務收入以及電訊及資訊科技相關服務收入總額；及(3)租金收入。

本集團之營業額、其他收入及收益淨額分析如下：

	附註	二零零二年 千港元	二零零一年 千港元
營業額			
啤酒業務		**2,422,130**	2,020,167
零售業務		**1,928,209**	1,916,821
奶製品業務		**1,048,148**	947,230
高速及收費公路業務		**378,226**	314,354
自來水處理業務		**372,951**	321,751
酒店業務		**140,956**	136,676
旅遊業務		**102,582**	160,770
物業建造及發展業務		**97,491**	79,363
電訊及資訊科技相關服務及產品業務		**222,157**	135,886
企業及其他業務		**298,848**	194,264
		7,011,698	6,227,282
其他收入			
確認為收入之負商譽		**37,318**	35,118
租金收入		**42,220**	17,549
服務收入		**14,712**	—
投資收入		**34,782**	12,139
兑滙收益淨額		—	700
政府補貼		**1,244**	7,535
企業所得稅及增值稅退回		**29,148**	27,828
原材料銷售		**18,477**	9,161
確認自一間關連公司的賠償	45	**25,071**	—
獲一間關連人士豁免特許經營權費	45(q)	**9,544**	—
其他		**28,360**	34,212
		240,876	144,242



5. 營業額、其他收入及收益淨額（續）

	附註	二零零二年 千港元	二零零一年 千港元
收益淨額			
出售附屬公司之收益	40(c)	**2,561**	35,504
被視作出售附屬公司權益之收益		—	1,510
出售一間附屬公司部分權益之收益		—	3,271
出售長期投資之收益		**8,092**	5,764
出售短期投資之收益		**2,509**	46,478
重估短期投資之未變現收益淨額		—	6,203
出售固定資產收益淨額		**2,182**	—
		15,344	98,730
其他收入及收益淨額		**256,220**	242,972



6. 經營業務溢利

本集團經營業務溢利已扣除／(計入)：

	附註	二零零二年 千港元	二零零一年 千港元
折舊	14	**462,791**	429,471
特許經營權攤銷*	15	**89,982**	72,055
信息管理系統攤銷*	15	**1,887**	315
商譽之攤銷**	16	**13,445**	2,981
確認為收入之負商譽***	16	**(37,318)**	(35,118)
經營租賃最低費用：			
土地及樓宇		**70,983**	75,369
電路租賃		**—**	5,463
核數師酬金		**7,352**	7,071
員工成本(不包括董事酬金 — *附註8*)：			
工資、薪金及員工福利		**626,464**	478,612
退休金供款淨額		**73,468**	45,873
		699,932	524,485
固定資產之減值**	14	**5,078**	9,275
出售固定資產之(收益)／虧損淨額		**(2,182)**	2,295
研究及開發費用		**18,678**	3,180
減：資本化為遞延開發成本		**(15,840)**	—
		2,838	3,180
長期投資之減值**		**45,712**	5,000
重估短期投資之未變現虧損／(收益)淨額		**10,100**	(6,203)
滙兑(收益)／虧損淨額		**532**	(700)
租金收入淨額		**(41,370)**	(38,052)
投資收入：			
上市		**(737)**	(2,345)
非上市		**(34,045)**	(9,794)

* 年內特許經營權及信息管理系統之攤銷於綜合損益表內計入「銷售成本」項下。

** 年內商譽之攤銷、長期投資及固定資產之減值已於綜合損益表內計入「其他經營費用淨額」項下。

*** 年內於綜合損益表內確認為收入之負商譽於綜合損益表內計入「其他收入及收益淨額」項下。



7. 財務成本

	本集團	
	二零零二年 千港元	二零零一年 千港元
可換股債券之利息	**1,628**	—
銀行貸款及須於五年內悉數償還之其他貸款之利息	**206,273**	235,774
其他貸款之利息	**11,997**	16,047
財務成本總額	**219,898**	251,821
減：資本化利息	—	(405)
	219,898	251,416

8. 董事酬金

以下為根據上市規則及公司條例第161條披露之董事酬金：

	本集團	
	二零零二年 千港元	二零零一年 千港元
袍金：		
執行董事	—	—
非執行董事	**40**	40
獨立非執行董事	**180**	140
	220	180
執行董事之其他酬金：		
薪金、津貼及實物利益	**10,067**	9,472
與表現有關之花紅	**550**	1,229
退休金計劃供款	**279**	257
	10,896	10,958
	11,116	11,138



8. 董事酬金 *(續)*

董事之酬金屬於下列金額範圍：

	二零零二年 董事人數	二零零一年 董事人數
零港元－1,000,000港元	**13**	13
1,000,001港元－1,500,000港元	**1**	1
1,500,001港元－2,000,000港元	—	—
2,000,001港元－2,500,000港元	**2**	2
2,500,001港元－3,000,000港元	**1**	1
	17	17

本公司並無訂立任何安排致使董事於年內放棄或同意放棄任何酬金。

年內，本公司之間接附屬公司 — 北京發展(香港)有限公司(「北京發展」)因應兩位董事向北京發展集團提供服務而向彼等授出2,400,000份購股權，詳情載於財務報表附註38。年內授出之購股權之價值並無計入損益表內，亦無包括在以上董事酬金的披露資料中。

9. 五位最高薪僱員

年內，五位最高薪僱員包括四位(二零零一年：四位)董事。五位最高薪僱員之酬金詳情如下：

	二零零二年 千港元	二零零一年 千港元
薪金、津貼及實物利益	**9,229**	8,620
與表現有關之花紅	**340**	1,029
退休金計劃供款	**291**	278
	9,860	9,927



9. 五位最高薪僱員（*續*）

五位最高薪僱員之酬金屬於下列金額範圍：

	二零零二年 僱員人數	二零零一年 僱員人數
1,000,001港元－1,500,000港元	**1**	1
1,500,001港元－2,000,000港元	**1**	1
2,000,001港元－2,500,000港元	**2**	2
2,500,001港元－3,000,000港元	**1**	1
	5	5

10. 稅項

	二零零二年 千港元	二零零一年 千港元
本集團：		
中國		
一 香港	**710**	515
一 中國大陸	**203,141**	115,865
海外	**1,062**	225
過往年度之超額撥備	**(4,093)**	—
遞延稅項 — *附註36*	**2,946**	12,098
	203,766	128,703
共同控制公司：		
中國大陸	**12,722**	5,897
聯營公司：		
中國大陸	**10,561**	33,136
本年度之稅項開支	**227,049**	167,736

香港利得稅乃根據年內於香港獲得之估計應課稅溢利按16%（二零零一年：16%）之稅率作出撥備。中國大陸及海外業務之所得稅乃按照當地的現行法例、詮釋及慣例，根據年內獲得之估計應課稅溢利按適用之稅率作出撥備。



11. 股東應佔日常業務純利

在本公司財務報表中處理之股東應佔日常業務虧損約為93,136,000港元(二零零一年:純利352,318,000港元)。

12. 股息

	二零零二年 千港元	二零零一年 千港元
中期股息 — 每股普通股0.10港元(二零零一年:0.10港元)	**62,250**	62,250
建議派發之末期股息 — 每股普通股0.18港元(二零零一年:0.18港元)	**112,050**	112,050
	174,300	174,300

建議派發之末期股息須待本公司股東在即將舉行之股東週年大會上批准,方為作實。

13. 每股盈利

每股盈利乃根據本年度股東應佔日常業務純利410,238,000港元(二零零一年:577,528,000港元)及年內已發行普通股之加權平均數622,500,000股(二零零一年:622,500,000股)計算。

截至二零零二年及二零零一年十二月三十一日止年度之每股攤薄盈利並無呈列,原因是在該等年度行使本公司之尚未行使購股權不會對每股盈利造成攤薄影響。

本集團的可換股債券由本公司一家附屬公司 — 北京燕京啤酒股份有限公司(「燕京啤酒」)發行,並可兌換為燕京啤酒的普通股份,因此並不會對每股盈利帶來攤薄影響。



14. 固定資產

本集團

	高速公路及相關建築物 千港元	土地及樓宇 千港元 (附註f)	租賃物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元 (附註b)	投資及酒店物業 千港元 (附註c)	總額 千港元
成本或估值：									
於二零零二年一月一日	1,195,358	3,023,032	284,336	2,879,741	339,877	222,032	377,869	757,082	9,079,327
收購附屬公司	—	169,247	36,242	489,189	5,767	15,569	3,127	—	719,141
增加	—	62,225	13,402	151,393	55,283	39,303	442,766	12,138	776,510
轉撥自在建工程	9,376	71,374	102	91,900	2,810	1,681	(177,243)	—	—
出售	—	(34,234)	(2,608)	(55,272)	(7,412)	(6,786)	(37,066)	(11,436)	(154,814)
出售附屬公司	—	(108,689)	(12,080)	(123,190)	(81,220)	(19,697)	(16,119)	(465,763)	(826,758)
重估盈餘淨額	—	—	—	—	—	—	—	2,907	2,907
重新分類	—	(17,473)	—	29,580	(12,107)	—	—	—	—
滙兑調整	203	454	42	491	55	37	64	92	1,438
於二零零二年十二月三十一日	1,204,937	3,165,936	319,436	3,463,832	303,053	252,139	593,398	295,020	9,597,751
包括：									
按成本	1,204,937	3,165,936	319,436	3,463,832	303,053	252,139	593,398	—	9,302,731
按二零零二年估值	—	—	—	—	—	—	—	295,020	295,020
	1,204,937	3,165,936	319,436	3,463,832	303,053	252,139	593,398	295,020	9,597,751
累計折舊及減值：									
於二零零二年一月一日	88,148	472,823	179,618	1,114,011	146,971	96,005	—	—	2,097,576
收購附屬公司	—	57,935	26,642	156,444	2,187	9,100	—	—	252,308
本年度折舊撥備	23,808	63,717	44,607	258,367	45,343	26,949	—	—	462,791
減值撥備	—	—	—	—	—	—	5,078	—	5,078
出售	—	(28,552)	(1,124)	(36,653)	(6,146)	(4,392)	—	—	(76,867)
出售附屬公司	—	(13,285)	(1,689)	(72,100)	(42,242)	(9,709)	(5,078)	—	(144,103)
重新分類	—	(17,052)	—	21,597	(4,545)	—	—	—	—
滙兑調整	14	56	24	190	23	15	—	—	322
於二零零二年十二月三十一日	111,970	535,642	248,078	1,441,856	141,591	117,968	—	—	2,597,105
賬面淨值：									
於二零零二年十二月三十一日	1,092,967	2,630,294	71,358	2,021,976	161,462	134,171	593,398	295,020	7,000,646
於二零零一年十二月三十一日	1,107,210	2,550,209	104,718	1,765,730	192,906	126,027	377,869	757,082	6,981,751



14. 固定資產 *(續)*

(a) 上文所包括之土地及樓宇、投資物業、酒店物業與高速公路及有關建築物乃根據下列租賃年期持有：

本集團

	香港 千港元	其他地方 千港元	總額 千港元
長期租賃	145,905	—	145,905
中期租賃	56,840	4,463,148	4,519,988
	202,745	4,463,148	4,665,893

(b) **在建工程**

在建工程指下列於二零零二年十二月三十一日尚未竣工之主要項目：

本集團

項目名稱	預計竣工年份	千港元
王府井北廈	二零零三年	186,750
啤酒生產廠房	二零零三年至 二零零四年	331,461
其他項目	各異	75,187
		593,398

(c) **投資及酒店物業**

本集團

	投資物業 千港元	酒店物業 千港元	總額 千港元
於二零零二年一月一日	273,738	483,344	757,082
增加	12,138	—	12,138
出售	(2,965)	(8,471)	(11,436)
出售附屬公司	—	(465,763)	(465,763)
重估盈餘／(虧絀)淨額	(5,661)	8,568	2,907
滙兑調整	11	81	92
於二零零二年十二月三十一日	277,261	17,759	295,020



14. 固定資產（*續*）

(d) 上述若干於結算日賬面淨值總額達512,629,000港元（二零零一年：501,996,000港元）之土地及樓宇、廠房及機器、投資及酒店物業已作抵押，以取得若干授予本集團之銀行及其他貸款（*附註33*）。

(e) 於二零零二年十二月三十一日，投資及酒店物業已由獨立合資格專業估值師戴德梁行有限公司、世邦魏理仕有限公司及美國評值有限公司重估其價值。投資物業乃按公開市場收入資本化基準或公開市值基準，以直接比較法或折餘重置成本法重估。酒店物業乃按公開或公允市場收入資本化基準重估。

(f) 本集團及本公司有若干土地及樓宇於截至二零零零年十二月三十一日止年度按其當時之賬面值41,000,000港元從投資物業中重新分類，該賬面值由獨立合資格專業估值師戴德梁行有限公司於一九九九年十二月三十一日按公開市值估值。

(g) 假如本集團經重估之酒店物業以及土地及樓宇以歷史成本減累計折舊列賬，則賬面值會分別為21,506,000港元（二零零一年：350,239,000港元）及37,152,000港元（二零零一年：38,053,000港元）。

(h) 投資物業以經營租賃租予第三方，詳情概述於財務報表附註42(a)。本集團之投資物業在本年度之已收及應收租金合共20,598,000港元（二零零一年：20,291,000港元）。



14. 固定資產（續）

本公司

	土地及樓宇 千港元	租賃物業裝修 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	投資物業 千港元	總額 千港元
成本或估值：						
於二零零二年一月一日	41,000	9,239	4,386	940	142,000	197,565
增加	—	—	247	—	—	247
出售	—	—	(25)	—	—	(25)
重估虧絀	—	—	—	—	(8,000)	(8,000)
於二零零二年十二月三十一日	41,000	9,239	4,608	940	134,000	189,787
包括：						
按成本	41,000	9,239	4,608	940	—	55,787
按二零零二年之估值	—	—	—	—	134,000	134,000
	41,000	9,239	4,608	940	134,000	189,787
累計折舊：						
於二零零二年一月一日	660	7,500	3,244	724	—	12,128
本年度撥備	932	1,510	784	151	—	3,377
出售	—	—	(24)	—	—	(24)
於二零零二年十二月三十一日	1,592	9,010	4,004	875	—	15,481
賬面淨值：						
於二零零二年十二月三十一日	39,408	229	604	65	134,000	174,306
於二零零一年十二月三十一日	40,340	1,739	1,142	216	142,000	185,437

本公司之土地及樓宇以及投資物業全部位於中國大陸，並按中期租賃持有。



15. 無形資產

本集團

	特許經營權	信息管理系統	遞延開發成本	總額
	千港元	千港元	千港元	千港元
	(附註a)		(附註b)	
成本：				
於二零零二年一月一日	1,469,369	18,868	—	1,488,237
收購一間附屬公司	614,313	—	—	614,313
增加	—	—	11,130	11,130
出售一間附屬公司	(56,523)	—	—	(56,523)
滙兑調整	162	—	—	162
於二零零二年十二月三十一日	2,027,321	18,868	11,130	2,057,319
累計攤銷：				
於二零零二年一月一日	216,166	315	—	216,481
本年度撥備	89,982	1,887	—	91,869
出售一間附屬公司	(5,652)	—	—	(5,652)
滙兑調整	38	—	—	38
於二零零二年十二月三十一日	300,534	2,202	—	302,736
賬面淨值：				
於二零零二年十二月三十一日	1,726,787	16,666	11,130	1,754,583
於二零零一年十二月三十一日	1,253,203	18,553	—	1,271,756



15. 無形資產（續）

(a) 特許經營權

(i) 根據北京龍慶峽旅遊發展有限公司（「龍慶峽旅遊」）與延慶龍慶峽管理處（「龍慶峽管理」）於一九九八年六月十七日簽訂的特許經營權協議，龍慶峽旅遊以代價人民幣60,000,000元從龍慶峽管理收購一項經營權，據此自一九九八年八月十九日起四十年期間於龍慶峽（北京景點）銷售入場券及提供旅遊服務。龍慶峽旅遊應付一項附加特許權費用，此等費用乃參照龍慶峽旅遊於會計年度內之營業額，並根據以下的累進率計算：

營業額	特許權收費率
超過人民幣35,000,000元但少於人民幣70,000,000元的部份（包括上下限金額）	20%
超過人民幣70,000,000元但少於人民幣100,000,000元的部份（包括上下限金額）	30%
超過人民幣100,000,000元的部份	40%

龍慶峽旅遊乃本公司間接擁有75%的附屬公司，而本公司於龍慶峽旅遊的全部股本權益已於二零零二年十一月轉讓予北京旅遊發展有限公司（「北京旅遊發展」，為本公司的共同控制公司），作為本集團的出資額，更多詳情載於財務報表附註45(w)。據此，特許經營權已隨後轉讓予北京旅遊發展集團。

(ii) 根據本公司與北京市自來水公司（「北京自來水」）於一九九八年七月十三日簽訂的特許經營權協議，本公司以代價人民幣1,500,000,000元從北京自來水收購一項經營權，據此自一九九八年十一月二十四日起二十年期間於北京營運一自來水淨化及處理廠（第九號一期）以及銷售淨化水。北京自來水已向本公司保證，於特許經營權期限內，每年從自來水淨化及處理業務會取得人民幣210,000,000元的現金流入淨額。該項獲授予的特許權隨後已由本公司轉讓予北京北控制水有限公司，該全資附屬公司為本公司為了持有此經營權及參與自來水淨化及處理業務而設立。

(iii) 根據 Hong Kong Zhong Ji Facility Investments Co. Ltd.（「Zhong Ji」，為本公司年內收購而間接擁有96.5%的附屬公司）與深圳市石觀公路有限公司（「石觀公路公司」）於二零零一年七月十八日簽訂的合作合營協議，共同建立深圳觀順公路管理有限公司（「深圳觀順」，為本公司間接擁有53.08%的附屬公司），以及根據有關政府部門的批准，石觀公路公司以總代價人民幣652,000,000元轉讓一項經營權予深圳觀順，藉以自二零零二年四月十二日起二十年期間經營位於深圳市的深圳石觀公路。



15. 無形資產（*續*）

(b) 遞延開發成本

年內，本集團進行的科技發展計劃獲得一中國政府部門向本集團授出一項4,710,000港元的政府資助，並在計算遞延開發成本賬面值時以減免入賬。

16. 商譽及負商譽

因收購附屬公司及少數股東權益而產生、並於綜合資產負債表內資本化成為資產之商譽或確認之負商譽之數額如下：

本集團

	商譽 千港元	負商譽 千港元
成本：		
於二零零二年一月一日	129,469	(81,466)
收購附屬公司（*附註40(b)*）	42,256	(5,445)
收購少數股東權益	—	(412)
滙兌調整	—	(14)
於二零零二年十二月三十一日	171,725	(87,337)
累計攤銷／（確認為收入）：		
於二零零二年一月一日	2,981	(35,118)
本年度攤銷撥備／（確認為收入）	13,445	(37,318)
滙兌調整	—	(7)
於二零零二年十二月三十一日	16,426	(72,443)
賬面淨值：		
於二零零二年十二月三十一日	155,299	(14,894)
於二零零一年十二月三十一日	126,488	(46,348)



16. 商譽及負商譽（續）

誠如財務報表附註3所詳述，本集團在採納會計實務準則第三十號時已採用其過渡條文，該條文容許於二零零一年一月一日前因收購事項而產生之商譽及負商譽，繼續分別於綜合資本儲備中對銷或計入綜合資本儲備內。

於二零零一年一月一日前收購附屬公司所產生並保留於二零零二年十二月三十一日的綜合資本儲備之商譽及負商譽數額如下：

本集團

	於綜合資本儲備對銷之商譽 千港元	計入綜合資本儲備之負商譽 千港元
成本：		
於二零零二年一月一日	551,873	(756,635)
出售附屬公司時重新分類為共同控制公司之權益 — *附註18*	(121,850)	—
於二零零二年十二月三十一日	430,023	(756,635)
累計減值：		
於二零零二年一月一日及十二月三十一日	—	—
賬面淨值：		
於二零零二年十二月三十一日	430,023	(756,635)
於二零零一年十二月三十一日	551,873	(756,635)



17. 附屬公司權益

	本公司	
	二零零二年	二零零一年
	千港元	千港元
非上市股份，按成本	**3,970,343**	3,764,724
應收附屬公司款項	**2,182,269**	2,291,313
借予一間附屬公司之貸款	**20,255**	200,226
應付附屬公司款項	**(390,511)**	(382,808)
	5,782,356	5,873,455
減：減值撥備	**(92,035)**	(55,000)
	5,690,321	5,818,455

應收／應付附屬公司款項乃無抵押、免息及無固定償還期。於二零零二年十二月三十一日，借予一間附屬公司之貸款乃無抵押、須按年期相若之銀行貸款之市場息率計息，並須於二零零三年償還。

主要附屬公司之詳情如下：

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
北京燕京啤酒股份有限公司*	中國／中國大陸	普通股 人民幣667,424,500元	—	55.45	生產及銷售啤酒
燕京啤酒(包頭雪鹿)股份有限公司	中國／中國大陸	人民幣128,543,384元	—	28.6†	生產及銷售啤酒
北京燕京(桂林漓泉)股份有限公司δ	中國／中國大陸	人民幣99,000,000元	—	37.75†	生產及銷售啤酒
燕京啤酒(赤峰)有限責任公司	中國／中國大陸	人民幣83,070,200元	—	48.15†	生產及銷售啤酒



17. 附屬公司權益 *(續)*

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
燕京啤酒(贛州)有限責任公司	中國／中國大陸	人民幣86,880,000元	—	33.5†	生產及銷售啤酒
燕京啤酒(衡陽)有限責任公司	中國／中國大陸	人民幣180,660,000元	—	51.99	生產及銷售啤酒
湖南燕京啤酒有限公司	中國／中國大陸	人民幣95,000,000元	—	49.62†	生產及銷售啤酒
江西燕京啤酒有限責任公司	中國／中國大陸	人民幣129,511,385元	—	42.1†	生產及銷售啤酒
燕京啤酒(萊州)有限公司	中國／中國大陸	人民幣187,053,800元	—	69	生產及銷售啤酒
燕京啤酒(山東無名)股份有限公司	中國／中國大陸	人民幣83,499,643元	—	30.91†	生產及銷售啤酒
燕京啤酒(襄樊)股份有限公司	中國／中國大陸	人民幣80,700,000元	—	52.71	生產及銷售啤酒
福建燕京啤酒有限公司[6]	中國／中國大陸	人民幣50,000,000元	—	49.91†	生產及銷售啤酒
北京王府井百貨(集團)股份有限公司(「王府井百貨」)#	中國／中國大陸	普通股 人民幣392,973,026元	—	50.1	經營百貨大樓
成都王府井百貨有限公司	中國／中國大陸	人民幣50,000,000元	—	35.07†	經營百貨大樓



17. 附屬公司權益（續）

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
廣州王府井百貨大樓有限責任公司	中國／中國大陸	人民幣10,000,000元	—	49.60†	經營百貨大樓
武漢王府井百貨有限責任公司δ	中國／中國大陸	人民幣10,000,000元	—	30.06†	經營百貨大樓
包頭王府井百貨有限責任公司δ	中國／中國大陸	人民幣10,000,000元	—	50.08	經營百貨大樓
北京三元食品股份有限公司（「三元」）	中國／中國大陸	人民幣485,000,000元	—	74.77	生產及銷售奶製品
呼倫貝爾三元乳業有限責任公司	中國／中國大陸	人民幣41,249,861元	—	48.60†	生產及銷售奶製品
北京首都高速公路發展有限公司	中國／中國大陸	64,053,700美元	—	96	經營高速公路
深圳觀順公路管理有限公司δ	中國／中國大陸	人民幣217,500,000元	—	53.08	經營收費公路
北京北控制水有限公司	中國／中國大陸	1,000,000美元	100	100	經營自來水廠
北京宏業房地產開發公司	中國／中國大陸	人民幣30,000,000元	—	50†	物業投資及發展
北京三元嘉銘房地產開發有限公司	中國／中國大陸	人民幣30,000,000元	—	56.08	物業發展



17. 附屬公司權益(續)

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
北京控股磁懸浮技術發展有限公司	中國／中國大陸	人民幣80,000,000元／人民幣100,000,000元	51	59.7	研究及發展磁浮科技以及提供有關服務
北京發展(香港)有限公司[π]	香港	446,258,750港元	—	53.93	投資控股
北控軟件有限公司	中國／中國大陸	人民幣50,000,000元	—	32.36[†]	提供信息管理系統服務
北京電信通智通科技有限公司	中國／中國大陸	人民幣65,000,000元	—	53.93	建設信息網絡、提供資訊科技技術支援及顧問服務、及買賣資訊科技產品
Human Education Information Service Co., Ltd.[δ]	中國／中國大陸	人民幣10,000,000元	—	32.36[†]	建設信息網絡、提供資訊科技技術支援
北控高科技發展有限公司	中國／中國大陸	30,000,000美元	80	80	投資控股
北京控股投資管理有限公司	中國／中國大陸	61,100,000港元	100	100	提供管理及顧問服務



17. 附屬公司權益*(續)*

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	應佔股本權益百分比 本公司	應佔股本權益百分比 本集團	主要業務
北京豐收葡萄酒有限公司	中國／中國大陸	2,700,000美元	51	51	生產及銷售葡萄酒
北京順興葡萄酒有限公司	中國／中國大陸	人民幣11,880,000元	51	51	生產及銷售葡萄酒
北京西餐食品有限公司	中國／中國大陸	人民幣15,750,000元	—	95	加工及銷售食品
北京發展物業投資管理有限公司	中國／中國大陸	4,000,000美元	—	46.11†	物業投資
Beijing Enterprises (Properties) Limited	英屬處女羣島／香港	普通股160美元	100	100	物業投資
雄建實業有限公司	香港	普通股2港元	100	100	物業投資
北京燕京中發生物技術有限公司	中國／中國大陸	人民幣40,000,000元	—	44.36†	生產及銷售生化產品

† 鑑於對此等公司的控制，此等公司作為附屬公司入賬。

* 燕京啤酒的股份在深圳證券交易所上市。本集團所持有燕京啤酒之股份為法人股份，不得在任何證券交易所買賣。

王府井百貨的股份在上海證券交易所上市。本集團所持有約194,594,400股王府井百貨之股份(或49.52%權益)為法人股份，不得在任何證券交易所買賣。

π 北京發展之股份在聯交所上市。

δ 於年內收購／註冊成立。

董事局認為，上表所列之本公司附屬公司為影響本年度業績或組成本集團資產淨值主要部份之附屬公司。董事局認為提供其他附屬公司之詳情會令篇幅過於冗長。



18. 共同控制公司權益

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
非上市股份，按成本	—	—	**28,286**	—
應佔資產淨值	**1,067,492**	570,985	—	—
收購產生之商譽	**22,381**	19,717	—	—
應收共同控制公司款項	**10,023**	8,754	—	—
應付共同控制公司款項	**(51,900)**	(4,004)	—	—
	1,047,996	595,452	**28,286**	—

因收購共同控制公司而產生，並於綜合資產負債表內資本化成為資產之商譽，其數額如下：

本集團

	商譽
	千港元
成本：	
於二零零二年一月一日	20,398
收購共同控制公司	7,358
滙兑調整	5
於二零零二年十二月三十一日	27,761
累計攤銷：	
於二零零二年一月一日	681
本年度已撥備攤銷	4,699
於二零零二年十二月三十一日	5,380
賬面淨值：	
於二零零二年十二月三十一日	22,381
於二零零一年十二月三十一日	19,717



18. 共同控制公司權益 *(續)*

誠如財務報表附註3所詳述，本集團在採納會計實務準則第三十號時已採用其過渡條文，該條文允許於二零零一年一月一日前因收購而產生之商譽仍然於綜合資本儲備中抵銷。

於二零零一年一月一日前收購共同控制公司時產生且仍然列於綜合資本儲備內的商譽如下：

本集團

	以綜合資本儲備抵銷的商譽 千港元
成本：	
於二零零二年一月一日	—
出售附屬公司時從商譽及負商譽重新分類 — *附註16*	121,850
於二零零二年十二月三十一日	121,850
累計減值：	
於二零零二年一月一日及十二月三十一日	—
淨額：	
於二零零二年十二月三十一日	121,850
於二零零一年十二月三十一日	—

應收／應付共同控制公司款項為無抵押、免息及無固定償還期。

本公司應收共同控制公司的應收賬項結餘於財務報表附註26披露。



18. 共同控制公司權益(*續*)

主要共同控制公司之詳情如下：

公司名稱	營業結構	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	百分比 本集團應佔擁有權權益	百分比 投票權	百分比 攤分溢利	主要業務
燕京啤酒(曲阜三孔)有限責任公司	公司	中國／中國大陸	人民幣230,769,200元	46.6	57.1	52	生產及銷售啤酒
北京麥當勞食品有限公司(「北京麥當勞」)	公司	中國／中國大陸	20,800,000美元	37.39	50	50	提供快餐服務
北京旅遊發展有限公司δ	公司	開曼群島	10,000港元	40	44.4	40	投資控股
北京市建國飯店公司(「建國飯店」)#	公司	中國／中國大陸	23,000,000美元	20.2	50.5	50.5	酒店營運
北京市八達嶺旅遊股份有限公司(「八達嶺旅遊」)#	公司	中國／中國大陸	人民幣286,000,000元	30	75	75	旅遊業務營運及酒店營運
北京市龍慶峽旅遊發展有限公司#	公司	中國／中國大陸	人民幣120,000,000元	30	75	75	旅遊業務營運
北京王府井百貨商業物業管理有限公司	公司	中國／中國大陸	59,600,000美元	25.05	50	50	提供零售管理服務
北京雙安商場有限責任公司	公司	中國／中國大陸	人民幣280,000,000元	25.05	42.9	50	經營百貨大樓
中關村國際商城發展有限公司	公司	中國／中國大陸	人民幣100,000,000元	26.05	50	52	物業發展
北京秦昌玻璃有限公司†δ	公司	中國／中國大陸	人民幣100,000,000元	30	28.6	30	生產及銷售玻璃



18. 共同控制公司權益（續）

\# 年內，本集團將其酒店及旅遊業務絕大部份出售予北京旅遊發展（本公司的共同控制公司）後，此等公司均作為本公司的共同控制公司入賬，而有別於先前作為本公司的附屬公司，詳情載於財務報表附註45(w)。

† 除直接持有該共同控制公司外，所有其他共同控制公司均由本公司間接持有。

§ 年內收購／註冊成立的公司。

董事局認為，上表所列之本集團共同控制公司為影響本年度業績或組成本集團資產淨值主要部份之公司。董事局認為提供其他共同控制公司之詳情會令篇幅過於冗長。

以下為建國飯店、八達嶺旅遊及龍慶峽旅遊其他額外財務資料之簡明概要，此等公司已如上文所述於年內成為本集團的共同控制公司：

	建國飯店		八達嶺旅遊		龍慶峽旅遊	
	二零零二年	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元
業績						
營業額	**107,967**	107,712	**91,047**	154,058	**42,257**	35,676
除稅前溢利	**12,828**	14,547	**34,807**	16,662	**10,640**	4,441
除稅後溢利	**8,121**	11,296	**16,605**	16,662	**6,572**	2,567
本集團除稅後應佔溢利*	**4,101**	5,704	**12,454**	12,497	**4,929**	1,925

* 建國飯店、八達嶺旅遊及龍慶峽旅遊之經營業績已經綜合入本集團截至二零零一年及二零零二年十二月三十一日止年度的財務報表中，直至此等公司於二零零二年十二月轉為本集團的共同控制公司為止。



18. 共同控制公司權益 *(續)*

	建國飯店		八達嶺旅遊		龍慶峽旅遊	
	二零零二年	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元
資產及負債						
固定資產	**272,084**	272,749	**360,023**	379,376	**39,615**	37,961
特許經營權	—	—	—	—	**50,871**	52,276
其他非流動資產	**2,561**	2,355	**29,821**	2,594	—	—
流動資產	**50,351**	39,369	**90,724**	112,688	**37,936**	38,624
流動負債	**(26,063)**	(21,484)	**(160,153)**	(171,245)	**(9,940)**	(4,910)
非流動負債	—	—	**(20,725)**	(39,560)	—	—
資產淨值	**298,933**	292,989	**299,690**	283,853	**118,482**	123,951
本集團應佔資產淨值	**150,961**	147,959	**224,767**	212,890	**88,862**	92,963

19. 聯營公司權益

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
非上市股份，按成本	—	—	**141,742**	113,473
應佔資產淨值	**339,865**	380,718	—	—
應收聯營公司款項	**63,808**	36,053	—	1,778
借予聯營公司之貸款	—	176,070	—	141,285
應付一間聯營公司之款項	**(317)**	—	—	—
	403,356	592,841	**141,742**	256,536

誠如財務報表附註3所詳述，本集團在採納會計實務準則第三十號時已採用其過渡條文，該條文允許於二零零一年一月一日前因收購而產生之商譽仍然於綜合資本儲備抵銷。

於二零零一年一月一日前收購聯營公司而產生且仍然列於綜合資本儲備之商譽，於二零零二年一月一日及十二月三十一日為224,569,000港元。商譽乃按成本列賬。



19. 聯營公司權益（續）

上年度借予聯營公司之貸款乃無抵押，當中包括一項為數34,785,000港元之免息貸款及一項為數141,285,000港元並按年利率5.85厘計息之貸款。應收／應付聯營公司之款項乃無抵押、免息且無固定償還期。

主要聯營公司之詳情如下：

公司名稱	營業結構	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	百分比 本集團應佔擁有權權益	投票權	攤分溢利	主要業務
北京國際交換系統有限公司	公司	中國／中國大陸	45,520,000美元	40	33.3	40	生產及銷售電訊產品
北京北大維信生物科技有限公司[†]	公司	中國／中國大陸	人民幣80,000,000元	26.55	22.2	26.55	生產及銷售保健產品
中生北控生物科技股份有限公司	公司	中國／中國大陸	人民幣70,017,528元	28	33.3	35	生產及銷售藥品
北京市政交通一卡通有限公司	公司	中國／中國大陸	人民幣50,000,000元	38	22.2	38	開發及經營智能卡系統
北京機電院高技術股份有限公司[δ]	公司	中國／中國大陸	人民幣130,000,000元	40	36.4	40	生產及銷售機電設備

† 除直接持有該聯營公司外，所有其他聯營公司均由本公司間接持有。

δ 於年內註冊成立。

董事局認為，上表所列之本集團聯營公司為影響本年度業績或組成本集團資產淨值主要部份之公司。董事局認為提供其他聯營公司之詳情會令篇幅過於冗長。



19. 聯營公司權益（續）

以下為主要聯營公司 — 北京國際交換系統有限公司其他額外財務資料之簡明概要：

	截至十二月三十一日止年度	
	二零零二年	二零零一年
	千港元	千港元
業績		
營業額	**1,438,277**	3,828,029
除税前溢利	**109,900**	487,634
除税後溢利	**88,520**	407,725
本集團應佔之除税後溢利	**35,408**	163,090

	十二月三十一日	
	二零零二年	二零零一年
	千港元	千港元
資產及負債		
固定資產	**228,965**	213,700
其他非流動資產	**375,064**	464,714
流動資產	**1,516,514**	2,679,144
流動負債	**(1,711,187)**	(2,652,129)
非流動負債	**(9,710)**	(22,816)
資產淨值	**399,646**	682,613
本集團應佔之資產淨值	**159,858**	273,045



20. 有抵押銀行存款及定期存款

	本集團	
	二零零二年	二零零一年
	千港元	千港元
有抵押銀行存款	**27,673**	15,937
有抵押定期存款	**45,082**	24,634
	72,755	40,571
減：列作流動資產之部份	**(62,854)**	(29,719)
長期部份	**9,901**	10,852

(i) 為數44,116,000港元(二零零一年：24,634,000港元)之短期有抵押定期存款及上年度為數5,085,000港元之短期有抵押存款已質押予銀行，作為本集團獲授若干短期銀行貸款之抵押。

(ii) 為數9,901,000港元(二零零一年：10,852,000港元)之長期有抵押銀行存款及為數17,772,000港元(二零零一年：無)之短期有抵押銀行存款已質押予銀行，作為若干購買本集團持作出售物業之買家償還按揭貸款之抵押。

(iii) 為數966,000港元(二零零一年：無)之短期有抵押定期存款已質押作為投標及合同之擔保。

21. 長期投資

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
香港之上市股權投資，按成本	**52,100**	20,100	**20,100**	20,100
非上市股權投資，按成本	**376,045**	316,690	**82,176**	82,176
	428,145	336,790	**102,276**	102,276
減：減值撥備	**(78,016)**	(32,304)	**(17,600)**	(15,100)
	350,129	304,486	**84,676**	87,176
上市投資之市值	**18,100**	1,480	**650**	1,480

於本財務報表核准當日，本集團及本公司長期上市股權投資之市值分別為3,050,000港元及650,000港元。



22. 短期投資

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
上市股權投資，按市值：				
香港	**11,815**	30,629	**11,616**	29,645
其他地方	**7,154**	14,191	—	—
	18,969	44,820	**11,616**	29,645
中國大陸之非上市股權投資，按公允值	**1,074**	—	—	—
其他地方之非上市基金，按公允值	**27,239**	—	**27,239**	—
	47,282	44,820	**38,855**	29,645

於本財務報表核准當日，本集團及本公司短期上市股權投資之市值分別為15,595,000港元及15,360,000港元。

23. 持作出售之物業

本集團持作出售之物業以可變現淨值列賬，於結算日之賬面值為94,459,000港元（二零零一年：46,000,000港元）。

本集團持作出售之若干物業於結算日之賬面總值為11,527,000港元（二零零一年：11,587,000港元），該等物業已經抵押，作為本集團獲授若干銀行及其他貸款之抵押品*（附註33）*。

24. 發展中物業

	本集團	
	二零零二年	二零零一年
	千港元	千港元
按成本	**296,537**	141,303
減：列作流動資產之部份	**(174,735)**	—
長期部份	**121,802**	141,303



25. 存貨

	本集團	
	二零零二年	二零零一年
	千港元	千港元
原料	**741,820**	697,964
在製品	**65,826**	60,875
製成品	**110,025**	117,586
商品	**54,137**	66,543
	971,808	942,968

於二零零二年十二月三十一日，並無存貨按可變現淨值列賬(二零零一年：23,874,000港元)。

26. 應收賬項

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及經營的業務而定。公司會編製應收賬項的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。

應收賬項於結算日之賬齡分析如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
一年內	**499,457**	458,626	**1,872**	8,500
一至兩年	**66,518**	32,367	—	9,098
兩至三年	**5,754**	1,987	—	—
三年以上	**110**	—	—	—
	571,839	492,980	**1,872**	17,598

本集團於結算日之應收賬項包括本集團在日常業務過程中進行之交易所產生為數23,722,000港元(二零零一年：2,096,000港元)應收共同控制公司之款項。共同控制公司之結餘為無抵押、免息及於與本集團給予其主要客戶相若的信貸期內償還。



27. 其他應收款項

		本集團		本公司	
		二零零二年	二零零一年	**二零零二年**	二零零一年
	附註	**千港元**	千港元	**千港元**	千港元
預付款項		**36,304**	31,086	**3,506**	3,332
按金及其他應收款項		**512,440**	415,607	**26,632**	9,688
應收關連公司款項	28	**118,565**	38,444	**15,284**	—
應收控股公司款項	28	**6,396**	4,263	—	—
		673,705	489,400	**45,422**	13,020
減：列作流動資產之部份		**(673,705)**	(482,402)	**(45,422)**	(13,020)
長期部份		—	6,998	—	—

上年度其他應收款項之長期部份指應收北京燕京啤酒集團公司(「燕京啤酒集團」)有關向本集團退回若干市場推廣資助之款項，該款項將於二零零三年十二月三十一日收取。燕京啤酒集團為一關連公司，擁有燕京啤酒的實益權益。

本集團於結算日之存款及其他應收款項包括本集團在日常業務過程中進行購買原料所產生為數28,752,000港元(二零零一年：無)預付一間關連公司款項。該關連公司結餘為無抵押及免息。

28. 應收／應付關連公司及控股公司款項

應收／應付關連公司款項指應收／應付本集團若干合營夥伴之款項。該等結餘乃無抵押、免息及無固定償還期。

應收／應付控股公司款項乃無抵押、免息及無固定償還期。



29. 現金及現金等價物

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
現金及銀行存款	**2,012,703**	1,874,474	**8,092**	7,757
定期存款	**1,660,335**	2,197,806	**703,672**	767,568
	3,673,038	4,072,280	**711,764**	775,325
減：有抵押銀行存款及定期存款 — *附註20*	**(72,755)**	(40,571)	—	—
	3,600,283	4,031,709	**711,764**	775,325

30. 應付賬項

本集團之應付賬項於結算日之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
一年內	**561,721**	381,294
一至兩年	**52,186**	3,057
兩至三年	**4,786**	2,930
三年以上	**14,159**	18,079
	632,852	405,360

本集團之應付賬項包括本集團在日常業務過程中進行交易所產生為數92,410,000港元(二零零一年：18,764,000港元)應付關連公司款項。該等結餘為無抵押、免息及須於與關連公司向其主要客戶提供之相若信貸期內償還。



31. 應繳稅項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
所得稅／利得稅	**71,296**	36,322	—	—
消費稅	**52,210**	47,398	—	—
增值稅	**90,347**	72,738	—	—
營業稅	**18,041**	15,076	—	1,275
其他	**9,525**	23,081	**8,083**	8,082
	241,419	194,615	**8,083**	9,357

32. 其他應付款項及應計負債

		本集團		本公司	
		二零零二年	二零零一年	二零零二年	二零零一年
	附註	千港元	千港元	千港元	千港元
應計負債		**164,953**	137,350	—	25,921
其他負債		**600,108**	666,048	**24,023**	—
應付關連公司款項	28	**233,273**	205,940	**23,183**	7,023
應付控股公司款項	28	**8,596**	25,078	**8,596**	25,078
		1,006,930	1,034,416	**55,802**	58,022



33. 銀行及其他借貸

	本集團		本公司	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
銀行透支額，有抵押	—	11,484	—	—
銀行貸款：				
有抵押	**507,630**	260,413	—	—
無抵押	**3,309,677**	4,137,399	**1,400,850**	1,401,840
	3,817,307	4,397,812	**1,400,850**	1,401,840
其他貸款，無抵押	**431,032**	284,552	—	—
銀行及其他貸款總額	**4,248,339**	4,693,848	**1,400,850**	1,401,840
須於一年內或按要求償還之銀行透支額	—	11,484	—	—
須於下列年期償還之銀行貸款：				
一年內	**1,659,030**	2,750,160	—	—
第二年	**694,190**	127,857	—	—
第三年至第五年（首尾兩年包括在內）	**1,451,010**	1,488,405	**1,400,850**	1,401,840
五年後	**13,077**	31,390	—	—
	3,817,307	4,397,812	**1,400,850**	1,401,840
須於下列年期償還之其他貸款：				
一年內	**120,859**	94,791	—	—
第二年	**45,635**	31,867	—	—
第三年至第五年（首尾兩年包括在內）	**109,319**	95,729	—	—
五年後	**155,219**	62,165	—	—
	431,032	284,552	—	—
銀行及其他貸款總額	**4,248,339**	4,693,848	**1,400,850**	1,401,840
減：列作流動負債之部份	**(1,779,889)**	(2,856,435)	—	—
長期部份	**2,468,450**	1,837,413	**1,400,850**	1,401,840



33. 銀行及其他借貸 *(續)*

(a) 其他貸款包括來自關連公司為數223,371,000港元(二零零一年：無)及來自獨立第三方為數3,961,000港元(二零零一年：4,047,000港元)的免息貸款。餘下之其他203,700,000港元(二零零一年：280,505,000港元)貸款，年息由5厘至7厘(二零零一年：6厘至7厘)不等。

(b) 本集團於結算日之無抵押銀行貸款中，有349,985,000港元(二零零一年：208,206,000港元)由北京市政府屬下一個部門及本集團在中國之若干附屬公司或彼等之聯營公司之合營夥伴及兩名獨立第三方提供擔保。

(c) 本集團若干銀行及其他貸款有以下抵押：

(i) 以本集團於結算日賬面總值為512,629,000港元(二零零一年：501,996,000港元)之土地及樓宇、廠房及機器、投資及酒店物業按揭作抵押。

(ii) 以本集團於結算日賬面總值為11,527,000港元(二零零一年：11,587,000港元)之若干持作出售之物業按揭作抵押。

(iii) 本集團於結算日合共為44,116,000港元(二零零一年：29,719,000港元)之若干銀行存款及定期存款按揭作抵押。

34. 可換股債券

於二零零二年十月十六日，本公司間接持有55.45%的附屬公司 — 燕京啤酒以面值發行年期5年1.2厘可換股債券(「可換股債券」)，本金總額為人民幣700,000,000元，每張面值為人民幣100元。

債券持有人可選擇將可換股債券轉換為燕京啤酒的已繳足普通股份，轉換價為每股人民幣10.49元(受若干事件調整規限)。可換股債券的轉換期間由二零零三年十月十六日至二零零七年十月十六日(「轉換期」)(包括首尾兩日)。除非可換股債券已於早前贖回、轉換或購回及註銷，可換股債券可於轉換期結束時連同任何應計利息以面值贖回。



34. 可換股債券（*續*）

在轉換期內，燕京啤酒有權在燕京啤酒的普通股份收市價持續二十天較當時的可換股債券轉換價高於30%時，以贖回價格每張人民幣102元（受若干事件調整規限）贖回全部或部份可換股債券。另一方面，當燕京啤酒的普通股份收市價持續二十天較當時的可換股債券的轉換價低於30%，股東有權要求燕京啤酒以贖回價格（受若干事件調整規限）贖回可換股債券。

於二零零二年四月十一日的股東特別大會上，本公司股東批准本公司擔保可換股債券。擁有燕京啤酒實益權益的燕京啤酒集團承諾向本公司提供相互彌償，賠償本公司在該項擔保超出本公司在燕京啤酒55.45%實際比例權益之部份時出現的或然負債。

35. 其他長期負債

	本集團	
	二零零二年	二零零一年
	千港元	千港元
退休金及有關負債	**14,131**	18,838
其他	**49,165**	9,166
	63,296	28,004

36. 遞延稅項

	本集團	
	二零零二年	二零零一年
	千港元	千港元
於一月一日	**18,558**	6,461
年內撥備 — *附註10*	**2,946**	12,098
滙兑調整	**3**	(1)
於十二月三十一日	**21,507**	18,558



36. 遞延稅項（續）

本集團遞延稅項撥備及未於財務報表確認之遞延稅項資產狀況之主要成份如下：

	已撥備		未撥備	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
加速折舊免稅額	**21,507**	18,558	—	—
稅項虧損	—	—	**(15,581)**	(14,748)
	21,507	18,558	**(15,581)**	(14,748)

稅項虧損產生之遞延稅項資產由於不肯定可於可見將來變現，故此並無在財務報表內確認。

重估本集團之土地及樓宇、投資及酒店物業並不構成時間差距，因此，並無估計潛在遞延稅項之數額。

本公司並無未撥備之重大潛在遞延稅項負債。

37. 股本

	本公司	
	二零零二年	二零零一年
	千港元	千港元
法定股本：		
2,000,000,000股每股面值0.10港元之普通股	**200,000**	200,000
已發行及繳足股本：		
622,500,000股每股面值0.10港元之普通股	**62,250**	62,250

購股權

本公司購股權計劃及根據該計劃而發行的購股權的詳情載於財務報表附註38。本年度未有購股權授出或獲行使。



38. 購股權計劃

如在財務報表附註2及附註3「僱員福利」一段所闡釋，本年度採用會計實務準則第三十四號。因此，現把有關本公司購股權計劃的以下詳細披露資料列入財務報表的附註中。於上年度，此等披露列於董事局報告中，因此等披露亦為上市規則的規定。

本公司

本公司設有一項購股權計劃（「該計劃」），旨在向曾對本集團成就有所貢獻之合資格僱員提供鼓勵和獎勵。本公司董事局可酌情邀請本公司及其任何附屬公司之僱員（包括執行董事）按每份購股權1港元之價格，接納可認購本公司普通股之購股權。該項計劃於一九九七年五月十六日生效，除非該計劃另行取消或修訂，否則該計劃由當日起有效十年。

目前可以根據該計劃授出之未行使購股權，在行使時可認購之股份不得多於本公司任何時間已發行股份之10%（「購股權數上限」）。任何人士若全面行使購股權後，會導致該位人士根據先前獲授以及上述之購股權而獲發行及將予發行之股份總數超出購股權數上限之25%，則不得向該位人士授出購股權。於二零零二年十二月三十一日，根據該計劃已授出之購股權可發行之股份為17,550,000股，約佔本公司當日已發行股份之2.8%。

購股權不得轉讓，屬承授人個人所有。購股權可以全面或部份行使，或可視為全面或部份行使（視乎情況而定）。

購股權之行使期間由董事局酌情決定，然而，購股權不得在授出之日起十年後行使。購股權不得在該計劃獲准之日十年以後授出。

購股權之行使價由董事局釐定，但不得低於下列兩者中之較高者：(i) 一股普通股之面值；及(ii)該購股權授出之日前五個交易日，本公司普通股於聯交所所報之每股平均收市價之80%。



38. 購股權計劃 *(續)*

本公司 *(續)*

以下是根據該計劃授出而於二零零二年十二月三十一日尚未行使之購股權：

		持有購股權之數目			
		附註(a)		*附註(b)*	
		二零零二年	二零零一年	**二零零二年**	二零零一年
董事：					
胡昭廣先生		**400,000**	400,000	**3,600,000**	3,600,000
白金榮先生	*附註(c)*	—	240,000	—	2,160,000
邢春華先生		**240,000**	240,000	**2,160,000**	2,160,000
鄭萬河先生		**200,000**	200,000	**1,800,000**	1,800,000
魏恩鴻先生		**200,000**	200,000	**1,800,000**	1,800,000
李福成先生		**200,000**	200,000	**1,800,000**	1,800,000
李中根先生		**200,000**	200,000	**1,800,000**	1,800,000
		1,440,000	1,680,000	**12,960,000**	15,120,000
僱員合計		**320,000**	320,000	**2,830,000**	2,830,000
		1,760,000	2,000,000	**15,790,000**	17,950,000

附註：

(a) 該等購股權於一九九八年三月三日授出，行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之現金代價為1港元。該等購股權可於一九九八年九月一日起計其後十年內隨時行使。該等購股權於年內概未獲行使。

(b) 該等購股權於一九九八年六月二十三日授出，行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之代價為1港元。該等購股權可分成九個等份行使。首部份可於一九九九年一月一日起隨時行使，而其餘每一部份可於其後年度每年之一月一日起行使。所有(未行使)部份均可於二零零七年一月一日行使，而其後仍未被行使者將於二零零九年一月一日失效。該等購股權於年內概未獲行使。

(c) 由於白金榮先生於二零零二年十二月二十三日辭任，因此白金榮先生分別於一九九八年三月三日及一九九八年六月二十三日獲授之240,000份及2,160,000份購股權(合共2,400,000份購股權)於二零零二年十二月二十三日失效。



38. 購股權計劃（續）

北京發展

以下是本公司董事於二零零二年十二月三十一日，在根據本公司之間接附屬公司 — 北京發展（聯交所上市公司）之購股權計劃，獲授可認購北京發展股份之購股權之權益：

	持有購股權之數目			
	附註(a)		附註(b)	
	二零零二年	二零零一年	**二零零二年**	二零零一年
董事：				
熊大新先生	**2,800,000**	2,800,000	**1,200,000**	—
白金榮先生	**2,600,000**	2,600,000	**1,200,000**	—
	5,400,000	5,400,000	**2,400,000**	—

附註：

(a) 此等購股權於二零零一年六月十九日授出，每份購股權之行使價為1.13港元。此等購股權可分成兩個或三個等份行使。首部份可於二零零二年一月一日起隨時行使，而其餘每一部份可於其後年度每年之一月一日起行使。所有（未行使）購股權均於二零零六年六月二十六日失效。該等購股權於年內概未獲行使。

(b) 此等購股權於二零零二年一月十八日授出，每份購股權之行使價為1.00港元。北京發展於緊接授出購股權當日前的交易日在聯交所所報之收市價為0.98港元。此等購股權可分成三個等份行使。首部份可於二零零二年一月十八日起隨時行使，而其餘每一部份可於其後年度每年之一月一日起行使。所有（未行使）購股權均於二零零七年一月十七日失效。該等購股權於年內概未獲行使。

已授購股權之財務影響在購股權行使前，不會在本公司或本集團之資產負債表記錄入賬，而且亦不會在損益表或資產負債表記錄購股權之成本。在購股權行使時，本公司會將因而發行之股份按股份面值記錄為股本增加，而每股行使價超出股份面值之部份，本公司則會記入股份溢價賬中。在行使日期前失效或註銷之購股權會從尚未行使之購股權名單中刪除。

由於評估北京發展之購股權價值涉及多個主觀以及不明朗因素，任何對購股權價值之評估均建基於揣測假設上，因此評估購股權之價值意義不大，且亦有所誤導，所以董事認為不適宜向外披露北京發展年內授出之購股權之理論價值。



39. 儲備

(a) 本集團

(i) 本集團本年度及上年度之儲備及有關變動金額於財務報表第30頁至31頁之綜合股東權益變動表內呈列。

(ii) 本集團於年內採納會計實務準則第十一號(經修訂),詳情已於財務報表附註2及附註3「外幣」一段闡釋。因此,海外附屬公司、共同控制公司及聯營公司之損益表現按年內之加權平均滙率換算為港元,而非如過往按結算日適用之滙率換算。然而,此項會計政策之變動對財務報表並無造成任何重大影響,因此不必為上年度作出調整。

(iii) 中國儲備金為根據對本集團之中國附屬公司、共同控制公司及聯營公司適用之中國公司法或中外合資經營企業法撥出之儲備。本集團於二零零二年十二月三十一日之中國儲備金並無以現金股息之方式分派。

(iv) 於以往年度收購附屬公司、共同控制公司及聯營公司所產生之商譽及負商譽之若干數額仍繼續於綜合資本儲備內撇銷/計入綜合資本儲備,詳情載於財務報表附註16、18及19。

(b) 本公司

	股份溢價賬 千港元	保留溢利 千港元	總額 千港元
於二零零一年一月一日	4,839,497	534,737	5,374,234
本年度純利	—	352,318	352,318
二零零一年中期股息	—	(62,250)	(62,250)
建議派發二零零一年末期股息	—	(112,050)	(112,050)
於二零零一年十二月三十一日及 於二零零二年一月一日	4,839,497	712,755	5,552,252
本年度虧損淨額	—	(93,136)	(93,136)
二零零二年中期股息	—	(62,250)	(62,250)
建議派發二零零二年末期股息	—	(112,050)	(112,050)
於二零零二年十二月三十一日	4,839,497	445,319	5,284,816



40. 綜合現金流量表之附註

(a) 上年度調整

誠如財務報表附註2所詳述，本集團於本年度採納會計實務準則第十五號(經修訂)，導致綜合現金流量表之呈報方式有變。綜合現金流量表現時乃分三項呈列：經營業務、投資活動及融資活動之現金流量。綜合現金流量表過往乃以五項呈列，即上述三項連同投資回報及融資之現金流量以及已付税項之現金流量。呈報方式轉變令若干主要項目需再重新分類，即已付税項現時會計入經營業務之現金流量中，而已收利息及股息現時則計入投資活動之現金流量中，另已付股息現時則計入融資活動之現金流量中。二零零一年之比較綜合現金流量表的呈報方式已作出相應變動，以符合新的呈報方式。

根據會計實務準則第十五號(經修訂)，綜合現金流量表內若干項目之計算方法已經更改，詳情已於財務報表附註3「外幣」一段闡釋。海外附屬公司之現金流量現時按現金流量入賬當日適用之滙率換算為港元。海外附屬公司於整個年度內經常產生之現金流量則按本年度之加權平均滙率換算為港元，而海外附屬公司之現金流量在過往則按結算日適用之滙率換算為港元。然而，此項變動對二零零一年之比較現金流量並無重大影響。



40. 綜合現金流量表之附註 *(續)*

(b) 收購附屬公司

	二零零二年 千港元	二零零一年 千港元
購入之資產淨值：		
固定資產	**466,833**	599,339
特許經營權	**614,313**	—
於一間共同控制公司之權益	**14,255**	472
於聯營公司之權益	—	3,348
長期投資	**23,924**	—
持作出售物業	—	13,856
存貨	**12,146**	78,920
應收賬項	**17,998**	45,141
預付款項、按金及其他應收款項	**21,556**	46,321
應收聯營公司款項	—	65,240
應收關連公司款項	—	17,531
現金及銀行存款	**93,431**	492,787
應付賬項	**(76,813)**	(41,624)
應繳税項	**(38,057)**	(76,783)
應計負債及其他負債	**(67,270)**	(137,023)
應付共同控制公司款項	**(22,433)**	(7,944)
應付關連公司款項	—	(2,588)
銀行及其他借貸	**(426,518)**	(352,456)
其他長期負債	**(20,074)**	(12,337)
少數股東權益	**(161,960)**	(237,349)
資產淨值	**451,331**	494,851
收購時產生之商譽 *(附註16)*	**42,256**	69,425
收購時產生之負商譽 *(附註16)*	**(5,445)**	(78,812)
	488,142	485,464
支付方式：		
現金	**488,142**	485,464



40. 綜合現金流量表之附註（續）

(b) 收購附屬公司（續）

收購附屬公司所涉及之現金及現金等價物流出淨額之分析如下：

	二零零二年 千港元	二零零一年 千港元
購入之現金及銀行存款	**93,431**	492,787
購入之銀行透支額	—	(21,043)
已付現金代價	**(488,142)**	(485,464)
收購附屬公司所涉及之現金及現金等價物流出淨額	**(394,711)**	(13,720)

於年內購入之附屬公司為本集團之綜合營業額帶來409,738,000港元之貢獻額，並在年內產生除稅後但未計少數股東權益之純利40,314,000港元。

於上年度購入之附屬公司為本集團之綜合營業額貢獻帶來598,011,000港元之貢獻額，但在該年內產生除稅後但未計少數股東權益之虧損淨額3,246,000港元。



40. 綜合現金流量表之附註 *(續)*

(c) 出售附屬公司

	二零零二年 千港元	二零零一年 千港元
出售淨資產：		
固定資產	**682,655**	266,561
特許經營權	**50,871**	—
長期投資	**2,493**	—
於聯營公司之權益	**3,315**	—
應收共同控制款項	**26,353**	—
應收聯營公司款項	**1,154**	—
應付聯營公司款項	**(368)**	—
存貨	**25,216**	1,436
應收賬項	**6,982**	4,099
預付款項、按金及其他應收款項	**27,541**	904
現金及銀行存款	**127,700**	30,199
應付賬項	**(12,944)**	(384)
應繳税項	**(8,961)**	(19,570)
應計負債及其他負債	**(98,411)**	(104,581)
銀行及其他借貸	**(107,395)**	(134,363)
少數股東權益	**(268,775)**	(45,471)
資產淨值	**457,426**	(1,170)
出售附屬公司之收益 *(附註5)*	**2,561**	35,504
	459,987	34,334
支付方式：		
附屬公司權益重新分類為共同控制公司及聯營公司權益	**458,394**	10,851
於一間共同控制公司之權益	—	141,212
已出售之固定資產	—	(37,273)
已出售之按金及其他應收款項	—	(79,390)
現金	**1,593**	(1,066)
	459,987	34,334



40. 綜合現金流量表之附註 *(續)*

(c) 出售附屬公司 *(續)*

出售附屬公司所涉及之現金及現金等價物流出淨額之分析如下：

	二零零二年 千港元	二零零一年 千港元
已出售現金及銀行存款	**(127,700)**	(30,199)
已收／(已付)現金代價	**1,593**	(1,066)
出售附屬公司所涉及之現金及現金等價物流出淨額	**(126,107)**	(31,265)

於年內出售之附屬公司之業績為本集團之綜合營業額帶來245,880,000港元之貢獻額，並在該年度產生除税後但未計少數股東權益之純利36,167,000港元。

於上年度出售之附屬公司之業績對本集團該年度之綜合營業額及除税後但未計少數股東權益之溢利並無重大影響。

(d) 主要非現金交易

本集團若干附屬公司之少數股東於上年度以非流動資產29.675,000港元及非現金流動資產7,933,000港元之方式繳入資本。

(e) 限制用途之現金及現金等價物結餘

本集團若干銀行存款及定期存款總額44,116,000港元(二零零一年：29,719,000港元)已質押予銀行以取得本集團獲授之若干銀行貸款，詳情於財務報表附註20及33闡釋。

一筆長期有抵押銀行存款9,901,000港元(二零零一年：10,852,000港元)及一筆短期有抵押銀行存款17,772,000港元(二零零一年：無)已質押予銀行，作為若干本集團持作出售物業之買家獲授之按揭貸款之抵押品，詳情於財務報表附註20闡釋。

短期有抵押銀行存款966,000港元(二零零一年：無)已質押作為投標及合同之擔保，詳情於財務報表附註20闡釋。



41. 或然負債

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
就銀行授予本集團持作出售物業買家之按揭貸款作出之擔保	**56,820**	10,852	—	—
就一間非全資附屬公司獲授及動用之銀行備用額而作出之擔保	—	—	**174,282**	—
就燕京啤酒發行之可換股債券作出之擔保 — *附註34*	—	—	**659,444**	—
	56,820	10,852	**833,726**	—

42. 經營租賃安排

(a) 作為出租人

本集團將其投資物業(已於財務報表附註14載列)根據經營租賃安排出租，原定租賃期議定由一年至二十四年不等。租賃條款一般要求租客支付按金。

於二零零二年十二月三十一日，根據不可撤銷經營租賃，本集團應向租客收取於下列年度到期之未來最低租金總額：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
一年內	**19,536**	27,206	**8,500**	8,500
第二至五年(包括首尾兩年在內)	**79,633**	48,606	—	8,500
五年以後	**59,814**	46,339	—	—
	158,983	122,151	**8,500**	17,000



42. 經營租賃安排（續）

(b) 作為承租人

本集團根據經營租賃安排租用其若干辦公室物業、食肆物業及員工宿舍，原定租賃年期議定由一年至五十年不等。

於二零零二年十二月三十一日，根據不可撤銷經營租賃，本集團及本公司須於下列年期支付未來最低租金總額：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
一年內	**80,145**	64,105	—	1,200
第二至五年（包括首尾兩年在內）	**272,027**	219,472	—	—
五年以後	**818,413**	705,477	—	—
	1,170,585	989,054	—	1,200

年內，本集團於損益表內扣除關於北京酒店業務土地使用費之或然租金款項3,407,000港元（二零零一年：3,400,000港元）。釐定該等或然租金款項之基準載於財務報表附註45(s)內。



43. 資本承擔

除上文附註42(b)之經營租賃承擔外，本集團及本公司於結算日時有以下之資本承擔：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
土地及樓宇：				
已批准但未訂約	**144,742**	109,580	—	—
已訂約但未撥備	**143,390**	99,990	—	—
	288,132	209,570	—	—
廠房及機器：				
已批准但未訂約	—	45,322	—	—
已訂約但未撥備	**122,142**	42,555	—	—
	122,142	87,877	—	—
向附屬公司及聯營公司繳入資本：				
已批准但未訂約	—	72,197	—	—
已訂約但未撥備	—	94,315	—	76,294
	—	166,512	—	76,294
資本承擔總額	**410,274**	463,959	—	76,294



44. 結算日後事項

下列重大事項於結算日後發生：

(i) 二零零三年一月六日，北京發展向多位獨立第三方收購 Beijing Enterprises VST Software Engineering Technology Co., Ltd.（「北京VST」）的60%權益，總代價21,204,090港元，其中8,481,690港元以現金支付，12,722,400港元以配發12,722,400股北京發展的普通股支付。北京 VST 主要在中國從事發展和銷售社會保險信息管理系統及稅務信息管理系統。上述交易完成後，本公司於北京發展的持股量將由二零零二年十二月三十一日之53.93%攤薄至52.44%。

(ii) 二零零三年一月十七日，燕京啤酒與燕京啤酒集團的全資附屬公司成立一家中外合資公司 — 北京燕京飲料有限公司（「燕京飲料」）。燕京飲料的註冊資本1,000萬美元。根據合營企業協議，燕京啤酒持有燕京飲料75%股本權益，並按股權比例出資，即750萬美元。燕京飲料的主要業務是於國內生產及銷售健康飲品及提供售後服務。

(iii) 本公司與北京發展於二零零三年四月十四日簽訂有條件買賣協議，據此，北京發展收購本公司之全資附屬公司 — 商網有限公司之全部股本權益及人民幣19,000,000元之股東貸款，總代價為40,000,000港元。代價以現金支付5,000,000港元，並發行及配發35,000,000股北京發展之普通股。商網有限公司之唯一資產乃北京市政交通一卡通有限公司註冊資本之38%權益。北京市政交通一卡通有限公司乃本公司於二零零零年成立的一中外合資經營企業，主要業務為製作及發行非接觸式多用途電子繳費卡及投資、經營及管理在北京之自動收費系統及相關設施。上述交易完成後，本公司於北京發展之持股量將由52.44%增加至55.81%。



45. 關連人士交易

除此財務報表內詳述之交易及結餘外，本集團於年內曾與關連人士進行下列重大交易：

公司名稱	交易性質	附註	二零零二年 千港元	二零零一年 千港元
最終控股公司				
京泰實業(集團)有限公司	租金收入	(a)	**2,809**	3,170
及其聯營公司	租金及有關費用	(a)	**4,492**	4,459
附屬公司之合資夥伴				
及其聯營公司				
燕京啤酒集團及	購買瓶身標籤	(b)	**49,615**	38,577
其聯營公司	購買瓶蓋	(b)	**48,569**	46,059
	銷售啤酒	(c)	—	1,417
	已付罐裝服務費用	(d)	**21,495**	18,052
	已付綜合支援服務費用	(e)	**14,644**	14,656
	租地費用	(f)	**1,643**	1,643
	已付商標特許權費用	(g)	**16,174**	15,236
	減：退回20%之廣告補助	(g)	**(3,235)**	(3,047)
	墊款之利息開支	(h)	**1,413**	942
北京三元集團有限責任	購入未加工牛奶	(i)	**189,288**	198,009
公司(「三元集團」)	購入包裝材料	(i)	**18,806**	15,580
及其聯營公司	墊款之利息收入	(j)	—	4,629
	已付土地使用費	(k)	**2,515**	2,261
	土地及樓宇之銷售	(l)	**3,451**	—
	持作出售之物業之銷售	(c)	**1,206**	—
	租金收入及物業管理費	(m)	**1,761**	—
	購入三元華冠食品有限公司(「三元華冠」)之股本權益	(n)	—	21,225
	購入奶製品生產廠房及相關資產及負債	(n)	—	6,266
	成立共同控制公司	(o)	—	1,500



45. 關連人士交易*(續)*

公司名稱	交易性質	附註	二零零二年 千港元	二零零一年 千港元
附屬公司之合資夥伴及其聯營公司*(續)*				
延慶縣八達嶺特區辦事處（「八達嶺特區辦事處」）及其聯營公司	管理費收入	(p)	**46,386**	—
	豁免應付特許經營權費	(q)	**9,544**	—
	成立附屬公司	(r)	**80,000**	—
北京首都旅遊集團有限公司（「首都旅遊」）及其聯營公司	已付土地使用費	(s)	**3,407**	3,400
北京嘉銘房地產開發有限公司	購入一幅土地	(t)	**21,432**	—
共同控制公司				
北京麥當勞	銷售廣東三元麥當勞食品有限公司（「廣東麥當勞」）股本權益	(u)	—	92,780
	銷售奶製品	(c)	**28,722**	25,728
聯營公司				
北京國際交換系統有限公司	利息收入	(v)	**3,782**	9,623
萬博物業管理有限公司	租金收入	(a)	**9,421**	2,166

董事局認為，上述交易乃本集團於日常業務中進行。



45. 關連人士交易（續）

附註：

(a) 有關租金乃參照租賃協議訂立時之公開市場租值釐定。

(b) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定，並每年參照上一年度北京之價格指數作出調整。

(c) 啤酒、持作出售之物業及奶製品之售價乃參照市場價格釐定。

(d) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加預先協定之利潤率之價格收取。

(e) 所付綜合支援服務費用包括下列各項：

— 保安及飯堂服務費，此乃根據上一年度之勞工、折舊及保養年費釐定，並每年參照北京之價格指數作出調整；及

— 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用，乃參照有關協議訂立時之市場租值釐定。

(f) 租地費用乃按相互協定的數額每年人民幣1,744,000元收取。

(g) 商標特許權費用乃就使用「燕京」商標而支付，並按燕京啤酒之啤酒及礦泉水全年銷售額之1%釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%，供燕京啤酒用以發展及推廣「燕京」商標。

(h) 向燕京啤酒集團支付之利息收入乃燕京啤酒所獲墊款而之利息，該等墊款按借出時之市場利率計算利息。

(i) 未經加工牛奶及包裝材料之購買價乃參照市場價格釐定。

(j) 來自三元集團之利息收入乃向三元集團提供墊款而收取之利息，該等墊款按借出時之市場利率計算利息。

(k) 截至二零零二年十二月三十一日止年度之土地使用費按相互協定的數額人民幣2,670,000元（二零零一年：人民幣2,400,000元）收取。

(l) 已收代價乃根據相互協定之金額人民幣3,663,000元收取。

(m) 租金收入及物業管理費乃根據相互協定之金額分別為人民幣1,460,000元及人民幣410,000元收取。

(n) 代價乃按中國獨立合資格估值師對三元華冠、奶製品生產廠房及相關資產及負債所編評定報告之資產公允值而釐定。

(o) 本集團向共同控制公司之出資額乃按照本集團與三元集團及其他第三方所訂立之合營企業協議支付。

(p) 管理費收入乃根據所收取的八達嶺長城門票總額40%釐定，惟須參考八達嶺特區辦事處評估本集團服務質素而調整。



45. 關連人士交易（續）

附註：（續）

(q) 年內，八達嶺特區辦事處之聯營公司就本集團在八達嶺長城經營旅遊業務，豁免八達嶺旅遊支付特許經營權費人民幣10,130,000元。

(r) 本集團向附屬公司之注資額乃根據本公司、八達嶺旅遊及八達嶺特區辦事處所訂立之合資協議作出。

(s) 土地使用費乃按建國飯店全年營業總額之3%釐定。

(t) 收購所支付代價乃參考中國獨立估值師對土地於二零零二年二月八日之價值評估人民幣23,090,000元釐定。

(u) 廣東麥當勞之股本權益以成本出售。

(v) 有關貸款之條款詳情載於財務報表附註19。

(w) 於二零零二年七月十日，Magic Melody Limited（本公司之全資附屬公司）與首都旅遊之兩家附屬公司（「首都旅遊聯營公司」）及一位第三方訂立股東協議（「股東協議」），成立一家主要在中國及美利堅合眾國從事酒店及旅遊業務之合營公司。

根據股東協議，Magic Melody Limited、首都旅遊聯營公司及第三方（統稱「合營公司股東」）各自向合營公司注入資產作為其注資額。各合營公司股東所注入資產之價值，乃根據獨立合資格估值師於二零零一年十二月三十一日按公開市場價值基準所進行之估值。按各合營公司股東所注入資產價值，Magic Melody Limited、首都旅遊聯營公司及第三方分別擁有合營公司40%、32.5%及27.5%。

合營公司 — 北京旅遊發展其後於二零零二年九月九日在開曼群島註冊為有限公司，而各合營公司股東於二零零二年十二月完成注入資產。

為進行上述資產注入，本集團於年內將其絕大部份酒店及旅遊業務出售予共同控制公司 — 北京旅遊發展，包括建國飯店50.5%、八達嶺旅遊75%及龍慶峽旅遊75%股本權益作為本集團之注資額。其後建國飯店、八達嶺旅遊及龍慶峽旅遊不再為本集團之附屬公司，而成為共同控制公司。

除上述於年內進行的主要交易外，燕京啤酒集團承諾向本集團提供25,071,000港元之彌償保證，該保證相等於燕京啤酒截至二零零二年十二月三十一日止年度因企業所得税超出15%而對本集團純利的影響。該彌償保證將於燕京啤酒支付有關税款時被執行，而本集團已於本年度確認該筆保證收入以配合本集團已計提有關燕京啤酒的企業所得税款。



46. 比較數字

誠如財務報表附註2所述，由於本年度採納若干新訂及經修訂之會計實務準則，財務報表若干項目及結餘之會計處理以及呈報方式已經加以修訂，以便符合新規定。因此，若干比較數字已重新分類，以便符合本年度之呈報方式。

47. 財務報表之批准

財務報表經董事局於二零零三年四月十五日批准並准予刊行。



以下是本集團截至最近五個財政年度之已刊發業績、資產、負債及少數股東權益之摘要，節錄自本公司之年報及經審核財務報表：

業績

	截至十二月三十一日止年度				
	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	**二零零二年 千港元**
營業額	3,396,578	3,823,713	5,212,882	6,227,282	**7,011,698**
經營溢利	446,499	488,489	534,651	692,441	**684,908**
應佔下列公司之盈虧：					
共同控制公司	(17,324)	(34,279)	7,330	7,980	**15,557**
聯營公司	242,607	202,957	192,052	201,471	**50,674**
收購共同控制公司產生的商譽之攤銷	—	—	—	(681)	**(4,699)**
除稅前溢利	671,782	657,167	734,033	901,211	**746,440**
稅項	(107,931)	(104,653)	(146,191)	(167,736)	**(227,049)**
未計少數股東權益之溢利	563,851	552,514	587,842	733,475	**519,391**
少數股東權益	(89,349)	(68,231)	(62,847)	(155,947)	**(109,153)**
股東應佔純利	474,502	484,283	524,995	577,528	**410,238**

資產、負債及少數股東權益

	十二月三十一日				
	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	**二零零二年 千港元**
資產總值	11,888,739	14,161,957	15,302,836	16,653,826	**17,364,494**
負債總值	(3,819,820)	(5,682,952)	(5,918,598)	(6,374,801)	**(6,873,787)**
少數股東權益	(2,037,817)	(2,185,103)	(2,783,250)	(3,174,397)	**(3,147,707)**
	6,031,102	6,293,902	6,600,988	7,104,628	**7,343,000**



主要物業詳情

以下為本集團之主要投資及酒店物業、發展中物業及持作出售物業之詳情：

投資及酒店物業

位置	本集團應佔之物業權益百分比	用途	租約年期
中國 北京市東城區 建國門外大街24號 京泰大廈二期 6樓、8至12樓 及17至18樓	100	商業	中期租約 二零四三年十二月二十八日
中國 香港鰂魚涌 西灣臺18號 逸意居 第二座23樓A室	100	住宅	中期租約 二零三三年十二月十八日
中國 北京市朝陽區 建國門外大街 建國飯店[8]	20.2	酒店業務	中期租約 二零三七年四月六日
中國 北京市延慶縣 媯水北街35號 八達嶺溫泉度假村酒店 第一、二及三期[8]	30	酒店業務	中期租約 二零三六年九月二十九日 至二零三八年十二月三十日
中國 北京市宣武區 廣外新居東里4號 北京三元廣安賓館	74.77	酒店業務	中期租約 二零一八年六月二十七日
中國 北京市朝陽區 建國門外大街1號A 二樓部份及三樓全層	46.11	辦公室大廈	中期租約 二零四三年十二月十五日
中國 香港新界 葵涌禾塘咀街31－39號 香港毛紡工業大廈 1103、1701、1704及1903室	53.93	工業	中期租約 二零四七年六月三十日

[8] 本集團的共同控制公司持有此兩項酒店物業。



發展中物業

位置	預定用途	地盤面積 平方米	建築 樓面面積 平方米	落成 百分比	預計 竣工日期	本集團 應佔權益 之百分比
中國 北京市宣武區 右安門內大街72號 萬博苑小區 第7座	住宅	3,008	32,670	10	二零零三年 十二月	50
中國 北京市東城區 新中街40號 元嘉國際公寓	住宅	2,500	35,000	80	二零零三年 六月	56.08



持作出售物業

位置	用途	建築樓面面積平方米	本集團應佔物業權益之百分比
中國 四川省 成都錦江區 總府路13號 成都王府井商城A座	酒店業務	74,600	35.07
中國 北京市宣武區 右安門內大街72號 萬博苑小區	住宅	148,000	50
中國 北京市昌平縣 十三陵水庫南 朝鳳山莊	住宅	19,100	50
中國 北京市海淀區 學院南路 灶君廟14號	住宅	7,000	74.77
中國 香港新界 葵涌禾塘咀街31-39號 香港毛紡工業大廈 101－103、107、1501、1503、2001、2101 及2103-2104室、私家車位上層 第4、6、8、10-13、16及19-21號、 地下貨車車位第2－8、 12－14、16－25、27、29號 及貨櫃車車位第30號，天台及外牆	工業	4,143	53.93



茲通告北京控股有限公司謹訂於二零零三年六月二十日星期五下午二時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓宴會廳C室召開本公司股東週年大會以討論下列事項：

1. 省覽截至二零零二年十二月三十一日止年度之經審核綜合財務報表及董事會報告及核數師報告；

2. 宣派末期股息；

3. 選舉董事，並授權董事會釐定董事之酬金；

4. 委任核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

「**動議**

(a) 無條件授予董事會一般性權力，在符合適用法例之情況下，於有關期間（定義見下文）行使本公司之一切權力，以購回其股份；

(b) 根據上文(a)段之批准所購回之本公司股份面值總額，須不超過本公司於本決議案通過日期之已發行股本面值總額之10%，而上述批准須以此數額為限；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；



6. 作為特別事項考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

「**動議**

(a) 無條件授予董事會一般性權力，於有關期間（定義見下文）行使本公司之一切權力，以發行、配發及處理本公司之額外股份、並訂立或授予或需在有關期間（定義見下文）內或結束後配發、發行或處理股份之售股建議、協議及優先認股權；惟除根據(i)配售新股（指本公司向於指定記錄日期之股東按其當時持股比例提出售股建議（惟董事會可按適用於本公司之任何地區之法律，或任何認可管制機構或任何證券交易所之規定而產生之限制或責任，就零碎股份作出認為必須或權宜之豁免或其他安排））或(ii)當時所採納之任何優先認股計劃或類似安排，向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或可認購本公司股份之權利或(iii)依照本公司細則實行之任何以股代息計劃或類似安排，以配發股份代替本公司股份之全部或部份股息外，所發行、配發、處理或同意有條件或無條件發行、配發或處理之額外股份面值總額，須不超過於本決議案通過日期本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及

(b) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；及

7. 作為特別事項考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

「**動議**擴大根據上文第6項決議案授予本公司董事會之一般性權力，於當時可行使本公司之權力，以配發股份及訂立或授予或需行使該項權力之售股建議、協議及優先認股權，所擴大數額包括自根據本公司董事會行使本公司權力以購回該等股份而授出之一般性權力（見上文第5項決議案所述）以來，本公



司所購回之本公司股本中股份面值總額；惟該數額須不超過本公司於本決議案通過日期已發行股本面值總額之10%。」。

承董事局命
公司秘書
譚振輝

香港，二零零三年四月十五日

附註：

1. 本公司將由二零零三年六月十六日（星期一）至二零零三年六月二十日（星期五）（首尾兩天包括在內）暫停辦理本公司股份過戶登記手續。為確定合資格獲派發建議之截至二零零二年十二月三十一日止年度末期股息及出席股東週年大會，所有過戶文件連同有關之股票及過戶表格，務須於二零零三年六月十三日（星期五）下午四時三十分前送達本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，辦理股份過戶登記手續。

2. 凡有資格出席上述大會並於會上投票之股東，均有權委派一位或以上代表出席，並於票選時代其投票。受委代表毋須為本公司股東。惟若委派超過一名受委代表，則委任書上須列明每位受委代表所代表股份數目及類別。

3. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或該等授權書或授權文件經由公證人簽署證明之副本最遲須於大會指定舉行時間前48小時一併交回香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份過戶登記處登捷時有限公司，方為有效。

4. 載有關於上述第5至第7項決議案其他詳情之説明文件將於短期內連同二零零二年年報一併寄予各股東。

